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07021638

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great West Life

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FILE NO. 82- 34728

FISCAL YEAR 12-31-06

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 3/8/07


RECEIVED
MAR _ 7 2007
152
PROCESSING
SECTION
WASH. D.C.

GREAT-WEST
LIFECO INC.

12-31-06
AR/S

CONSOLIDATED FINANCIAL STATEMENTS

For the year 2006



FINANCIAL HIGHLIGHTS

(in $ millions except per share amounts)

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	**2006**	2005	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 6,253**	$ 4,528	38%	**$ 18,724**	$ 16,058	17%
Self-funded premium equivalents (ASO contracts)	**1,849**	1,850	-	**7,386**	7,535	-2%
Segregated funds deposits:						
Individual products	**2,415**	1,861	30%	**8,420**	6,254	35%
Group products	**1,399**	1,268	10%	**5,240**	5,040	4%
Total premiums and deposits	**11,916**	9,507	25%	**39,770**	34,887	14%
Fee and other income	**706**	616	15%	**2,688**	2,424	11%
Paid or credited to policyholders	**6,677**	4,888	37%	**20,508**	17,435	18%
Net income - common shareholders before adjustments (1)	**491**	469	5%	**1,875**	1,802	4%
Adjustments after tax (1)	**-**	13	-	**-**	60	-
Net income - common shareholders	**491**	456	8%	**1,875**	1,742	8%
Per common share						
Basic earnings before adjustments (1)	**$ 0.550**	$ 0.526	5%	**$ 2.104**	$ 2.022	4%
Adjustments after tax (1)	**-**	0.014	-	**-**	0.067	-
Basic earnings after adjustments	**0.550**	0.512	7%	**2.104**	1.955	8%
Dividends paid	**0.240**	0.210	14%	**0.9275**	0.810	15%
Book value				**11.24**	9.76	15%
Return on common shareholders' equity (12 months):						
Net income before adjustments (1)				**20.1%**	20.9%	
Net income				**20.1%**	20.7%	
At December 31						
Total assets				**$ 120,463**	$ 102,161	18%
Segregated funds net assets				**90,146**	75,158	20%
Total assets under administration				**$ 210,609**	$ 177,319	19%
Share capital and surplus				**$ 11,114**	$ 9,489	17%

(1) Net income, basic earnings per common share and return on common shareholders' equity are presented before the following adjustments as a non-GAAP financial measure of earnings performance:

a) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the year ended December 31, 2005 includes restructuring costs related to the acquisition of $17 after tax, or $0.019 per common share.

b) Fourth quarter 2005 results include a charge of $13 after tax, or $0.014 per common share, related to a provision for expected losses arising from hurricane damage in 2005. 2005 results include a charge of $43 after tax, or $0.048 per common share, related to a provision for expected losses arising from hurricane damage in 2005.



SUMMARY OF CONSOLIDATED OPERATIONS

(in $ millions except per share amounts)

	For the years ended December 31	
	2006	2005
Income		
Premium income	**$ 18,724**	$ 16,058
Net investment income (note 3)	**5,910**	5,389
Fee and other income	**2,688**	2,424
	27,322	23,871
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**20,508**	17,435
Commissions	**1,401**	1,284
Operating expenses	**2,230**	2,198
Premium taxes	**259**	238
Financing charges (note 8)	**202**	187
Amortization of finite life intangible assets	**18**	18
Restructuring costs (note 2)	**-**	22
Net income before income taxes	**2,704**	2,489
Income taxes - current	**550**	476
- future	**65**	125
Net income before non-controlling interests	**2,089**	1,888
Non-controlling interests (note 12)	**162**	113
Net income - shareholders	**1,927**	1,775
Perpetual preferred share dividends	**52**	33
Net income - common shareholders	**$ 1,875**	$ 1,742
Earnings per common share (note 16)		
Basic	**$ 2.104**	$ 1.955
Diluted	**$ 2.089**	$ 1.939



CONSOLIDATED BALANCE SHEETS

(in $ millions)

	December 31, 2006	December 31, 2005
Assets		
Bonds (note 3)	$ 65,246	$ 59,298
Mortgage loans (note 3)	15,334	14,605
Stocks (note 3)	4,766	4,028
Real estate (note 3)	2,216	1,842
Loans to policyholders	6,776	6,646
Cash and cash equivalents	3,083	2,961
Funds held by ceding insurers	12,371	2,556
Goodwill (note 5)	5,444	5,323
Intangible assets (note 5)	1,575	1,457
Other assets (note 6)	3,652	3,445
Total assets	$ 120,463	$ 102,161
Liabilities		
Policy liabilities		
Actuarial liabilities (note 7)	$ 89,363	$ 71,263
Provision for claims	1,266	999
Provision for policyholder dividends	568	535
Provision for experience rating refunds	452	401
Policyholder funds	2,202	2,088
	93,851	75,286
Debentures and other debt instruments (note 9)	1,980	1,903
Funds held under reinsurance contracts	1,822	4,221
Other liabilities (note 10)	4,229	4,099
Repurchase agreements	997	1,023
Deferred net realized gains (note 3)	2,821	2,598
	105,700	89,130
Preferred shares (note 13)	756	787
Capital trust securities and debentures (note 11)	646	648
Non-controlling interests (note 12)		
Participating account surplus in subsidiaries	1,884	1,741
Preferred shares issued by subsidiaries	209	209
Perpetual preferred shares issued by subsidiaries	154	157
Share capital and surplus		
Share capital (note 13)		
Perpetual preferred shares	1,099	799
Common shares	4,676	4,660
Accumulated surplus	5,858	4,860
Contributed surplus	28	19
Currency translation account	(547)	(849)
	11,114	9,489
Liabilities, share capital and surplus	$ 120,463	$ 102,161



CONSOLIDATED STATEMENTS OF SURPLUS

(in $ millions)

	For the years ended December 31	
	2006	2005
Accumulated surplus		
Balance, beginning of year	**$ 4,860**	$ 3,890
Net income	**1,927**	1,775
Repatriation of Canada Life seed capital from participating account (note 12)	**-**	2
Share issue costs - preferred shares	**(6)**	(6)
Common share cancellation excess	**(45)**	(46)
Dividends to shareholders		
Perpetual preferred shareholders	**(52)**	(33)
Common shareholder	**(826)**	(722)
Balance, end of year	**$ 5,858**	$ 4,860
Contributed surplus		
Balance, beginning of year	**$ 19**	$ 14
Stock option expense		
Current year expense (note 14)	**10**	5
Exercised	**(1)**	-
Balance, end of year	**$ 28**	$ 19
Currency translation account		
Balance, beginning of year	**$ (849)**	$ (426)
Change during the year	**302**	(423)
Balance, end of year	**$ (547)**	$ (849)



CONSOLIDATED STATEMENTS OF CASH FLOWS
(in $ millions)

	For the years ended December 31	
	2006	2005
Operations		
Net income	**$ 1,927**	$ 1,775
Adjustments:		
Change in policy liabilities	**1,560**	2,969
Change in funds held by ceding insurers	**386**	(219)
Change in funds held under reinsurance contracts	**(141)**	(543)
Change in current income taxes payable	**(75)**	(33)
Future income tax expense	**65**	125
Other	**90**	(123)
Cash flows from operations	**3,812**	3,951
Financing Activities		
Issue of common shares	**25**	20
Issue of preferred shares	**300**	300
Purchased and cancelled common shares	**(54)**	(57)
Redemption of preferred shares	**(31)**	(10)
Issue of subordinated debentures in subsidiary	**351**	-
Repayment of subordinated debentures in subsidiary	**(250)**	-
Repayment five-year term facility	**-**	(150)
Repayment of debentures and other debt instruments	**(22)**	(7)
Share issue costs	**(6)**	(6)
Dividends paid	**(878)**	(755)
	(565)	(665)
Investment Activities		
Bond sales and maturities	**30,162**	24,742
Mortgage loan repayments	**2,147**	2,045
Stock sales	**1,334**	1,500
Real estate sales	**181**	200
Change in loans to policyholders	**(18)**	(272)
Change in repurchase agreements	**94**	224
Acquisition of business (note 20)	**1,467**	22
Investment in bonds	**(33,636)**	(26,010)
Investment in mortgage loans	**(2,792)**	(2,381)
Investment in stocks	**(1,713)**	(1,993)
Investment in real estate	**(631)**	(588)
	(3,405)	(2,511)
Effect of changes in exchange rates on cash and cash equivalents	**280**	(286)
Increase in cash and cash equivalents	**122**	489
Cash and cash equivalents, beginning of year	**2,961**	2,472
Cash and cash equivalents, end of year	**$ 3,083**	$ 2,961
Supplementary cash flow information		
Income taxes paid	**$ 496**	$ 441
Interest paid	**$ 216**	$ 201



Notes to Consolidated Financial Statements

(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) have been prepared in accordance with Canadian generally accepted accounting principles and include the consolidated accounts of its subsidiary companies, The Great-West Life Assurance Company (Great-West Life) and Great-West Life & Annuity Insurance Company (GWL&A). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. The valuation of actuarial liabilities, income taxes and pension plans and other post retirement benefits are the most significant components of the Company's financial statements subject to management estimates. Actual results could differ from those estimates. The significant accounting policies are as follows:

(a) Portfolio Investments

Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized over the period to maturity of the security sold.

Investments in stocks (equity securities) are carried at cost plus a moving average market value adjustment of $402 ($293 in 2005). The carrying value is adjusted towards market value at a rate of 5% per quarter. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized to income at a rate of 5% per quarter on a declining-balance basis (see note 1(q)).

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $178 ($144 in 2005). The carrying value is adjusted towards market value at a rate of 3% per quarter. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized to income at a rate of 3% per quarter on a declining-balance basis (see note 1(q)).

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by discounting expected future cash flows based on expected dividends and where future cash flows cannot be readily determined, market value is estimated to be equal to cost. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

(b) Cash and Cash Equivalents

Cash and cash equivalents comprise cash, current operating accounts, overnight bank and term deposits with original maturity of three months or less, and fixed-income securities with an original term to maturity of three months or less. Net payments in transit and overdraft bank balances are included in other liabilities.

(c) Derivative Financial Instruments

The Company uses derivative products as risk management instruments to hedge or manage asset, liability and capital positions, including revenues. Policy guidelines prohibit the use of derivative instruments for speculative trading purposes.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives that are used in hedging transactions to specific assets and liabilities on the balance sheet or to specific firm commitments or transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments used by the Company are summarized in note 19.

The accounting policies for derivative financial instruments used for hedging correspond to those used for the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instrument, any subsequent realized or unrealized gains or losses on such derivative instruments are recognized in income.

(d) Foreign Currency Translation

The Company follows the current rate method of foreign currency translation for its net investment in its self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expense items are translated at an average of daily rates. The Currency Translation Account is presented separately on the Consolidated Balance Sheets. The Company may enter into certain daily average rate forward exchange contracts to manage volatility associated with the translation of a portion of revenues and investment in foreign operations into Canadian dollars. Foreign currency translation gains and losses on foreign currency transactions of the Company are included in net investment income and are not material to the financial statements of the Company.

(e) Loans to Policyholders

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

(f) Funds Held by Ceding Insurers/Funds Held Under Reinsurance Contracts

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. The Company records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited by the ceding insurer.

(g) Goodwill and Intangible Assets

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Company. Intangible assets represent finite life and indefinite life intangible assets of acquired subsidiaries of the Company. Finite life intangible assets include the value of customer contracts and distribution channels. These intangible assets are amortized over their estimated useful lives, generally not exceeding 20 years and 30 years respectively. The Company tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired to the extent that the carrying value exceeds the estimated fair value.

(h) Revenue recognition

Premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

The Company's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

Fee and other income is recognized when earned and primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts and fees earned from management services.

(i) Fixed assets

Included in other assets are fixed assets that are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from 3 to 15 years. Amortization of fixed assets included in the Summary of Consolidated Operations is $77 ($77 in 2005).

(j) Actuarial liabilities

Actuarial liabilities represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Company's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established



by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method (CALM). Actuarial liabilities of the Company are discussed in note 7.

(k) Income Taxes

The Company uses the liability method of income tax allocation. Current income taxes are based on taxable income and future income taxes are based on taxable temporary differences. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantively enacted at the balance sheet date (see note 18).

(l) Repurchase Agreements

The Company enters into repurchase agreements with third-party broker-dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

(m) Pension Plans and Other Post Retirement Benefits

The Company's subsidiaries maintain contributory and non-contributory defined benefit pension plans for certain of its employees and advisors. The Company's subsidiaries also maintain defined contribution pension plans for certain of its employees and advisors. The cost of defined pension benefits is charged to earnings using the projected benefit method prorated on services (see note 15).

The Company's subsidiaries also provide post-retirement health, dental and life insurance benefits to eligible employees, advisors and their dependents. The cost of post-retirement health, dental and life insurance benefits is charged to earnings using the projected benefit method prorated on services (see note 15).

(n) Stock Based Compensation

The Company follows the fair value based method of accounting for the valuation of compensation expense for options granted to employees under its stock option plan (see note 14). Compensation expense is recognized as an increase to compensation expense and an increase to contributed surplus over the vesting period of the granted options. When options are exercised, the proceeds received, along with the amount in contributed surplus, is transferred to share capital.

(o) Earnings Per Common Share

Earnings per common share is calculated using net income after preferred share dividends and the weighted average number of common shares outstanding. The treasury stock method is used for calculating diluted earnings per common share (see note 16).

(p) Geographic Segmentation

The Company has significant operations in Canada, the United States and Europe. Reinsurance operations and operations in all countries other than Canada and the United States are reported as part of the Europe segment.

(q) New Accounting Requirements

Financial Instruments

Effective January 1, 2007, the Company will be required to comply with the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook on accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance on these items issued by the CICA.

On June 22, 2006, The Office of the Superintendent of Financial Institutions Canada issued Guideline D-10 – Accounting for Financial Instruments Designated as "Held for Trading" (Fair Value Option) (OSFI D-10), which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are required to be recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Company to designate certain financial instruments, on initial recognition, as held for trading. This option has been limited by the requirements of OSFI D-10.

Changes in the fair value of financial instruments classified as held for trading will be reported in net income. Unrealized gains or losses on financial instruments classified as available for sale will be reported in Other Comprehensive Income until they are realized by the Company.

The new guidance introduces the concept of Other Comprehensive Income, which will track unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Other Comprehensive Income together with Net Income provides the financial statement reader with Comprehensive Income. Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

The Company will measure certain investments, primarily investments actively traded in a public market, and certain financial liabilities at their fair value. Investments backing actuarial liabilities will be classified as held for trading using the fair value option. Changes in the fair value of these investments will flow through net income. This impact is expected to be largely offset by corresponding changes in the actuarial liabilities which will also flow through net income. Investments backing shareholder capital and surplus will be classified as available for sale. Unrealized gains and losses on these investments will flow through Other Comprehensive Income until they are realized. Certain investment portfolios will be classified as held for trading as reflection of their underlying nature. Changes in the fair value of these investments will flow through net income. No change to the Company's method of accounting for real estate or loans is anticipated.

Derivative instruments, previously off-balance sheet, will be recognized at their market value in the Consolidated Balance Sheet (refer to note 19 for details of off-balance sheet derivatives at December 31, 2006). Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. Changes in the fair value of derivatives will be recognized in net income except for derivatives designated as effective hedges.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net income. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other Comprehensive Income until the variability in cash flows being hedged is recognized in net income.

Life insurance enterprises will no longer defer net realized gains on financial instruments (bonds, stocks, and mortgages), nor will they be allowed to carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses. Deferred net realized gains on bonds, stocks, and mortgages, carried on the balance sheet at December 31, 2006, will be transferred to surplus on transition to the new rules. At December 31, 2006, deferred net realized gains totaled $2,821 or $2,628 excluding real estate. Included in this total is $118 of losses realized on bonds, stocks and mortgages that supported shareholders capital and surplus.

The new accounting guidance is expected to contribute to volatility within certain income statement line items, particularly for investment income and actuarial provisions. However, based on the Company's review to this point, it does not expect that the new guidance will result in a material impact on net income, other than as a result of the inability to continue to amortize the balance of net deferred realized unamortized gains on assets supporting shareholders capital and surplus that will exist at the time of transition to the new accounting rules. For the year ended December 31, 2006, the amortization of net realized and unrealized gains was $619 in total. For investments backing actuarial liabilities, the loss of amortization in connection with these assets is expected to be largely offset by corresponding changes in the actuarial liabilities which will also flow through net income. Included in the $619 is $92 of amortization in connection with bonds, stocks and mortgages associated with shareholders capital and surplus which will not be offset by changes to actuarial liabilities.

On October 18, 2006, the CICA issued an exposure draft amending the transitional provisions relating to the new guidance on hedges. The Company will complete its



determination of the transition adjustment for hedges once the new transitional guidance is finalized.

(r) Comparative Figures

Certain of the 2005 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Restructuring Costs

The plan to restructure and integrate the operations of Canada Life Financial Corporation (CLFC) with the Company's wholly owned subsidiaries Great-West Life, London Life Insurance Company (London Life) and GWL&A was completed at the end of 2005 at a total cost of $446. Restructuring costs related to the acquisition of CLFC incurred for the year ended December 31, 2005 were $101. Of this amount $22 before tax ($17 after tax) was charged to income and $79 was charged against the amount accrued as part of the purchase equation of CLFC. These restructuring costs were related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs.

3. Portfolio Investments

(a) Carrying values and estimated market values of portfolio investments are as follows:

		2006		2005	
		Carrying value	**Market value**	Carrying value	Market value
Bonds	- government	**$ 22,069**	**$ 22,702**	$ 21,738	$ 22,956
	- corporate	**43,177**	**43,996**	37,560	38,962
		65,246	**66,698**	59,298	61,918
Mortgage loans	- residential	**7,342**	**7,513**	7,243	7,575
	- non-residential	**7,992**	**8,257**	7,362	7,702
		15,334	**15,770**	14,605	15,277
Stocks		**4,766**	**5,566**	4,028	4,639
Real estate		**2,216**	**2,677**	1,842	2,127
		$ 87,562	**$ 90,711**	$ 79,773	$ 83,961

GREAT-WEST
LIFECO INC.

(b) The significant terms and conditions and interest rate ranges of applicable fixed-term portfolio investments gross of provisions are as follows:

2006	**Carrying value — Term to maturity: 1 year or less**	**1-5 years**	**Over 5 years**	**Total**	**Principal amount**	**Effective interest rate ranges**
Short-term bonds	**$ 2,958**	**$ -**	**$ -**	**$ 2,958**	**$ 2,693**	**2.7% - 5.3%**
Bonds	**4,155**	**16,966**	**41,210**	**62,331**	**64,995**	**2.1% - 17.1%**
Mortgage loans	**1,160**	**5,015**	**9,190**	**15,365**	**15,013**	**3.6% - 13.1%**
	$ 8,273	**$ 21,981**	**$ 50,400**	**$ 80,654**	**$ 82,701**	

2005	Carrying value — term to maturity: 1 year or less	1-5 years	Over 5 years	Total	Principal amount	Effective interest rate ranges
Short-term bonds	$ 2,133	$ -	$ -	$ 2,133	$ 2,131	1.0% - 4.3%
Bonds	3,137	16,942	37,174	57,253	60,784	0.3% - 16.8%
Mortgage loans	332	5,323	8,981	14,636	14,235	3.0% - 13.5%
	$ 5,602	$ 22,265	$ 46,155	$ 74,022	$ 77,150	

(c) Included in portfolio investments are the following:

(i) Non-performing loans:

	2006	2005
Bonds	**$ 79**	$ 137
Mortgage loans	**28**	17
Foreclosed real estate	**-**	11
	$ 107	$ 165

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) the Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

(ii) Allowance for credit losses:

	2006	2005
Bonds & mortgage loans	$ 74	$ 119

(iii) Changes in the allowance for credit losses are as follows:

	2006	2005
Balance, beginning of year	$ 119	$ 190
Net provision (recoveries) for credit losses - in year	(31)	7
Write-offs, net of recoveries	(13)	(75)
Other (including foreign exchange rate changes)	(1)	(3)
Balance, end of year	$ 74	$ 119

The allowance for credit losses is supplemented by the provision for future credit losses included in actuarial liabilities.

(d) Also included in portfolio investments are modified/restructured loans of $12 ($37 in 2005) that are performing in accordance with their current terms.

(e) Net investment income is comprised of the following:

	2006				
	Investment income earned	**Amortization of net realized and unrealized gains**	**(Provision) recovery for credit losses**	**Investment expenses**	**Net investment income**
Bonds	$ 3,641	$ 247	$ 30	$ -	$ 3,918
Mortgage loans	869	47	1	-	917
Stocks	140	261	-	-	401
Real estate	112	64	-	-	176
Other	566	-	-	(68)	498
	$ 5,328	$ 619	$ 31	$ (68)	$ 5,910

	2005				
	Investment income earned	Amortization of net realized and unrealized gains	(Provision) recovery for credit losses	Investment expenses	Net investment income
Bonds	$ 3,226	$ 253	$ (19)	$ -	$ 3,460
Mortgage loans	892	53	12	-	957
Stocks	126	232	-	-	358
Real estate	125	46	-	-	171
Other	499	-	-	(56)	443
	$ 4,868	$ 584	$ (7)	$ (56)	$ 5,389

(f) The balance of deferred net realized gains is comprised of the following:

	2006			
	Participating surplus and liabilities	Non-participating		Total
		Liabilities	Capital and surplus	
Bonds	$ 548	$ 1,638	$ (220)	$ 1,966
Mortgage loans	29	141	1	171
Stocks	339	51	101	491
Real estate	114	37	42	193
	$ 1,030	$ 1,867	$ (76)	$ 2,821

	2005			
	Participating surplus and liabilities	Non-participating		Total
		Liabilities	Capital and surplus	
Bonds	$ 562	$ 1,234	$ 38	$ 1,834
Mortgage loans	23	122	6	151
Stocks	278	30	132	440
Real estate	98	32	43	173
	$ 961	$ 1,418	$ 219	$ 2,598

4. Pledging of Assets

The amount of assets which have a security interest by way of pledging is $5 ($10 in 2005), all of which is in respect of derivative transactions.



5. Goodwill and Intangible Assets

(a) Goodwill

The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

	2006	2005
Balance, beginning of year	**$ 5,323**	$ 5,324
Acquisitions (note 20)	**117**	-
Other acquisitions	**2**	
Changes in foreign exchange rates	**2**	(1)
Balance, end of year	**$ 5,444**	$ 5,323
Canada	**$ 3,771**	$ 3,769
United States	**169**	50
Europe	**1,504**	1,504
	$ 5,444	$ 5,323

The Canada Life Assurance Company (Canada Life) paid additional consideration, based on certain performance targets achieved in 2006, for an investment subsidiary first acquired in 2003. This resulted in an increase in goodwill of $2.

The goodwill arising from acquisitions in the Company's United States segment (note 20) may be adjusted as part of the finalization of the allocation of the purchase prices to the assets acquired and liabilities assumed.

(b) Intangible Assets

The carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

2006	**Cost**	**Accumulated amortization**	**Changes in foreign exchange rates**	**Carrying value, end of year**
Indefinite life intangible assets				
- Brands and trademarks	**$ 410**	**$ -**	**-**	**$ 410**
- Customer contract related	**354**	**-**	**-**	**354**
- Shareholder portion of acquired future Participating account profits	**354**	**-**	**-**	**354**
	1,118	**-**	**-**	**1,118**
Finite life intangible assets				
- Customer contract related	**388**	**(49)**	**1**	**340**
- Distribution channels	**130**	**(12)**	**(1)**	**117**
	518	**(61)**	**-**	**457**
Total	**$ 1,636**	**$ (61)**	**$ -**	**$ 1,575**

GREAT-WEST
LIFECO INC.

2005	Cost	Accumulated amortization	Changes in foreign exchange rates	Carrying value, end of year
Indefinite life intangible assets				
- Brands and trademarks	$ 410	$ -	(16)	$ 394
- Customer contract related	354	-	-	354
- Shareholder portion of acquired future Participating account profits	354	-	-	354
	1,118	-	(16)	1,102
Finite life intangible assets				
- Customer contract related	285	(35)	(2)	248
- Distribution channels	127	(8)	(12)	107
	412	(43)	(14)	355
Total	$ 1,530	$ (43)	$ (30)	$ 1,457

During 2006, in connection with the acquisitions in the Company's United States segment (note 20), the Company acquired approximately $100 of customer contract related finite life intangible assets and $4 in distribution related finite life intangible assets. The value assigned to these intangible assets may be adjusted as part of the finalization of the allocation of the purchase prices to the assets acquired and liabilities assumed.

6. Other Assets

Other assets consist of the following:

	2006	2005
Premiums in course of collection	**$ 566**	$ 623
Interest due and accrued	**1,009**	893
Future income taxes (note 18)	**304**	363
Fixed assets	**263**	279
Prepaid expenses	**64**	76
Accounts receivable	**754**	716
Accrued pension asset (note 15)	**189**	179
Other	**503**	316
	$ 3,652	$ 3,445



7. Actuarial Liabilities

(a) Composition of Actuarial Liabilities and Related Supporting Assets

(i) The composition of actuarial liabilities is as follows:

	Participating		Non-participating		Total	
	2006	2005	**2006**	2005	**2006**	2005
Canada	**$ 17,573**	$ 16,622	**$ 17,248**	$ 15,946	**$ 34,821**	$ 32,568
United States	**8,107**	7,822	**14,492**	12,839	**22,599**	20,661
Europe	**1,853**	1,677	**30,090**	16,357	**31,943**	18,034
Total	**$ 27,533**	$ 26,121	**$ 61,830**	$ 45,142	**$ 89,363**	$ 71,263

(ii) The composition of the assets supporting liabilities and surplus is as follows:

2006	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Carrying value						
Participating	**$ 12,928**	**$ 5,019**	**$ 2,313**	**$ 112**	**$ 7,161**	**$ 27,533**
Non-participating						
Canada	**10,983**	**4,661**	**681**	**7**	**916**	**17,248**
United States	**12,825**	**1,497**	**-**	**-**	**170**	**14,492**
Europe	**14,354**	**1,449**	**236**	**1,164**	**12,887**	**30,090**
Other	**9,599**	**2,555**	**747**	**287**	**6,798**	**19,986**
Capital and surplus	**4,557**	**153**	**789**	**646**	**4,969**	**11,114**
Total carrying value	**$ 65,246**	**$ 15,334**	**$ 4,766**	**$ 2,216**	**$ 32,901**	**$ 120,463**
Fair value	**$ 66,698**	**$ 15,770**	**$ 5,566**	**$ 2,677**	**$ 32,901**	**$ 123,812**

2005	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Carrying value						
Participating	$ 12,164	$ 4,707	$ 1,845	$ 110	$ 7,295	$ 26,121
Non-participating						
Canada	10,347	4,579	586	8	426	15,946
United States	10,696	1,590	19	-	534	12,839
Europe	11,363	660	162	669	3,503	16,357
Other	11,992	2,987	693	452	5,285	21,409
Capital and surplus	2,736	82	723	603	5,345	9,489
Total carrying value	$ 59,298	$ 14,605	$ 4,028	$ 1,842	$ 22,388	$ 102,161
Fair value	$ 61,918	$ 15,277	$ 4,639	$ 2,127	$ 22,388	$ 106,349



Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of these assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time in accordance with investment accounting policies.

(b) Changes in Actuarial Liabilities

The change in actuarial liabilities during the year was the result of the following business activities and changes in actuarial estimates:

	Participating		Non-participating		Total	
	2006	2005	**2006**	2005	**2006**	2005
Balance, beginning of year	**$ 26,121**	$ 25,085	**$ 45,142**	$ 40,737	**$ 71,263**	$ 65,822
Impact of new business	**7**	4	**2,929**	3,186	**2,936**	3,190
Normal change in force	**1,160**	1,415	**(2,433)**	(1,571)	**(1,283)**	(156)
Impact of assumption changes	**79**	50	**(117)**	19	**(38)**	69
Business movement from/to affiliates	**-**	-	**-**	(38)	**-**	(38)
Business movement from/to external parties	**-**	-	**13,580**	4,803	**13,580**	4,803
Impact of foreign exchange rate changes	**176**	(433)	**2,729**	(1,994)	**2,905**	(2,427)
Balance, end of year	**$ 27,533**	$ 26,121	**$ 61,830**	$ 45,142	**$ 89,363**	$ 71,263

In 2006 the acquisition of a large block of annuity business in the United Kingdom, and the acquisition of two blocks of largely 401(k) business in the United States were the major contributors to the growth in actuarial liabilities.

Non-participating actuarial liabilities decreased by $117 in 2006 due to assumption changes. This decrease was primarily due to improvements in mortality ($72 decrease), improvements in morbidity ($63 decrease), and improvement in expenses ($62 decrease) partially offset by strengthened provisions for asset liability matching (increase of $88) and an increase required in the adverse development reserve provisions in London Reinsurance Group Inc. (LRG) (increase of $21).

Participating actuarial liabilities increased by $79 in 2006 due to assumption changes. This increase was primarily due to an increase in the provision for future policyholder dividends ($184) partially offset by improved investment assumptions ($60 decrease), improved life mortality ($18 decrease) and improved expenses ($18 decrease).

In 2005 the acquisition of a large block of annuity business in the United Kingdom was the major contributor to the growth in actuarial liabilities.

Non-participating actuarial liabilities increased by $19 in 2005 due to assumption changes. This increase was primarily due to strengthened mortality assumptions ($151 increase), and increased litigation reserves ($33) partially offset by improvements in asset liability matching ($103 decrease) and improvements in modeling ($67 decrease).



Participating actuarial liabilities increased by $50 in 2005 due to assumption changes. This increase was primarily due to lower investment returns ($135 increase) and a reclassification between provisions for dividends and actuarial liabilities for Canada Life ($62 increase) partially offset by improved mortality ($61 decrease) and reduced expenses ($61 decrease).

(c) Actuarial Assumptions

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality
A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update the Company's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements. A 1% increase in the best estimate assumption would increase non-participating actuarial liabilities by approximately $74.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants. A 1% decrease in the best estimate assumption would increase non-participating actuarial liabilities by approximately $89.

Morbidity
The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation. For products for which morbidity is a significant assumption a 1% adverse change in the best estimate assumptions would increase non-participating actuarial liabilities by approximately $44.

Property and casualty reinsurance
Actuarial liabilities for property and casualty reinsurance written by LRG, a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also



include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyzes the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in depth analysis is undertaken of the cedant experience.

Investment returns
The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in CALM to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will impact the projected cash flows. The effect of an immediate 1% increase in interest rates would be to increase the present value of these projected cash flows by approximately $74 and the effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by approximately $295. The level of actuarial liabilities established under CALM provides for interest rate movements significantly greater than the 1% shifts shown above.

A 10% increase in equity markets would be expected to decrease non-participating actuarial liabilities by approximately $5, primarily as a result of equities backing long-tail liabilities. A 10% decrease in equity markets would be expected to increase non-participating actuarial liabilities by approximately $5, primarily as a result of equities backing long-tail liabilities.

Expenses
Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption is incorporated in the estimate of future expenses consistent with the interest rate scenarios projected under CALM. A 10% increase in the best estimate maintenance unit expense assumption Company wide would increase the non-participating actuarial liabilities by approximately $135.

Policy termination
Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited. A 10% adverse change in the best estimate policy termination assumption would increase non-participating actuarial liabilities by approximately $281.

Policyholder dividends
Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies. It is our expectation that associated with changes in the best estimate assumptions for participating business would be corresponding changes in policyholder dividend scales, resulting in an immaterial net change in actuarial liabilities for participating business.

(d) Risk Management

(i) Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

(ii) Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on assets. The net effective yield rate reduction averaged .15% (.18% in 2005). The calculation for future credit losses on assets is based on the credit quality of the underlying asset portfolio.

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	2006	2005
Participating	**$ 441**	$ 570
Non-participating	**859**	608
	$ 1,300	$ 1,178

(iii) Reinsurance risk

Maximum benefit amount limits per insured life (which vary by line of business) are established for life and health insurance and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts:

	2006	2005
Participating	**$ 69**	$ 109
Non-participating	**4,114**	6,537
	$ 4,183	$ 6,646

Certain of the reinsurance contracts are on a funds withheld basis where the Company retains the assets supporting the reinsured actuarial liabilities, thus minimizing the exposure to significant losses from reinsurer insolvency on those contracts.

(iv) Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Company to the risk of foreign exchange losses not offset by liability decreases.

Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Company to modify an asset position to more closely match actual or committed liability currency.

(v) Liquidity risk

Liquidity risk is the risk that the Company will have difficulty raising funds to meet commitments. The liquidity needs of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 60% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

8. Financing Charges

Financing charges consist of the following:

	2006	2005
Interest on long-term debentures and other debt instruments	**$ 119**	$ 111
Preferred share dividends	**37**	38
Interest on capital trust debentures	**49**	49
Other	**9**	1
Distributions on capital trust securities held by consolidated group as temporary investments	**(12)**	(12)
Total	**$ 202**	$ 187



9. Debentures and Other Debt Instruments

(a) Debentures and other debt instruments consist of the following:

	2006		2005	
	Carrying value	Fair value	Carrying value	Fair value
Short term				
Commercial paper and other short term debt instruments with interest rates from 5.2% to 5.3% (4.0% to 5.0% in 2005)	**$ 110**	**$ 110**	$ 112	$ 112
Revolving credit in respect of reinsurance business with interest rates of 6.0% maturing within one year (5.0% to 5.2% in 2005)	**1**	**1**	14	14
Total short term	**111**	**111**	126	126
Long term				
Operating:				
Notes payable with interest rate of 8.0%	**8**	**8**	9	9
Capital:				
Lifeco				
6.75% Debentures due August 10, 2015, unsecured	**200**	**216**	200	221
6.14% Debentures due March 21, 2018, unsecured	**200**	**224**	200	227
6.74% Debentures due November 24, 2031, unsecured	**200**	**246**	200	250
6.67% Debentures due March 21, 2033, unsecured	**400**	**490**	400	497
	1,000	**1,176**	1,000	1,195
Canada Life				
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**-**	**-**	250	257
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**200**	**205**	200	208
6.40% Subordinated debentures due December 11, 2028,	**100**	**117**	100	119
Acquisition related fair market value adjustment	**5**	**-**	13	-
	305	**322**	563	584
Great-West Life & Annuity Insurance Capital, LP				
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	**205**	**206**	205	212
Great-West Life & Annuity Insurance Capital, LP II				
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	**351**	**373**	-	-
Total long term	**1,869**	**2,085**	1,777	2,000
Total debentures and other debt instruments	**$ 1,980**	**$ 2,196**	$ 1,903	$ 2,126

On September 19, 2006, Canada Life repaid the $250 principal of the 8% subordinated debentures.

During the second quarter of 2006, the Company issued $351 (U.S. $300) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

(b) Principal repayments of long term debentures and other debt instruments

	Operating	Capital	Total
2007	$ 1	$ -	$ 1
2008	1	-	1
2009	1	-	1
2010	1	-	1
2011	1	-	1
2012 and thereafter	3	1,856	1,859
	$ 8	$ 1,856	$ 1,864

10. Other Liabilities

Other liabilities consist of the following:

	2006	2005
Current income taxes	**$ 308**	$ 374
Accounts payable	**459**	511
Post retirement benefits provision (note 15)	**520**	508
Bank overdraft	**446**	449
Future income taxes (note 18)	**369**	317
Other	**2,127**	1,940
	$ 4,229	$ 4,099

11. Capital Trust Securities and Debentures

	2006	2005
Capital trust debentures:		
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150
	800	800
Acquisition related fair market value adjustment	**31**	34
Trust securities held by consolidated group as temporary investments	**(185)**	(186)
Total	**$ 646**	$ 648

Great-West Life Capital Trust (GWLCT), a trust established by Great-West Life, had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450. Distributions and interest on the capital trust securities are classified as financing charges on the Summary of Consolidated Operations (see note 8).



12. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life, Canada Life and GWL&A at December 31, 2006 and December 31, 2005.

(a) The non-controlling interests of GWL&A, Great-West Life, London Life, Canada Life and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	2006	2005
Participating account		
Net income attributable to participating account before policyholder dividends		
Great-West Life	$ **102**	$ 110
London Life	**698**	620
Canada Life	**192**	128
GWL&A	**129**	134
Policyholder dividends		
Great-West Life	**(104)**	(98)
London Life	**(572)**	(548)
Canada Life	**(184)**	(118)
GWL&A	**(118)**	(134)
Net income - participating account	**143**	94
Preferred shareholder dividends of subsidiaries	**19**	19
Total	$ **162**	$ 113

(b) The carrying value of non-controlling interests consists of the following:

	2006	2005
Participating account surplus:		
Great-West Life	$ **370**	$ 372
London Life	**1,275**	1,151
Canada Life	**35**	25
GWL&A	**204**	193
	$ **1,884**	$ 1,741
Preferred shares issued by subsidiaries:		
Great-West Life Series L, 5.20% Non-Cumulative	$ **52**	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157
	$ **209**	$ 209
Perpetual preferred shares issued by subsidiaries:		
CLFC Series B, 6.25% Non-Cumulative	$ **145**	$ 145
Acquisition related fair market value adjustment	**9**	12
	$ **154**	$ 157

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating account of Canada Life. In accordance with the Conversion Proposal of

Canada Life and subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholder account if the seed capital is no longer required to support the new participating policies.

During 2005, following OSFI approval, $2 of seed capital related to the Bahamas open block of the Canada Life participating account was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $2 and a decrease in non-controlling interests of $2.

13. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,
Unlimited Common Shares

Issued and outstanding

	2006		2005	
	Number	**Stated value**	Number	Stated value
Preferred shares:				
Classified as liabilities				
Series D, 4.70% Non-Cumulative First Preferred Shares	**7,978,900**	**$ 199**	7,978,900	$ 199
Series E, 4.80% Non-Cumulative First Preferred Shares	**22,282,215**	**557**	23,499,915	588
	30,261,115	**$ 756**	31,478,815	$ 787
Perpetual preferred shares:				
Classified as equity				
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300
Series I, 4.50% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	-	-
	43,957,001	**$ 1,099**	31,957,001	$ 799
Common shares:				
Balance, beginning of year	**890,689,076**	**$ 4,660**	890,592,348	$ 4,651
Purchased and cancelled under Normal Course Issuer Bid	**(1,847,300)**	**(9)**	(2,012,600)	(11)
Issued under Stock Option Plan	**2,310,013**	**25**	2,109,328	20
Balance, end of period	**891,151,789**	**$ 4,676**	890,689,076	$ 4,660

Preferred shares
The Series D, 4.70% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after March 31, 2009 for $25 per share plus a premium if the shares are redeemed before March 31, 2011 or are convertible to variable amount of common shares of the Company at the option of the Company on or after March 31, 2009, and are convertible to a variable amount of common shares of the Company at the option of the holder on or after March 31, 2014.

The Series E, 4.80% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2009 for $25 per share plus a premium if the shares are redeemed before September 30, 2012 or are convertible to a variable amount of common shares of the Company at the option of the Company on or after September 30, 2009, and are convertible to a variable amount of common shares of the Company at the option of the holder on or after September 30, 2013.

The Series F, 5.90% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2008 for $25 per share plus a premium if the shares are redeemed before September 30, 2012.

The Series H, 4.85% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2010 for $25 per share plus a premium if the shares are redeemed before September 30, 2010.

The Series G, 5.20% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after December 31, 2009 for $25 per share plus a premium if the shares are redeemed before December 31, 2015.

During 2006, the Company issued 12,000,000 Series I, 4.50% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after June 30, 2011, for $25 per share plus a premium if the shares are redeemed before June 30, 2015.

During 2006, the Company announced a Normal Course Issuer Bid commencing December 1, 2006 and terminating November 30, 2007 to purchase for cancellation up to but not more than 790,000 Non-Cumulative First Preferred Shares, Series D, and 2,000,000 Non-Cumulative First Preferred Shares, Series E. During 2006, 1,217,700 Series E 4.80% Non-Cumulative First Preferred Shares, were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $33 or an average of $27.39 per share. During the 2005, 21,100 Series D 4.70% Non-Cumulative First Preferred Shares, and 368,200 Series E 4.80% Non-Cumulative First Preferred Shares, were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $1 and $10 or an average of $27.23 and $28.10 per share, respectively. The price in excess of stated value was charged to income.

Common shares
During 2006, 1,847,300 (2,012,600 in 2005) common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bids for a total expenditure of $54 ($57 in 2005) or $29.58 ($28.32 in 2005) per share and the price in excess of stated value was charged to surplus.

14. Stock Based Compensation

The Company has a stock option plan (the Plan) pursuant to which options to subscribe for common shares of Lifeco may be granted to certain officers and employees of Lifeco and its affiliates. The Company's Compensation Committee (the Committee) administers the Plan and, subject to the specific provisions of the Plan, fixes the terms and conditions upon which options are granted. The exercise price of each option granted under the Plan is fixed by the Committee, but cannot under any circumstances be less than the weighted-average trading price per Lifeco common share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. Termination of employment may, in certain circumstances, result in forfeiture of the options, unless otherwise determined by the Committee.

To date, four categories of options have been granted under the Plan. The exercise of the options in three of these four categories is subject to the attainment of certain financial targets by certain of the Company's subsidiaries. In two of these categories the financial targets have been attained. All of the options have a maximum exercise period of ten years. The maximum number of Lifeco common shares that may be issued under the Plan is currently 37,000,000.

The following table summarizes the status of, and changes in, options outstanding and the weighted-average exercise price:

	2006		2005	
	Options	**Weighted-average exercise price**	Options	Weighted-average exercise price
Outstanding, beginning of year	**18,681,648**	**$ 17.09**	17,945,976	$ 12.81
Granted	**50,000**	**28.36**	3,072,000	29.69
Exercised	**(2,310,013)**	**10.47**	(2,109,328)	9.11
Forfeited	**(424,700)**	**21.65**	(227,000)	19.02
Outstanding, end of year	**15,996,935**	**$ 17.96**	18,681,648	$ 17.09
Options exercisable at year-end	**12,265,402**	**$ 15.41**	11,976,636	$ 13.39

The weighted average fair value of options granted during 2006 was $5.48 per option ($6.01 per option granted during 2005). The fair value of each option was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for those options granted in 2006 and 2005 respectively: dividend yield 3.16% (2.95%), expected volatility 19.94% (21.13%), risk-free interest rate 4.36% (4.00%), and expected life of 7 years (7 years).

In accordance with the fair value based method of accounting, compensation expense of $10 after tax in 2006 ($5 in 2005) has been recognized in the Summary of Consolidated Operations.



The following table summarizes information on the ranges of exercise prices including weighted-average remaining contractual life at December 31, 2006:

	Outstanding			Exercisable		
Exercise price ranges	Options	Weighted-average remaining contractual life	Weighted-average exercise price	Options	Weighted-average exercise price	Expiry
$8.12 - $8.38	466,232	0.50	8.12	466,232	8.12	2007
$10.12 - $11.14	1,359,500	1.28	11.05	1,359,500	11.05	2008
$11.06 - $13.63	410,600	1.84	12.60	410,600	12.60	2009
$10.11 - $16.48	4,987,304	3.49	12.66	4,987,304	12.66	2010
$17.14 - $17.70	1,728,302	4.84	17.20	1,728,302	17.20	2011
$17.20	297,000	5.58	17.20	237,600	17.20	2012
$18.84 - $20.83	3,062,997	6.47	19.38	2,049,864	19.38	2013
$24.17 - $25.12	733,000	7.36	24.96	445,600	25.01	2014
$28.26 - $29.84	2,902,000	8.95	29.74	580,400	29.74	2015
$28.36	50,000	9.41	28.36	-	-	2016

15. Pension Plans and Other Post Retirement Benefits

The Company's subsidiaries maintain contributory and non-contributory defined benefit pension plans for certain of its employees and advisors. The Company's subsidiaries also maintain defined contribution pension plans for certain of its employees and advisors.

The defined benefit pension plans provide pensions based on length of service and final average pay. Certain pension payments are indexed either on an ad hoc basis or a guaranteed basis. Effective 2006, the determination of the accrued benefit obligation reflects only pension benefits guaranteed under the terms of the plans, resulting in a negative past service cost. As future salary levels affect the amount of future employee benefits, the projected benefit method prorated on service has been used to determine the accrued benefit obligation. The assets supporting the funded pension plans are held in separate trusteed pension funds and are valued at fair value. The obligations for the unfunded plans are included in other liabilities and are supported by general assets. The recognized current cost of pension benefits is charged to earnings.

The defined contribution pension plans provide pension benefits based on accumulated employee and Company contributions. Company contributions to these plans are a set percentage of employees' annual income and may be subject to certain vesting requirements.

The Company's subsidiaries also provide post-retirement health, dental and life insurance benefits to eligible employees, advisors and their dependents. Retirees share in the cost of benefits through deductibles, co-insurance and caps on benefits. As the amount of some of the post-retirement benefits other than pensions depend on future salary levels and future cost escalation, the projected benefit method prorated on services has been used to determine the accrued benefit obligation. These post-retirement benefits are not pre-funded and the amount of the obligation for these benefits is included in other liabilities and is supported by general assets. The recognized current cost of post-retirement non-pension benefits is charged to earnings. In 2005, the terms of the post-retirement health, dental and life insurance plans were amended. The amendment reduced the level of post-retirement benefits to be provided to certain active employees and revised the eligibility requirements for receiving benefits for certain other active employees. This resulted in a negative past service cost which is being amortized over the average remaining service lives of these certain active employees. In 2005, a curtailment was recognized to reflect the impact of the changes in the Canadian plans' eligibility requirements.

Past service costs for pension plans and other post-retirement benefits are amortized over the period in which the economic benefit is realized, usually over the expected average remaining service life of the affected employee/advisor group. Transitional assets and transitional obligations are amortized over the expected average remaining service life of the employee/advisor group. Prior years' cumulative experience gains or losses in excess of the greater of 10% of the beginning of year plan assets and accrued benefit obligation are amortized over the expected average remaining service life of the employee/advisor group.

Subsidiaries of the Company have declared partial windups in respect of certain Ontario defined benefit pension plans which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound up portion of the plans. However, many issues remain unclear, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving these partial windups, a related proposed class action proceeding has been commenced in Ontario related to one of the partial windups. Based on information presently known, due to the significant uncertainty with regard to the issues, no reasonable estimate of the outcome can be made. Accordingly, the Company's subsidiaries have not established a provision for these matters. It is not expected that these matters will have a material adverse effect on the consolidated financial position of the Company.

The following tables reflect the financial position of the Company's contributory and non-contributory defined benefit pension plans at December 31, 2006 and 2005:

GREAT-WEST LIFECO INC.

(a) Costs Recognized

	All pension plans 2006	All pension plans 2005	Other post-retirement benefits 2006	Other post-retirement benefits 2005
Amounts arising from events in the period				
Defined benefit service cost	$ 87	$ 81	$ 6	$ 15
Defined contribution service cost	11	11	-	-
Employee contributions	(11)	(10)	-	-
Employer service cost	87	82	6	15
Past service cost	(160)	6	-	(103)
Interest cost on accrued benefit obligation	158	161	21	29
Actual return on plan assets	(337)	(346)	-	-
Actuarial (gain) loss on accrued benefit obligation	46	230	(14)	78
Curtailment gain	(1)	-	-	(6)
Settlement loss	3	5	-	-
Cost incurred	(204)	138	13	13
Adjustments to reflect costs recognized				
Difference between actual and expected return on plan assets	159	165	-	-
Difference between actuarial gains (losses) arising during the period and actuarial gains (losses) amortized	(38)	(225)	18	(74)
Amortization of transitional obligations	1	1	-	-
Difference between past service costs arising in period and past service costs amortized	165	(1)	(12)	100
Decrease in valuation allowance	(2)	(11)	-	-
Net benefit cost recognized for the period	$ 81	$ 67	$ 19	$ 39

(b) Status

	Defined benefit pension plans 2006	Defined benefit pension plans 2005	Other post-retirement benefits 2006	Other post-retirement benefits 2005
Fair value of plan assets	$ 3,218	$ 2,898	$ -	$ -
Accrued benefit obligation	(3,031)	(2,995)	(398)	(402)
Funded status	187	(97)	(398)	(402)
Employer contributions after measurement date	4	7	1	1
Unamortized past service costs	(140)	25	(108)	(120)
Unamortized net losses	105	221	69	88
Unamortized transitional obligation	4	5	-	-
Valuation allowance	(55)	(57)	-	-
Accrued benefit asset (liability)	$ 105	$ 104	$ (436)	$ (433)
Recorded in:				
Other assets	$ 189	$ 179	$ -	$ -
Other liabilities	(84)	(75)	(436)	(433)
Accrued benefit asset (liability)	$ 105	$ 104	$ (436)	$ (433)



(c) Plans with Accrued Benefit Obligations in Excess of Plan Assets

	Defined benefit pension plans		Other post-retirement benefits	
	2006	2005	2006	2005
Plans With Plan Assets				
Fair value of plan assets	$ 684	$ 1,818		
Accrued benefit obligation	(858)	(2,075)		
Plan deficit	$ (174)	$ (257)		
Plans Without Plan Assets				
Fair value of plan assets	$ -	$ -	$ -	$ -
Accrued benefit obligation	(191)	(195)	(398)	(402)
Plan deficit	$ (191)	$ (195)	$ (398)	$ (402)

The above plans' assets and accrued benefit obligations are disclosed separately as the accrued benefit obligations exceed the fair value of the plans' assets. These amounts have been included in previously aggregated results.

(d) Measurement and Valuation

Measurement date is November 30. The dates of actuarial valuations for funding purposes for the funded defined benefit pension plans (weighted by accrued benefit obligation) are:

Most recent valuation	% of plans
December 31, 2003	25%
April 1, 2004	5%
December 31, 2004	33%
December 31, 2005	37%

Next required valuation	% of plans
December 31, 2006	32%
April 1, 2007	5%
December 31, 2007	45%
December 31, 2008	18%

The fair value of assets is used to determine the expected return on assets.

GREAT-WEST LIFECO INC.

(e) Cash Payments

		All pension plans		Other post-retirement benefits	
		2006	2005	2006	2005
Contributions	- Funded defined benefit plans	$ 74	$ 32	$ -	$ -
	- Funded defined contribution plans	11	11	-	-
Benefits paid for unfunded plans		6	6	17	16
Total cash payment		$ 91	$ 49	$ 17	$ 16

(f) Reconciliations

		Defined benefit pension plans		Other post-retirement benefits	
		2006	2005	2006	2005
(i)	Accrued benefit obligation, beginning of year	$ 2,995	$ 2,712	$ 402	$ 479
	Adjustment to opening balance	-	1	-	-
	Employer current service cost	76	71	6	15
	Employee contributions	11	10	-	-
	Interest on accrued benefit obligation	158	161	21	29
	Actuarial (gains) losses	46	230	(14)	78
	Benefits paid	(133)	(122)	(17)	(16)
	Past service cost	(160)	6	-	(103)
	Curtailment	(1)	-	-	(81)
	Settlement	(15)	(14)	-	-
	Foreign exchange rate changes	54	(60)	-	1
	Accrued benefit obligation, end of year	$ 3,031	$ 2,995	$ 398	$ 402
(ii)	Fair value of assets, beginning of year	$ 2,898	$ 2,689	$ -	$ -
	Adjustment to opening balance	-	2	-	-
	Employee contributions	11	10	-	-
	Employer contributions	83	32	17	16
	Return on plan assets	337	346	-	-
	Benefits paid	(133)	(122)	(17)	(16)
	Settlement	(18)	(18)	-	-
	Foreign exchange rate changes	40	(41)	-	-
	Fair value of assets, end of year	$ 3,218	$ 2,898	$ -	$ -

(g) Asset Allocation by Major Category Weighted by Plan Assets

	Defined benefit pension plans	
	2006	2005
Equity securities	52%	51%
Debt securities	36%	38%
Real estate	5%	4%
All other assets	7%	7%
	100%	100%



No plan assets are directly invested in the Company's or related parties' securities. Nominal amounts may be invested in the Company's or related parties' securities through investment in pooled funds.

(h) Significant Assumptions

	Defined benefit pension plans		Other post-retirement benefits	
	2006	2005	**2006**	2005
Weighted average assumptions used to determine benefit cost				
Discount rate	**5.26%**	5.94%	**5.27%**	6.22%
Expected long-term rate of return on plan assets	**6.19%**	6.83%	**-**	-
Rate of compensation increase	**4.21%**	4.89%	**4.31%**	5.01%
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	**5.12%**	5.26%	**5.05%**	5.27%
Rate of compensation increase	**4.13%**	4.21%	**4.22%**	4.31%
Weighted average healthcare trend rates				
In determining the expected cost of health care benefits, health care costs were assumed to increase at the initial trend rate which would gradually decrease to an ultimate trend rate.				
Initial health care trend rate			**6.74%**	7.17%
Ultimate health care trend rate			**4.75%**	4.73%
Initial year			**2007**	2005
Year ultimate trend rate is reached			**2011**	2010

(i) Impact of Changes to Assumed Health Care Rates – Other Post-Retirement Benefits

	Impact on end of year accrued post-retirement benefit obligation		Impact on post-retirement benefit service and interest cost	
	2006	2005	**2006**	2005
1% increase in assumed health care cost trend rate	**$ 44**	$ 44	**$ 3**	$ 8
1% decrease in assumed health care cost trend rate	**$ (35)**	$ (37)	**$ (3)**	$ (6)

16. Earnings per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	2006	2005
a) Earnings		
Net income - common shareholders	**$ 1,875**	$ 1,742
b) Number of common shares		
Average number of common shares outstanding	**891,050,178**	890,947,683
Add:		
-Potential exercise of outstanding stock options	**6,675,663**	7,383,324
Average number of common shares outstanding - diluted basis	**897,725,841**	898,331,007
Earnings per common share		
Basic	**$ 2.104**	$ 1.955
Diluted	**$ 2.089**	$ 1.939

17. Related Party Transactions

In the normal course of business, Great-West Life provided insurance benefits to other companies within the Power Financial Corporation, Lifeco's parent, group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West Life provided to and received from IGM Financial Inc. and its subsidiaries (IGM), a member of the Power Financial Corporation group of companies, certain administrative services. Great-West Life also provided life insurance, annuity and disability insurance products under a distribution agreement with IGM. London Life provided distribution services to IGM. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

At December 31, 2006, 9,205,933 shares of IGM were held by the Company as an investment (9,206,243 in 2005). The fair value of the investment in IGM at December 31, 2006 is $452 ($425 in 2005). At December 31, 2006 the Company held $13 ($13 in 2005) principal amount of debentures issued by IGM.

During 2006, Great-West Life, London Life, Canada Life and segregated funds maintained by London Life purchased residential mortgages of $292 from IGM ($123 in 2005). Great-West Life and London Life sold residential mortgages of $4 ($6 in 2005) to segregated funds maintained by Great-West Life and $96 ($46 in 2005) to segregated funds maintained by London Life. London Life and Canada Life purchased commercial mortgages of $32 from segregated funds maintained by London Life. All transactions were at market terms and conditions.



During 2006, GWL&A received $76 of funds ($440 in 2005) that were invested by affiliated mutual funds and other investment options of the Company's segregated funds. The Company recorded this transaction as premium income in the general account. All transactions were market terms and conditions.

18. Income Taxes

(a) Future income taxes consist of the following taxable temporary differences on:

	2006	2005
Policy liabilities	**$ 502**	$ 662
Portfolio investments	**(362)**	(432)
Other	**(205)**	(184)
Future income taxes receivable (payable)	**$ (65)**	$ 46
Recorded in:		
Other assets	**$ 304**	$ 363
Other liabilities	**(369)**	(317)
	$ (65)	$ 46

(b) The Company's effective income tax rate is derived as follows:

	2006	2005
Combined basic Canadian federal and provincial tax rate	**35.0 %**	35.5 %
Increase (decrease) in the income tax rate resulting from:		
Non-taxable investment income	**(4.5)**	(5.4)
Lower effective tax rates on income not subject to tax in Canada	**(4.8)**	(5.0)
Large corporations tax	**-**	0.2
Miscellaneous	**(2.4)**	(1.1)
Impact of rate changes on future income taxes	**(0.6)**	-
Effective income tax rate applicable to current year	**22.7 %**	24.2 %

The 2006 effective income tax rate reflects the impact of the reduction in Canadian Federal and Provincial income tax rates on future income taxes.

At December 31, 2006, the Company had tax loss carryforwards, primarily in Canada, totalling $1,225 ($1,087 in 2005). The future tax benefit of these tax loss carryforwards has been recognized, to the extent that they are more likely than not to be realized, in the amount of $356 ($386 in 2005) in future tax assets. The Company will realize this benefit in future years through a reduction in current income taxes payable.

19. Derivative Financial Instruments

In the normal course of managing exposure to fluctuations in interest and foreign exchange rates, and to market risks, the Company is an end user of various derivative financial instruments that are not reported on the balance sheet. Contracts are either exchange traded or over-the-counter traded with counterparties that are highly rated financial institutions.

GREAT-WEST
LIFECO INC.

(a) The following table summarizes the Company's derivative portfolio and related credit exposure:

2006	Notional amount	Maximum credit risk	Future credit exposure	Credit risk equivalent	Risk weighted equivalent
Interest rate contracts					
Futures - long	$ 146	$ -	$ -	$ -	$ -
Futures - short	62	-	-	-	-
Interest rate swaps	1,851	109	12	121	35
Options purchased	624	62	9	71	14
	2,683	171	21	192	49
Foreign exchange contracts					
Forward contracts	1,024	3	10	13	3
Cross-currency swaps	4,346	437	285	722	143
	5,370	440	295	735	146
Other derivative contracts					
Equity contracts	177	12	9	21	4
Credit default swaps	88	-	-	-	2
	265	12	9	21	6
	$ 8,318	$ 623	$ 325	$ 948	$ 201

2005	Notional amount	Maximum credit risk	Future credit exposure	Credit risk equivalent	Risk weighted equivalent
Interest rate contracts					
Futures - long	$ 30	$ -	$ -	$ -	$ -
Futures - short	308	-	-	-	-
Interest rate swaps	1,696	113	11	124	36
Options written	26	-	-	-	-
Options purchased	547	72	8	80	15
	2,607	185	19	204	51
Foreign exchange contracts					
Forward contracts	775	11	8	19	4
Cross-currency swaps	3,827	534	251	785	159
	4,602	545	259	804	163
Other derivative contracts					
Equity contracts	321	7	17	24	5
Credit default swaps	88	1	7	8	1
	409	8	24	32	6
	$ 7,618	$ 738	$ 302	$ 1,040	$ 220

(b) The following table provides the use, notional amount and estimated fair value of the Company's derivative portfolio:

2006	Contracts held for asset/liability management: Notional amount: 1 year or less	1-5 years	Over 5 years	Total Estimated fair value	Contracts held for other purposes: Notional amount: 1 year or less	1-5 years	Over 5 years	Total estimated fair value
Interest rate contracts								
Futures - long	$ 146	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Futures - short	62	-	-	-	-	-	-	-
Interest rate swaps	902	182	767	96	-	-	-	-
Options purchased	-	-	624	62	-	-	-	-
	1,110	182	1,391	158	-	-	-	-
Foreign exchange contracts								
Forward contracts	40	-	-	-	984	-	-	(47)
Cross-currency swaps	267	850	3,154	339	23	52	-	8
	307	850	3,154	339	1,007	52	-	(39)
Other derivative contracts								
Equity contracts	161	-	16	(5)	-	-	-	-
Credit default swaps	-	88	-	-	-	-	-	-
	161	88	16	(5)	-	-	-	-
	$ 1,578	$ 1,120	$ 4,561	$ 492	$ 1,007	$ 52	$ -	$ (39)

2005	Contracts held for asset/liability management: Notional amount: 1 year or less	1-5 years	Over 5 years	Total Estimated fair value	Contracts held for other purposes: Notional amount: 1 year or less	1-5 years	Over 5 years	Total estimated fair value
Interest rate contracts								
Futures - long	$ 30	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Futures - short	308	-	-	-	-	-	-	-
Interest rate swaps	801	263	632	97	-	-	-	-
Options written	26	-	-	-	-	-	-	-
Options purchased	-	-	547	72	-	-	-	-
	1,165	263	1,179	169	-	-	-	-
Foreign exchange contracts								
Forward contracts	39	-	-	-	736	-	-	6
Cross-currency swaps	123	987	2,622	475	20	75	-	21
	162	987	2,622	475	756	75	-	27
Other derivative contracts								
Equity contracts	171	-	-	7	150	-	-	(4)
Credit default swaps	-	88	-	1	-	-	-	-
	171	88	-	8	150	-	-	(4)
	$ 1,498	$ 1,338	$ 3,801	$ 652	$ 906	$ 75	$ -	$ 23

(c) Interest Rate Contracts

Interest rate swaps and options are used as part of a portfolio of assets to manage interest rate risk associated with actuarial liabilities. Interest rate swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which payments are based. Interest income is adjusted to reflect the interest receivable and interest payable under the interest rate swaps. Realized gains and losses associated with these derivatives are deferred and amortized to net investment income.

Written call options are used with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate securities as part of the Company's overall asset/liability matching program. The written call option hedges the Company's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the options. Gains and losses realized upon exercise of the options are amortized into income over the remaining term of the underlying security.



Put options are purchased to protect against significant drops in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the options are recognized in net investment income.

Foreign Exchange Contracts

Cross-currency swaps are used in combination with other investments to manage foreign currency risk associated with actuarial liabilities. Under these swaps principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Company also enters into certain foreign exchange forward contracts to hedge certain product liabilities and to hedge a portion of the translation of its foreign revenues as well as a portion of both operating results and net investment in its foreign operations. The realized and unrealized gains and losses on contracts for product liabilities are included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. The realized gains and losses on contracts related to revenues are recognized in net investment income and in 2006, gains net of tax were $0 ($67 net of tax in 2005). The gains and losses on contracts related to net investment in foreign operations are included in the currency translation account which is part of capital stock and surplus. Hedge effectiveness is reviewed quarterly through critical terms matching and correlation testing.

Other Derivative Contracts

Equity index swaps and futures are used to hedge certain product liabilities and are marked to market with realized and unrealized gains and losses included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in net investment income.

In addition, equity index swaps are used to hedge the market risk associated with certain fee income. Realized gains and losses are recognized in fee income. Hedge effectiveness is reviewed quarterly through correlation testing.

The Company uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in net investment income in the period in which the gain or loss on the underlying investment is recognized.

20. Acquisitions

(a) During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. The transfer closed on February 9, 2007. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $10.2 billion (£4.5 billion) on the Consolidated Balance Sheet at December 31, 2006.

(b) On October 2, 2006, GWL&A acquired several parts of the full service-bundled, small and midsized 401(k) as well as some defined benefit plan business from Metropolitan Life Insurance Company and its affiliates (MetLife). The acquisition includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. Under the terms of the agreement, GWL&A assumed the general account business on a coinsurance basis and the segregated account business totaling $1.7 billion (U.S. $1.5 billion) of policyholder liabilities on a modified-coinsurance basis with an effective date of October 2, 2006. Arrangements are being made to transfer the policies to GWL&A and the transfer is expected to take place over a three year period.

Under the modified-coinsurance agreement, MetLife retains the approximately $2.6 billion (U.S. $2.3 billion) of segregated account assets and liabilities but cedes to GWL&A all of the net profits and losses and related net cash flows. In addition, GWL&A acquired approximately $3.9 billion (U.S. $3.4 billion) of participant account values for which it will provide administrative services and recordkeeping functions and receive fee income.

(c) On December 29, 2006, GWL&A acquired the full service-bundled, defined contribution business from U.S. Bank. The acquired business primarily relates to the administration of 401(k) plans which represent more than $10.5 billion (U.S. $9.0 billion) in retirement plan assets. The acquisition includes the retention of relationship managers and sales and client service specialists.

(d) On November 30, 2006, GWL&A acquired all outstanding common shares of Indiana Healthcare Network, Inc. (IHN).

(e) On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is expected to close in the second quarter of 2007 and is not expected to have a material impact on the financial position of the Company.

(f) During 2005, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the consolidated balance sheet.

21. Reinsurance Transactions

(a) During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 associated with the transaction have been recorded in the Summary of Consolidated Operations as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $582 to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

(b) During 2006, Great-West Life and London Life recaptured 50% of a reinsurance agreement on certain blocks of group life and long term disability business. The recaptured premiums of $1,560 associated with the transaction have been recorded in the Summary of Consolidated Operations as an increase to premium income with a corresponding increase to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $1,671 to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

22. Contingent Liabilities

The Company and its subsidiaries are subject to legal actions, including arbitrations and proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Company.

In addition, there are proposed class proceedings in Ontario regarding the participation of the London Life and Great-West Life participating policyholder accounts in the financing of the acquisition of LIG in 1997 by Great-West Life. It is difficult to predict the outcome of these proceedings with certainty. However, based on information presently known, these proceedings are not expected to have a material adverse effect on the consolidated financial position of the Company.

Subsidiaries of the Company have declared partial windups in respect of certain Ontario defined benefit pension plans which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound up portion of the plans. However, many issues remain unclear, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving these partial windups, a related proposed class action proceeding has been commenced in Ontario related to one of the partial windups. Based on information presently known, due to the significant uncertainty with regard to the issues, no reasonable estimate of the outcome can be made. Accordingly, the Company's subsidiaries have not established a provision for these matters. It is not expected that these matters will have a material adverse effect on the consolidated financial position of the Company.

A subsidiary of the Company is involved in an ongoing arbitration relating to the interpretation of certain provisions of reinsurance treaties. In addition, certain reinsurance client loss statements relating to other reinsurance treaties are in dispute and may become subject to arbitration or other legal action in the future. While there is retrocession coverage in place for these other treaties, payment of amounts due under these retrocession treaties is contingent upon collection by the retrocessionaire under a separate financial arrangement with another party. We understand that the provisions of this separate financial arrangement are also in dispute. The Company's subsidiary has established an actuarial provision for these two matters. Based on information presently known, it is difficult to predict the outcome of these matters with certainty. These matters are not expected to have a material adverse effect on the consolidated financial position of the Company.

23. Commitments

(a) Syndicated Letters of Credit

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on LRG's behalf from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing U.S. $650 in letters of credit capacity. The facility was arranged in 2005 for a five year term expiring November 15, 2010. Under the terms and conditions of the facility, collateralisation may be required if a default under the letter of credit agreement occurs. LRG has issued U.S. $620 in letters of credit under the facility as at December 31, 2006 ($611 at December 31, 2005).

In addition, LRG has other bilateral letter of credit facilities totalling U.S. $18 (2005 – U.S. $18).

(b) Other Letters of Credit

Canada Life issues letters of credit in the normal course of business. Letters of credit in the amount of $2 were outstanding at December 31, 2006 ($2 at December 31, 2005), none of which have been drawn upon at that date.

(c) Lease Obligations

The Company enters into operating leases for office space and certain equipment used in the normal course of operations. Lease payments are charged to operations over the period of use. The future minimum lease payments in aggregate and by year are as follows:

	2007	2008	2009	2010	2011	2012 and thereafter	Total
Future lease payments	$ 93	84	69	39	22	62	$ 369

24. Segmented Information

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life offer a broad range of financial and benefit plan solutions for individuals, families, businesses and organizations through a network of Freedom 55 Financial and Great-West Life financial security advisors, through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a full range of protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct businesses: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Great-West Life provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through LRG.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

The Lifeco Corporate segment represents the Lifeco holding company activities and transactions that are not directly attributable to measurement of the business segments of the Company.

GREAT-WEST
LIFECO INC.

(a) Consolidated Operations

For the year ended December 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 8,149	$ 3,352	$ 7,223	$ -	$ 18,724
Net investment income	2,789	1,393	1,710	18	5,910
Fee and other income	895	1,182	611	-	2,688
Total income	11,833	5,927	9,544	18	27,322
Benefits and expenses:					
Paid or credited to policyholders	8,231	3,995	8,282	-	20,508
Other	2,204	1,198	686	4	4,092
Amortization of finite life intangible assets	14	-	4	-	18
Net operating income before income taxes	1,384	734	572	14	2,704
Income taxes	317	210	59	29	615
Net income before non-controlling interests	1,067	524	513	(15)	2,089
Non-controlling interests	132	13	17	-	162
Net income - shareholders	935	511	496	(15)	1,927
Perpetual preferred share dividends	42	-	10	-	52
Net income - common shareholders	$ 893	$ 511	$ 486	$ (15)	$ 1,875

GREAT-WEST LIFECO INC.

For the year ended December 31, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 6,135	$ 2,769	$ 7,154	$ -	$ 16,058
Net investment income	2,779	1,467	1,149	(6)	5,389
Fee and other income	774	1,169	481	-	2,424
Total income	9,688	5,405	8,784	(6)	23,871
Benefits and expenses:					
Paid or credited to policyholders	6,430	3,362	7,643	-	17,435
Other	2,053	1,191	659	4	3,907
Amortization of finite life intangible assets	14	-	4	-	18
Restructuring costs	-	-	-	22	22
Net operating income before income taxes	1,191	852	478	(32)	2,489
Income taxes	284	245	68	4	601
Net income before non-controlling interests	907	607	410	(36)	1,888
Non-controlling interests	101	1	11	-	113
Net income - shareholders	806	606	399	(36)	1,775
Perpetual preferred share dividends	33	-	-	-	33
Net income - common shareholders	$ 773	$ 606	$ 399	$ (36)	$ 1,742

GREAT-WEST LIFECO INC.

(b) **Consolidated Total Assets**

	2006			
	Canada	**United States**	**Europe**	**Total**
Assets				
Invested assets	**$ 43,718**	**$ 27,686**	**$ 26,017**	**$ 97,421**
Goodwill and intangible assets	**4,980**	**277**	**1,762**	**7,019**
Other assets	**1,225**	**1,367**	**13,431**	**16,023**
Total assets	**$ 49,923**	**$ 29,330**	**$ 41,210**	**$ 120,463**

	2005			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 42,587	$ 26,153	$ 20,640	$ 89,380
Goodwill and intangible assets	4,989	54	1,737	6,780
Other assets	1,613	1,127	3,261	6,001
Total assets	$ 49,189	$ 27,334	$ 25,638	$ 102,161

25. Subsequent Event

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investment Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $410 (U.S. $350). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $644 (U.S. $550). In aggregate these transactions represent a value of approximately $4.6 billion (U.S. $3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. The transaction is expected to close in the second quarter of 2007, subject to regulatory approval and certain other conditions.

Deloitte.

Deloitte & Touche LLP
360 Main Street
Suite 2300
Winnipeg MB R3C 3Z3
Canada

Tel: 204-942-0051
Fax: 204-947-9390
www.deloitte.ca

AUDITORS' REPORT

To the Shareholders of,
Great-West Lifeco Inc.

We have audited the consolidated balance sheets of Great-West Lifeco Inc. as at December 31, 2006 and 2005 and the summaries of consolidated operations, the consolidated statements of surplus and the consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Winnipeg, Manitoba
February 15, 2007




RECEIVED
MAR 2007
152
WASH. D.C.
SECTION

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the twelve months ended December 31, 2006

Dated: February 15, 2007

TABLE OF CONTENTS

5 Consolidated Operating Results

11 Consolidated Financial Position

20 Liquidity and Capital Management and Adequacy

25 Risk Management and Control Practices

34 Summary of Critical Accounting Estimates

37 Future Accounting Policies

39 Segmented Operating Results

41 Canada
Business Units
- Group Insurance
- Individual Insurance & Investment Products

52 United States
Business Units
- Healthcare
- Financial Services

64 Europe
Business Units
- Insurance & Annuities
- Reinsurance

75 Corporate



The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) in 2006 compared with 2005. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, United States and Europe.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This report contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, possible future Company action with respect to anticipated benefits of the transaction with Putnam Investments Trust, as well as the expected closing of the transaction and the expectation that the transaction will be accretive to earnings are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's Management Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluations as of December 31, 2006, the President and Chief Executive Officer, and the Vice-President, Finance, Canada, the Vice-President, Finance, United States and the Vice-President, Finance, Europe have concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level in ensuring that information relating to the Company which is required to be disclosed in reports filed under provincial and territorial securities legislation is: (a) recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation, and (b) accumulated and communicated to the Company's senior management, including the President and Chief Executive Officer, and the Vice-President, Finance, Canada, the Vice-President, Finance, United States and the Vice-President, Finance, Europe, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During the fourth quarter of 2006, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "earnings or sales on a constant currency basis", "currency translation impact", "earnings adjusted for the negative impact of currency", "adjusted net income", "earnings before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average year-to-date rate. The rates employed are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
December 31, 2006	**$1.17**	**$1.13**	**$1.1300**
September 30, 2006	$1.12	$1.13	$1.1300
December 31, 2005	$1.17	$1.21	$1.3152
September 30, 2005	$1.16	$1.22	$1.3176
British pound			
December 31, 2006	**$2.28**	**$2.09**	**$2.0900**
September 30, 2006	$2.09	$2.06	$2.0600
December 31, 2005	$2.00	$2.21	$2.3272
September 30, 2005	$2.05	$2.26	$2.3214
Euro			
December 31, 2006	**$1.54**	**$1.42**	**$1.4200**
September 30, 2006	$1.41	$1.41	$1.4100
December 31, 2005	$1.38	$1.51	$1.6159
September 30, 2005	$1.40	$1.55	$1.6180

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the year-to-date period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. During 2005, gains net of tax of $67 million were recognized on these contracts. There were no contracts in place for 2006.

BUSINESSES OF LIFECO

Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial™ and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West Life, GWL&A and their subsidiaries and may make other investments in the future.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, Great-West Life provided insurance benefits to other companies within the Power Financial Corporation group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West Life provided to and received from IGM Financial Inc. and its subsidiaries (IGM), a member of the Power Financial Corporation group of companies, certain administrative services. Great-West Life also provided life insurance, annuity and disability insurance products under a distribution agreement with IGM. London Life provided distribution services to IGM. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

At December 31, 2006, 9,205,933 shares of IGM were held by the Company as an investment (9,206,243 in 2005). The fair value of the investment in IGM at December 31, 2006 is $452 million ($425 million in 2005). At December 31, 2006 the Company held $13 million ($13 million in 2005) principal amount of debentures issued by IGM.

During 2006, Great-West Life, London Life, Canada Life and segregated funds maintained by London Life purchased residential mortgages of $292 million from IGM ($123 million in 2005). Great-West Life and London Life sold residential mortgages of $4 million ($6 million in 2005) to segregated funds maintained by Great-West Life and $96 million ($46 million in 2005) to segregated funds maintained by London Life. London Life and Canada Life purchased commercial mortgages of $32 million from segregated funds maintained by London Life. All transactions were at market terms and conditions.

During 2006, GWL&A received $76 million of funds ($440 million in 2005) that were invested by affiliated mutual funds and other investment options of the Company's segregated funds. The Company recorded this transaction as premium income in the general account. All transactions were at market terms and conditions.



CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	**2006**	2005	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 6,253**	$ 4,528	38%	**$ 18,724**	$ 16,058	17%
Self-funded premium equivalents (ASO contracts)	**1,849**	1,850	-	**7,386**	7,535	-2%
Segregated funds deposits:						
Individual products	**2,415**	1,861	30%	**8,420**	6,254	35%
Group products	**1,399**	1,268	10%	**5,240**	5,040	4%
Total premiums and deposits	**11,916**	9,507	25%	**39,770**	34,887	14%
Fee and other income	**706**	616	15%	**2,688**	2,424	11%
Paid or credited to policyholders	**6,677**	4,888	37%	**20,508**	17,435	18%
Net income - common shareholders before adjustments (1)	**491**	469	5%	**1,875**	1,802	4%
Adjustments after tax (1)	**-**	13	-	**-**	60	-
Net income - common shareholders	**491**	456	8%	**1,875**	1,742	8%
Per common share						
Basic earnings before adjustments (1)	**$ 0.550**	$ 0.526	5%	**$ 2.104**	$ 2.022	4%
Adjustments after tax (1)	**-**	0.014	-	**-**	0.067	-
Basic earnings after adjustments	**0.550**	0.512	7%	**2.104**	1.955	8%
Dividends paid	**0.240**	0.210	14%	**0.9275**	0.810	15%
Book value				**11.24**	9.76	15%
Return on common shareholders' equity						
Net income before adjustments (1)				**20.1%**	20.9%	
Net income				**20.1%**	20.7%	
At December 31						
Total assets				**$ 120,463**	$ 102,161	18%
Segregated funds net assets				**90,146**	75,158	20%
Total assets under administration				**$ 210,609**	$ 177,319	19%
Share capital and surplus				**$ 11,114**	$ 9,489	17%

(1) Net income, basic earnings per common share and return on common shareholders' equity are presented before the following adjustments as a non-GAAP financial measure of earnings performance:
(a) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the year ended December 31, 2005 includes restructuring costs related to the acquisition of $17 million after tax, or $0.019 per common share.
(b) Fourth quarter 2005 results include a charge of $13 million after tax, or $0.014 per common share, related to a provision for expected losses arising from hurricane damage in 2005. For the twelve months ended December 31, 2005, results include a charge of $43 million after tax, or $0.048 per common share, related to a provision for expected losses arising from hurricane damage in 2005.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue	Net income - common shareholders			Adjusted net income - common shareholders (1)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2006	**Fourth quarter**	**$ 8,453**	**$ 491**	**$ 0.550**	**$ 0.547**	**$ 491**	**$ 0.550**	**$ 0.547**
	Third quarter	6,567	477	0.537	0.532	477	0.537	0.532
	Second quarter	6,627	461	0.516	0.513	461	0.516	0.513
	First quarter	5,675	446	0.501	0.497	446	0.501	0.497
2005	Fourth quarter	$ 6,518	$ 456	$ 0.512	$ 0.509	$ 469	$ 0.526	$ 0.523
	Third quarter	5,188	421	0.472	0.468	455	0.510	0.506
	Second quarter	5,731	446	0.500	0.496	455	0.511	0.506
	First quarter	6,434	419	0.471	0.466	423	0.475	0.471

(1) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC and reinsurance claim provisions arising from hurricane activity along the Gulf Coast of the United States in 2005.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	Fourth quarter	$ 13	$ 0.014	$ 0.014
	Third quarter	34	0.038	0.038
	Second quarter	9	0.011	0.010
	First quarter	4	0.004	0.005

SUMMARY OF QUARTERLY RESULTS

Lifeco's net income attributable to common shareholders was $491 million for the fourth quarter of 2006, compared to $456 million reported a year ago, an increase of 8%. On a per share basis, this represents $0.550 per common share ($0.547 diluted) for the fourth quarter of 2006 compared to $0.512 per common share ($0.509 diluted) a year ago.

The 2005 results include restructuring charges and provisions for expected losses arising from hurricane damage which impacted earnings per common share in the quarter by $0.014 and for the full year by $0.067. Excluding these amounts, earnings per share for 2006 grew 5% in the quarter (11% on a constant currency basis), and 4% for the full year (11% on a constant currency basis).

Canada – For the fourth quarter, net income attributable to common shareholders increased to $223 million compared to $171 million in 2005. Group Insurance and Corporate each increased $8 million, while Individual Insurance & Investment Products (IIIP) increased $36 million.

United States – For the fourth quarter, net income attributable to common shareholders was $128 million compared to $161 million in 2005. Financial Services increased US$4 million, Healthcare decreased US$6 million, and Corporate decreased US$9 million. The remainder of the decrease was due to the strengthening of the Canadian dollar.

Europe – For the fourth quarter, net income attributable to common shareholders increased 23% to $150 million compared to $122 million in 2005. Insurance & Annuities decreased $14 million, Reinsurance increased $39 million, and Corporate increased $3 million. Excluding the unfavourable currency translation impact, results were up 31%.

Lifeco Corporate – For the fourth quarter, Lifeco Corporate net income attributable to common shareholders was a charge of $10 million compared to net income of $2 million in 2005.

Total revenue for the fourth quarter of 2006 was $8,453 million and was comprised of premium income of $6,253 million, net investment income of $1,494 million and fee and other income of $706 million. Total revenue for the fourth quarter of 2005 was $6,518 million. It was comprised of premium income of $4,528 million, net investment income of $1,374 million and fee and other income of $616 million.

Refer to each segment section for further detail.

Selected annual information
(in $ millions, except per share amounts)

	Years ended December 31		
	2006	2005	2004
Total revenue	**$ 27,322**	$ 23,871	$ 21,871
Net income per common shareholder			
Basic adjusted	**$ 2.104**	$ 2.022	$ 1.827
Basic	**2.104**	1.955	1.794
Diluted	**2.089**	1.939	1.778
Total assets			
General fund assets	**$ 120,463**	$ 102,161	$ 95,851
Segregated funds net assets	**90,146**	75,158	69,033
Total assets under administration	**210,609**	177,319	164,884
Total liabilities	**$ 105,700**	$ 89,130	$ 83,753
Dividends paid per share			
Series D First Preferred	**$ 1.1750**	$ 1.1750	$ 1.1750
Series E First Preferred	**1.2000**	1.2000	1.2000
Series F First Preferred	**1.4750**	1.4750	1.4750
Series G First Preferred	**1.3000**	1.3000	0.38466
Series H First Preferred	**1.21252**	0.4659	-
Series I First Preferred	**0.52474**	-	-
Class A Series 1	-	-	1.0417
Common	**0.9275**	0.810	0.685

CONSOLIDATED OPERATING RESULTS

NET INCOME

Consolidated net income of Lifeco includes the net income of Great-West Life and its operating subsidiaries London Life and Canada Life, and GWL&A, together with Lifeco's corporate results.

Lifeco's net income attributable to common shareholders for the twelve months ended December 31, 2006, was $1,875 million compared to $1,742 million reported a year ago. On a per share basis, this result represents $2.104 per common share ($2.089 diluted) for the twelve months ended December 31, 2006, an increase of 8% (15% on a constant currency basis) compared to $1.955 ($1.939 diluted) per common share for 2005.

Net income - common shareholders	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Canada	$ 223	$ 171	30%	$ 893	$ 773	16%
United States	128	161	-20%	511	606	-16%
Europe	150	122	23%	486	399	22%
Lifeco Corporate						
Total holding company	(10)	2		(15)	(19)	
Restructuring costs	-	-		-	(17)	
Total Lifeco Corporate	(10)	2		(15)	(36)	
Total Lifeco	$ 491	$ 456	8%	$ 1,875	$ 1,742	8%

Canada – Consolidated net income increased $120 million or 16% to $893 million from $773 million in 2005. The increase was due to a $41 million increase in Group Insurance, a $69 million increase in IIIP, and a $10 million reduction of Corporate charges.

United States – Consolidated net income was $511 million compared to $606 million in 2005. Healthcare decreased US$18 million, but was partially offset by Financial Services which increased US$15 million. The remainder of the change was due to the strengthening of the Canadian dollar.

Europe – Consolidated net income increased $87 million or 22% to $486 million from $399 million in 2005. Insurance & Annuities increased $26 million, while Reinsurance increased $63 million, and Corporate decreased $2 million. Excluding the unfavourable currency translation impact, net income increased 34%.

Lifeco Corporate – Lifeco Corporate net income was a charge of $15 million compared to a charge of $36 million in 2005.

Refer to each segment section for further detail.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products.

For the fourth quarter, consolidated premiums and deposits were $11,916 million, up $2,409 million over the fourth quarter of 2005. The $2,409 million increase was attributable to the United States and Canada, which were up $386 million and $1,987 million, respectively.

For the year, consolidated premiums and deposits were $39,770 million, up $4,883 million over 2005. The $4,883 million increase was attributable to all segments; Europe was up $1,627 million, the United States was up $371 million and Canada was up $2,885 million compared to 2005.

For Canada the increase includes the recapture of a reinsurance agreement on certain blocks of group life and long term disability business which increased premiums by $1,560 million. In Europe, Insurance & Annuities premiums were up $1,760 million, offset by a decrease in Reinsurance premiums of $133 million. The increase in the United States primarily reflects increases in Financial Services.

Refer to each segment section for further detail.

NET INVESTMENT INCOME

Net investment income

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	**2006**	2005	% Change
Investment income earned	**$ 1,320**	$ 1,277	3%	**$ 5,328**	$ 4,868	9%
Amortization of gains and losses	**168**	150	12%	**619**	584	6%
Provision for credit losses	**22**	(38)	-	**31**	(7)	-
Gross investment income	**1,510**	1,389	9%	**5,978**	5,445	10%
Less: investment expenses	**16**	15	7%	**68**	56	21%
Net investment income	**$ 1,494**	$ 1,374	9%	**$ 5,910**	$ 5,389	10%

Net investment income for the three months ended December 31, 2006 increased by $120 million or 9% compared to the same period last year primarily as a result of an increase in assets in the European operations due to the acquisition of a payout annuity block in 2006 (The Equitable Life Assurance Society ("Equitable Life") in the United Kingdom).

Net investment income for the twelve months ended December 31, 2006 increased by $521 million or 10% compared to the same period last year, primarily as a result of an increase in assets in the European operations due to the acquisition of two blocks of payout annuities (Phoenix and London Assurance Company ("Phoenix and London") in 2005 and Equitable Life in the United Kingdom in 2006).

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

Fee income

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	**2006**	2005	% Change
Segregated funds and other	**$ 471**	$ 384	23%	**$ 1,772**	$ 1,501	18%
ASO contracts	**235**	232	1%	**916**	923	-1%
	$ 706	$ 616	15%	**$ 2,688**	$ 2,424	11%

For the fourth quarter, consolidated fee income was $706 million, up $90 million over the fourth quarter of 2005. Canada increased $38 million due to strong segregated funds and mutual fund growth. Europe increased $34 million, also on strong segregated fund growth. The United States increased $18 million, mainly due to higher FASCore and Third Party Administration (TPA) business.

For the year, consolidated fee income was $2,688 million, up $264 million over 2005, for the same reasons as the fourth quarter. The $264 million increase was mainly attributable to Canada and Europe, which were up $121 million and $130 million, respectively. Fee income in the United States was up $13 million compared to 2005.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

For the fourth quarter, consolidated amounts paid or credited to policyholders were $6,677 million, up $1,789 million over the fourth quarter of 2005. The $1,789 million increase was attributable to the United States and Canada, which were up $339 million and $1,767 million, respectively. This was partly offset by Europe, which was down $317 million from the fourth quarter of 2005.

For the year, consolidated amounts paid or credited to policyholders were $20,508 million, up $3,073 million from 2005. The $3,073 million increase was attributable to all segments. Europe was up $639 million, the United States was up $633 million and Canada was up $1,801 million compared to 2005.

OTHER BENEFITS AND EXPENSES

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt and other borrowings, and dividends on preferred shares, as well as premium taxes.

Other benefits and expenses

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	**2006**	2005	% Change
Total expenses	**$ 611**	$ 561	9%	**$ 2,298**	$ 2,254	2%
Less: investment expenses	**16**	15	7%	**68**	56	21%
Operating expenses	**595**	546	9%	**2,230**	2,198	1%
Commissions	**402**	330	22%	**1,401**	1,284	9%
Premium taxes	**66**	55	20%	**259**	238	9%
Financing charges	**50**	41	22%	**202**	187	8%
Total	**$ 1,113**	$ 972	14%	**$ 4,092**	$ 3,907	5%

Operating expenses for the three months ended December 31, 2006 increased $49 million compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $588 million or 33% in Canada and $171 million or 39% in the United States in the same period.

Operating expenses for the twelve months ended December 31, 2006 increased $32 million or 1% compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $1,750 million or 27% in Canada and $1,448 million or 17% in Europe in the same period.

Financing charges consist of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities

INCOME TAXES

Income taxes for the three month and twelve month periods ended December 31, 2006 were $124 million and $615 million, respectively, compared to $160 million and $601 million for the same periods in 2005. Net income before income taxes increased $5 million for the three months ended December 31, 2006 and $215 million for the twelve months ended December 31, 2006, over the same period in 2005. In 2006, the Company recognized the benefit of reduced Canadian income tax rates, as previously announced by the Federal and Provincial governments. The benefit recognized was approximately $24 million, $16 million of which is related to the non-recurring impact of lower rates on future income taxes.

CONSOLIDATED FINANCIAL POSITION

Consolidated total assets under administration

	December 31, 2006			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 43,718	$ 27,686	$ 26,017	$ 97,421
Goodwill and intangible assets	4,980	277	1,762	7,019
Other assets	1,225	1,367	13,431	16,023
Total assets	49,923	29,330	41,210	120,463
Segregated funds net assets	44,656	18,858 (1)	26,632	90,146
Total assets under administration	$ 94,579	$ 48,188	$ 67,842	$ 210,609

	December 31, 2005			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 42,587	$ 26,153	$ 20,640	$ 89,380
Goodwill and intangible assets	4,989	54	1,737	6,780
Other assets	1,613	1,127	3,261	6,001
Total assets	49,189	27,334	25,638	102,161
Segregated funds net assets	38,854	17,008 (1)	19,296	75,158
Total assets under administration	$ 88,043	$ 44,342	$ 44,934	$ 177,319

(1) The Company's United States segregated funds include investment options that purchase guaranteed annuity contracts issued by the Company. As of December 31, 2006, such investments had been made in guaranteed interest annuity contracts in the amount of $76 million compared to $440 million for the same period in 2005. As the general account investments are also included in the segregated fund account balances, the Company has reduced the segregated fund account balances by $418 million as of December 31, 2006 compared to $373 million for the same period in 2005 to avoid overstatement of customer account values under management.

ASSETS

Total assets under administration

Total assets under administration at December 31, 2006 were $210.6 billion, an increase of approximately $33.3 billion from December 31, 2005. General fund assets increased by $18.3 billion and other assets under administration increased by $15.0 billion compared with December 31, 2005. General fund assets increased primarily as a result of the acquisition of approximately $10.2 billion of payout annuities business from Equitable Life in the United Kingdom as described in the Europe segment.

Invested assets

The Company manages its general fund assets to support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. The Company follows prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Company implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Invested assets at December 31, 2006 were $97.4 billion, an increase of $8.0 billion from December 31, 2005. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages. Invested assets in Europe increased by $5.4 billion. Excluding the positive currency impact of $2.7 billion, invested assets increased $2.7 billion due to higher payout sales in the U.K. and an annuity contract written in the second quarter of 2006 in Reinsurance.

Goodwill and intangible assets increased in the U.S. as a result of the acquisition of 401(k) and defined benefit business from Met Life and defined contribution business from U.S. Bank. Both acquisitions closed in the fourth quarter of 2006. (See United States segment.)

Asset distribution

	December 31, 2006			
	Canada	United States	Europe	Total
Bonds				
Government bonds	$ 7,450	$ 6,757	$ 7,862	$ 22,069
Corporate bonds	17,962	13,724	11,491	43,177
Sub-total bonds	25,412	20,481	19,353	65,246
Mortgages	11,751	1,941	1,642	15,334
Stocks	3,385	437	944	4,766
Real estate	763	149	1,304	2,216
Sub-total portfolio investments	41,311	23,008	23,243	87,562
Cash and cash equivalents	274	130	2,679	3,083
Policy loans	2,133	4,548	95	6,776
Total invested assets	$ 43,718	$ 27,686	$ 26,017	$ 97,421

	December 31, 2005			
	Canada	United States	Europe	Total
Bonds				
Government bonds	$ 9,098	$ 6,067	$ 6,573	$ 21,738
Corporate bonds	16,073	12,493	8,994	37,560
Sub-total bonds	25,171	18,560	15,567	59,298
Mortgages	11,473	2,157	975	14,605
Stocks	2,607	621	800	4,028
Real estate	735	156	951	1,842
Sub-total portfolio investments	39,986	21,494	18,293	79,773
Cash and cash equivalents	536	175	2,250	2,961
Policy loans	2,065	4,484	97	6,646
Total invested assets	$ 42,587	$ 26,153	$ 20,640	$ 89,380

Fair value

The fair value of invested assets exceeded their carrying value by $3.1 billion as at December 31, 2006, compared to $4.2 billion at December 31, 2005. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets.

Bond portfolio

The total bond portfolio increased to $65.2 billion or 67% of invested assets at December 31, 2006, from $59.3 billion or 66% at December 31, 2005. Federal, provincial and other government securities represented 34% of the bond portfolio compared to 37% in 2005. The overall quality of the bond portfolio remained high, with 99% of the portfolio rated investment grade and 87% rated A or higher. The excess of fair value over carrying value at December 31, 2006 was $1,452 million ($2,620 million at December 31, 2005).

Bond portfolio quality (excludes $2,958 million short-term investments, $2,148 million in 2005)

	December 31, 2006		December 31, 2005	
Estimated rating				
AAA	$ 28,320	45 %	$ 26,087	46 %
AA	9,972	16	8,757	15
A	15,898	26	14,499	25
BBB	7,516	12	7,006	12
BB or lower	582	1	801	2
Total	$ 62,288	100 %	$ 57,150	100 %

Mortgage portfolio

The total mortgage portfolio at $15.3 billion or 16% of invested assets at December 31, 2006 is comparable to December 31, 2005. The mortgage portfolio consisted of 52% commercial loans, 37% multi-family residential loans and 11% single family residential loans. Total insured loans were $5.1 billion or 33% of the mortgage portfolio. The excess of fair value over carrying value at December 31, 2006 was $436 million ($672 million at December 31, 2005).

Mortgage portfolio

	December 31, 2006				December 31, 2005	
Mortgage loans by type	Insured	Non-insured	Total		Total	
Single family residential	$ 851	$ 811	$ 1,662	11 %	$ 1,542	11 %
Multi-family residential	3,894	1,786	5,680	37	5,701	39
Commercial	342	7,650	7,992	52	7,362	50
Total mortgages	$ 5,087	$ 10,247	$ 15,334	100 %	$ 14,605	100 %

It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across each geographic region.

Equity portfolio

The total equity portfolio was $7.0 billion or 7% of invested assets at December 31, 2006 compared to $5.9 billion or 7% of invested assets at December 31, 2005. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The excess of fair value over carrying value at December 31, 2006 was $1,261 million ($896 million at December 31, 2005).

Asset quality – general fund assets

Non-investment grade bonds were $582 million or 0.9% of the bond portfolio at December 31, 2006, compared with $801 million or 1.4% of the bond portfolio at December 31, 2005. The decrease is due to proceeds received on repayments and maturities on non-investment grade bonds as well as trading of bonds that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $107 million or 0.12% of portfolio investments at December 31, 2006 compared with $165 million and 0.21% at December 31, 2005. Total allowances for credit losses at December 31, 2006 were $74 million compared with $119 million at December 31, 2005. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $1,300 million at December 31, 2006 ($1,178 million at December 31, 2005).

The Company's allowance for credit losses decreased by $45 million to $74 million at December 31, 2006. The combination of the allowance for credit losses of $74 million together with the $1,300 million provision for future credit losses in actuarial liabilities represents 1.7% of bond, mortgage and real estate assets at December 31, 2006 (1.7% at December 31, 2005).

Non-performing loans

	December 31, 2006				December 31, 2005			
Asset class	**Bonds**	**Mortgages**	**Foreclosed real estate**	**Total**	Bonds	Mortgages	Foreclosed real estate	Total
Non-performing loans	$ 79	$ 28	$ -	$ 107	$ 137	$ 17	$ 11	$ 165

Allowances for credit losses

	December 31, 2006			December 31, 2005		
	Specific provisions	**Non-specific provisions**	**Total**	Specific provisions	Non-specific provisions	Total
Bonds and mortgage loans	$ 26	$ 48	$ 74	$ 51	$ 68	$ 119

Other general fund assets

Other general fund assets

	December 31	
	2006	2005
Funds held by ceding insurers	$ 12,371	$ 2,556
Other assets	3,652	3,445
Total other general fund assets	$ 16,023	$ 6,001

Funds held by ceding insurers increased $9.8 billion. Of this increase, approximately $10.2 billion was as a result of the agreement to acquire the non-participating payout annuity business of Equitable Life. Other assets, at $3.7 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

Segregated funds

Segregated funds assets under management, which are measured at market values, increased by $15.0 billion to $90.1 billion at December 31, 2006. The growth resulted from net deposits of $4.4 billion and net market gains of $10.6 billion. Net market value gains of $10.6 billion were comprised of gains of $7.6 billion, and currency translation gains of $3.0 billion due to the weakening of the Canadian dollar.

Segregated funds net assets

	December 31		
	2006	2005	2004
Stocks	$ 63,229	$ 52,415	$ 45,398
Bonds	15,891	13,928	15,710
Mortgages	1,915	1,842	1,613
Real estate	5,941	4,180	3,423
Cash and other	3,170	2,793	2,889
Total	$ 90,146	$ 75,158	$ 69,033
Year over year growth	20%	9%	12%

LIABILITIES

Total liabilities

Total liabilities

	December 31	
	2006	2005
Policy liabilities	**$ 93,851**	$ 75,286
Deferred net realized gains	**2,821**	2,598
Other general fund liabilities	**9,028**	11,246
Total liabilities	**$ 105,700**	$ 89,130

Total liabilities at December 31, 2006 were $105.7 billion, an increase of $16.6 billion from December 31, 2005.

Policy liabilities

Policy liabilities, at $93.9 billion, were up 25% from December 31, 2005, due primarily to the acquisition of approximately $10.2 billion of payout annuities business from Equitable Life in the Company's Europe segment and the acquisition of approximately $1.6 billion of 401(k) plan business from Metropolitan Life Insurance Company and its affiliates in the Company's United States segment. Also, the Company recaptured a portion of the business ceded under bulk reinsurance treaties in its United States and Canada segments which resulted in an increase in policy liabilities of approximately $2.2 billion. This was offset by a reduction to other general fund liabilities, in funds held under reinsurance contracts.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the Company's financial position from past significant interest rate volatility.

Assets supporting actuarial liabilities

	Participating	Canada	United States	Europe	Total
December 31, 2006					
Bonds	$ 12,928	$ 10,983	$ 12,825	$ 14,354	$ 51,090
Mortgage loans	5,019	4,661	1,497	1,449	12,626
Stocks	2,313	681	-	236	3,230
Real estate	112	7	-	1,164	1,283
Other	7,161	916	170	12,887	21,134
Total assets	$ 27,533	$ 17,248	$ 14,492	$ 30,090	$ 89,363
Total actuarial liabilities	$ 27,533	$ 17,248	$ 14,492	$ 30,090	$ 89,363
December 31, 2005					
Bonds	$ 12,164	$ 10,347	$ 10,696	$ 11,363	$ 44,570
Mortgage loans	4,707	4,579	1,590	660	11,536
Stocks	1,845	586	19	162	2,612
Real estate	110	8	-	669	787
Other	7,295	426	534	3,503	11,758
Total assets	$ 26,121	$ 15,946	$ 12,839	$ 16,357	$ 71,263
Total actuarial liabilities	$ 26,121	$ 15,946	$ 12,839	$ 16,357	$ 71,263

Other assets include: loans to policyholders, cash and certificates of deposit, funds held by ceding insurers, premiums in the course of collection, interest due and accrued, future income taxes, fixed assets, prepaid expenses, accounts receivable and accrued pension assets.

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. For the participating account additional bonds and stocks were purchased to support the $1.4 billion of growth in actuarial liabilities. These liabilities are generally long term. Other of $7.2 billion consists primarily of policy loans in the participating account.

The growth in Canada of $1.3 billion in actuarial liabilities relates to the 50% recapture of a bulk reinsurance transaction which added $1.5 billion to actuarial liabilities (offset by a reduction to general fund liabilities in funds held under reinsurance contracts). The increase in actuarial liabilities was supported by increases to all asset classes.

Actuarial liabilities in the United States segment increased $1.6 billion mainly due to the Met Life acquisition and the recapture of bulk reinsurance businesses ceded in 2003 of $562 million (offset by a reduction to general fund liabilities in funds held under reinsurance contracts). This increase was supported by an increase in bonds, offset by decreases in mortgages and other assets.

Actuarial liabilities in the Europe segment increased $13.7 billion, due mainly to the purchase of a block of payout annuity business which increased liabilities by $10.2 billion. The corresponding increase to assets is in Other which is mainly funds held by ceding insurers. The remaining increase in liabilities is due to strong payout annuity sales which are supported by increased bonds and mortgages.

Other general fund liabilities

Other general fund liabilities	December 31	
	2006	2005
Debentures and other debt instruments	$ 1,980	$ 1,903
Funds held under reinsurance contracts	1,822	4,221
Repurchase agreements	997	1,023
Other liabilities	4,229	4,099
Total other general fund liabilities	$ 9,028	$ 11,246

Total other general fund liabilities at December 31, 2006 were $9.0 billion, a decrease of $2.2 billion from December 31, 2005. Other liabilities include trade payables, accruals and provisions for post-retirement benefits. The decrease in the funds held under reinsurance contracts reflects the recapture of bulk reinsurance contracts in the United States and Canada. This was offset by a corresponding increase in policy liabilities.

Debentures and other debt instruments includes $1,313 million of long-term debt on both a direct basis and through its subsidiary CLFC, and $556 million (US$475 million) of capital securities issued in the U.S. through its subsidiary Great-West Life & Annuity Insurance Capital LP.

In the second quarter, the Company in the United States issued $351 million (US$300 million) of Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

On September 19, 2006, Canada Life repaid the $250 million principal balance of its 8% subordinated debentures due September 19, 2011.

On November 28, 2005, the Company amended the terms of its 6.67% Debentures due March 21, 2033. A supplemental trust indenture provides the holders of these debentures with an additional event of default restricting the manner in which the Company may refinance its outstanding preferred shares that are considered by the Company to be permanent capital.

PREFERRED SHARES AND CAPITAL TRUST SECURITIES

Preferred shares other than perpetual preferred shares (which include soft-retractable and fixed/floating shares) and Capital Trust Securities and debentures are classified as liabilities.

Preferred shares

At December 31, 2006 the Company had 7,978,900 4.70% Non-Cumulative First Preferred Shares, Series D and 22,282,215 4.80% Non-Cumulative First Preferred Shares, Series E outstanding with stated values of $199 million and $557 million, respectively.

The terms and conditions of the 4.70% Non-Cumulative First Preferred Shares, Series D and 4.80% Non-Cumulative First Preferred Shares, Series E allow the holder to convert to common shares of the Company after a specified period of time. The Company, at its option, may redeem these shares before the holders are entitled to convert them to common shares of the Company. Preferred shares of this type are commonly referred to as soft-retractable and represent a form of financing with a term that is effectively fixed.

On April 12, 2006, the Company issued 12,000,000 4.50% Non-Cumulative First Preferred Shares, Series I (the "Series I Preferred Shares") with an aggregate stated value of $300 million. The Series I Preferred Shares are redeemable at the option of the Company on or after June 30, 2011.

During the year, 1,847,300 common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid at a total cost of $54 million or $29.58 per share and 2,310,013 common shares were issued under the Company's Stock Option Plan for a total value of $25 million or $10.95 per share.

In November, the Company announced a normal course issuer bid for its common shares commencing December 1, 2006 and ending November 30, 2007. During the course of this bid, the Company may purchase up to but not more than 6,000,000 common shares for cancellation.

In total, share capital and surplus increased by $1,625 million to $11.1 billion at December 31, 2006 from December 31, 2005. The weakening of the Canadian dollar against the British pound of $0.28 and euro of $0.16 resulted in increases to the currency translation account of $302 million from December 31, 2005.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

LIQUIDITY

Liquidity for the Company has remained strong, as evidenced by significant amounts of short-term investments, cash and highly marketable securities (including investment grade bonds) that totalled $62.3 billion on a market value basis as of December 31, 2006. Of that amount, 99% of the bond portfolio carried an investment grade rating, thereby providing significant liquidity to the Company's overall investment portfolio.

Funds provided by premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payment of claims, benefits, and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of the Company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper and debentures and equity securities.

Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

Liquid assets
December 31

	2006		2005	
	Balance sheet value	**Market value**	Balance sheet value	Market value
Cash and cash equivalents	**$ 3,027**	**$ 3,027**	$ 2,930	$ 2,930
Highly marketable securities				
Government bonds	**19,955**	**20,607**	19,553	20,817
Corporate bonds	**32,355**	**32,881**	26,498	27,993
Common/Preferred shares	**4,116**	**4,924**	3,345	3,963
Residential mortgages (insured)	**851**	**851**	776	769
Total	**$ 60,304**	**$ 62,290**	$ 53,102	$ 56,472

Cashable liability characteristics

	December 31	
	2006	2005
Surrenderable insurance and annuity liabilities		
At market value	**$ 12,309**	$ 11,683
At book value	**27,618**	27,922
Total	**$ 39,927**	$ 39,605

The majority of the liquid assets are comprised of fixed income securities whose value is inversely related to interest rates. Consequently, a significant rise in prevailing interest rates would result in a decrease in the value of this pool of liquid assets. As well, a high interest rate environment may prompt holders of certain types of policies to terminate their policies, thereby placing demands on the Company's liquidity position.

The market value of the Company's liquid assets is approximately $62.3 billion or 156% of the Company's total surrenderable insurance and annuity liabilities. The Company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

CASH FLOWS

Cash flows

	For the three months ended December 31		For the twelve months ended December 31	
	2006	2005	**2006**	2005
Cash flows relating to the following activities:				
Operations	**$ 717**	$ 511	**$ 3,812**	$ 3,951
Financing	**(220)**	(219)	**(565)**	(665)
Investment	**(890)**	(559)	**(3,405)**	(2,511)
	(393)	(267)	**(158)**	775
Effects of changes in exchange rates on cash and cash equivalents	**209**	(20)	**280**	(286)
Increase (decrease) in cash and cash equivalents	**(184)**	(287)	**122**	489
Cash and cash equivalents of deposit, beginning of period	**3,267**	3,248	**2,961**	2,472
Cash cash equivalents, end of period	**$ 3,083**	$ 2,961	**$ 3,083**	$ 2,961

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements.

Financing activities include the issuance and repayment of capital instruments, and associated dividends and interest payments.

The fourth quarter increase in cash flows from operations compared to 2005 is mainly due to higher premium income and investment income partially offset by higher payments to policyholders. Cash flows from operations as well as net cash received of $1,467 million in connection with liabilities assumed as part of acquisitions in the United States segment in the fourth quarter were used to acquire an additional $2,357 million of invested assets including bonds, stocks mortgages and real estate to support policy liabilities and to fund financing activities.

Financing activities used $220 million of cash primarily reflecting dividend payments of $227 million. The effects of changes in exchange rates on cash and cash equivalents was due to the weakening of the Canadian dollar against the British pound and the euro which increased reported cash and cash equivalents by $209 million.

For the twelve months ended December 31, 2006, net cash flows from operations decreased compared to 2005 mainly due to higher premium income and investment income which was more than offset by higher payments to policyholders.

Financing activities in 2006 included the issuance of $300 million of capital instruments by the Company (net $150 million in 2005) and $351 million at a subsidiary, as well as the repayment of $250 million of capital instruments at another subsidiary. Also, the Company paid out an additional $123 million of dividends in 2006.

Investment activities include the receipt of net cash from the acquisitions in the United States which along with a portion of net cash from operations was used to purchase additional investment assets.

The effect of changes in exchange rates of cash and cash equivalents was an increase of $280 million.

COMMITMENTS/CONTRACTUAL OBLIGATIONS

Commitments/contractual obligations
At December 31, 2006

	Payments due by period						
	Total	1 year	2 years	3 years	4 years	5 years	over 5 years
1) Long-term debt	$ 1,864	$ 1	$ 1	$ 1	$ 1	$ 1	$ 1,859
2) Operating leases							
- office	349	86	77	64	38	22	62
- equipment	20	7	7	5	1	-	-
3) Purchase obligations	29	20	6	1	1	1	-
4) Credit-related arrangements							
(a) Contractual commitments	239	239	-	-	-	-	-
(b) Letters of credit	SEE NOTE4(b) BELOW						
Total contractual obligations	$ 2,501	$ 353	$ 91	$ 71	$ 41	$ 24	$ 1,921

1) Long-term debt includes long-term financing used in the ongoing operations and capitalization of the Company.

2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

3) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

4) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit (LOCs) are written commitments provided by a bank. The total amount of LOCs issued are $2,170 million. Total LOC facilities are $2,554 million.

The Reinsurance operation is from time to time an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. The Company through certain of its subsidiaries has provided LOCs as follows:

To external parties

In order for the non-U.S. licensed operating subsidiaries within LRG to conduct reinsurance business in the U.S., they must provide collateral to the U.S. insurance and reinsurance companies to whom reinsurance is provided in order for these companies to receive statutory credit for reserves ceded to LRG. To satisfy this collateral requirement, LRG, as applicant, has provided LOCs issued by a syndicate of financial institutions under an agreement arranged in 2005 for a five year term expiring November 15, 2010. The aggregate amount of this LOC facility is US$650 million, and the amount issued at December 31, 2006 was US$620 million, including US$171 million issued by LRG subsidiaries to London Life or other LRG subsidiaries, as described below.

To internal parties

GWL&A Financial Inc. as applicant has provided LOCs in respect of the following:

- US$540 million issued to the U.S. branch of Canada Life as beneficiary, to allow it to receive statutory capital credit for reserves ceded to Great-West Life & Annuity Insurance Company of South Carolina. These are provided under a US$777 million agreement with a twenty year term with a third party financial institution (increased to US$621 million in early February, 2007).
- US$50 million issued to Great-West Life & Annuity Insurance Company of South Carolina as beneficiary, to allow it to receive statutory capital credit in respect thereof.

Canada Life as applicant has provided LOCs relating to business activities conducted within the Canada Life group of companies in respect of the following:

- US$306 million issued to its U.S. branch as beneficiary, to allow Canada Life to receive statutory capital credit for life reinsurance liabilities ceded to Canada Life International Re Limited (reduced to US$265 million in early February, 2007).
- £117 million issued to Canada Life Ireland Holdings Limited (CLIHL) as beneficiary, to allow CLIHL to receive statutory capital credit in the United Kingdom for a loan made to The Canada Life Group (UK) Limited.
- US$82 million issued to a U.S. regulator as beneficiary on behalf of its U.S. branch, to receive statutory capital credit for certain reinsurance liabilities ceded to third party non-U.S. licensed reinsurers (reduced to US$14 million in early January, 2007).

As well, certain LRG subsidiaries as applicants have provided LOCs totaling US$171 million to London Life or other LRG subsidiaries, as beneficiaries to allow them to receive statutory capital credit for reserves ceded to the other subsidiaries.

CAPITAL MANAGEMENT AND ADEQUACY

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at the end of 2006 was 213% (208% at the end of 2005). London Life's MCCSR ratio at the end of 2006 was 253% (237% at the end of 2005). Canada Life's MCCSR ratio at the end of 2006 was 242% (231% at the end of 2005).

The MCCSR position of Great-West Life is negatively affected by the existence of a significant amount of goodwill and intangible assets, which, subject to a prescribed inclusion for a portion of intangible assets, are deducted in the calculation of available regulatory capital.

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has estimated the risk-based capital ratio to be 482% at December 31, 2006 (477% at the end of 2005), well in excess of that required by NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan. The capital plan is designed to ensure that the Company maintains adequate capital, taking into account the Company's strategy and business plans.

RATINGS

The Company and its major operating subsidiaries continue to hold very strong ratings.

On February 17, 2006, Dominion Bond Rating Service upgraded Lifeco's senior debt rating by one notch to AA (low).

On February 1, 2007, concurrent with Lifeco's announcement regarding the acquisition of Putnam Investments Trust, Dominion Bond Rating Service placed the ratings of the Company "under review with developing implications". As well, A.M. Best Company Inc. placed the ratings of the Company "under review with negative implications". Ratings provided by Standard & Poor's Ratings Services, Moody's Investor Services and Fitch Ratings were reaffirmed with a stable outlook.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company [1]	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low) [2]				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				AA-	

(1) All ratings have been placed under review with negative implications.
(2) Under review with developing implications.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial instruments held by the Company include portfolio investments, debentures and other debt instruments, and various derivative financial instruments that are not reported on the Balance Sheet.

Portfolio investments consist of bonds, stocks, mortgage loans and real estate. Debentures and other debt instruments consist of short and long term financings due between one and twenty-eight years. Off balance sheet financial instruments include Interest Rate Contracts (futures - long, futures - short, swaps, written options, purchased options), Foreign Exchange Contracts (forward contracts, cross currency swaps) and other derivative contracts (equity contracts, credit default swaps).

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by discounting expected future cash flows based on expected dividends, and where future cash flows can not be readily determined, market value is estimated to be equal to cost. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair value of these assets are essentially offset by changes in the fair value of actuarial liabilities. Changes in the fair value of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time, in accordance with investment policies. Refer to the "Risk Management and Control Practices" section of this report for a description of the risks and the management of risks associated with financial instruments associated with actuarial liabilities.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, may be broadly grouped into four categories:

1. Insurance Risks
2. Investment or Market Risks
3. Operational Risks
4. Other Risks

The risk categories above have been ranked in accordance with the extent to which they would be expected to impact the business on an ongoing basis and, accordingly, would require more active management. It must be noted, however, that items included in the third or fourth categories, such as legal, regulatory or reputational risks, may still represent serious risks notwithstanding the expectation that they may be less likely to be realized.

INSURANCE RISKS - GENERAL

By their nature, insurance products involve commitments by the insurer to provide financial obligations and insurance coverage for extended periods of time. In order to provide insurance protection profitably, the insurer must design and price products to ensure that the premiums received, and the investment income earned on those premiums, will be sufficient to pay future claims and expenses associated with the product. This requires the insurer, in pricing products and establishing policy liabilities, to make assumptions regarding expected levels of income and expense. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires regular updating of assumptions to reflect emerging experience. Ultimate profitability will depend upon how closely actual experience tracks to expected experience.

The following table identifies the key overarching insurance risks, and risk management techniques used by the Company.

Risk	Management of Risk
Claims (mortality and morbidity) • Many products provide benefits in the event of death or disabling conditions or provide for medical or dental costs.	• Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the insurance and reinsurance markets where the Company is active. • Effective underwriting policies control the selection of risks insured for consistency with claims expectations. • Underwriting limits control the amount of risk exposure insured in the property and casualty reinsurance operations.
Lapsation • Products are priced and valued to reflect the expected duration of contracts. Lapsation is an important assumption for expense recovery to the extent that higher costs are incurred in early contract years, and for certain long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage.	• Annual research studies support pricing and valuation assumptions for this risk.
Investment yield • Products are priced and valued based on the investment returns available on the assets that support the policy liabilities. • Investments are made in accordance with investment policies that have been approved by the Directors of the respective principal subsidiary. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with long term cash flows and pricing guarantees carry more risk.	• Effective and ongoing communication between pricing, valuation and investment management is required to control this risk. • Both pricing and valuation manage this risk by requiring higher margins where there is less yield certainty. • The pricing and valuation of death benefit, maturity value and income guarantees associated with variable contracts employs stochastic modeling of future investment returns.
Reinsurance • Products with mortality and morbidity risks have specific limits on Company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. Risk underwritten in excess of these approved levels is ceded, or reinsured, by the Company to third party reinsurers.	• Companies providing reinsurance to the Company are reviewed for financial soundness as part of the ongoing monitoring process.

INSURANCE RISKS – SPECIFIC BUSINESSES

Insurance risks are specific to the particular businesses carried on by the Company and the types of products offered through those businesses.

Canada

Risk	Management of Risk
Group Insurance	
• The Company's ability to predict claims experience for the following year.	• Most risks are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.
• For health care products, inflation and utilization will influence the level of claim costs. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs.	• The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.
• For disability products, a number of factors, including aging and industry characteristics, play a role in future claim patterns.	• The risks emerging from these factors are managed through pricing and plan designs that emphasize prevention, early intervention and return to work programs.
• For life products, exposure to a multiple death scenario, due to concentration of risk in employment locations.	• Monitoring of risk concentrations for new business and renewals, as well as plan design features and medical underwriting that limit the amount of insurance on any one life.
Individual Life	
• Mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. Life insurance contracts are long term in nature and mortality risk needs to be provided for over several decades since most claims emerge many years after issue.	• Effective underwriting practices have been developed to support the long-term sustainability of the business. Additionally, the reserves established to fund future claims include a provision for adverse deviation, set in accordance with professional guidelines. This margin is necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes.
• A current industry risk involves the pricing of the level cost of insurance option within universal life products. Pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums.	• Management continues to prudently manage this pricing risk.
Living Benefits	
• Morbidity is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance. Disability experience is highly cyclical.	• The Company manages these risks through its underwriting practices, experience and trend analysis, in addition to its reserve and pricing reviews.
Retirement & Investment Services	
• The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Accordingly, fee income derived in connection with the management of investment funds is sensitive to prevailing market conditions. Movements in market levels will produce variability in the level of fee income derived from this type of business.	• Through its wide range of funds, the Company limits its risk exposure to any particular market. • The Company encourages its clients to follow a long-term asset allocation approach, which will reduce the variability of returns and the frequency of fund switching. As a result of this approach, a significant proportion of individual segregated fund assets are in holdings of either a diversified group of funds or "fund of funds" investment profiles, which are designed to improve the likelihood of achieving optimal returns within a given level of risk.

Risk	Management of Risk
Retirement & Investment Services (continued)	
• A significant decline in market values could increase the cost to the Company associated with segregated fund death benefit and maturity value guarantees.	• Prudent product design, effective marketing, asset allocation within client portfolios and our broad distribution within Canada, all contribute to a significantly diverse profile of inforce segregated funds, issued steadily over many years, which helps to mitigate exposure to guarantees related to segregated funds.
• With the significant increase in the group retirement business resulting from the acquisition of Canada Life, the Company has expanded its presence in this relatively stable business.	• A significant proportion of premiums are received through employer-sponsored, payroll deduction plans, therefore contributions and withdrawals from this business are less affected by volatile market conditions.

United States

Risk	Management of Risk
Healthcare • Medical cost inflation, which may exceed annual pricing adjustments to policyholders. • Changes in utilization may impact health care costs. Utilization trends can be attributable to adjustments in health care delivery systems, such as the development of new practice standards or breakthrough treatments. • Changes to product design may also impact utilization trends. Changes include amendments that modify covered benefits or funding changes that result in a sharing of the financial burden between the employer and the employee.	• The Company manages medical costs through dedicated provider contracting. In addition, the Company continues to invest in enhanced care management programs. • Product designs that promote a sharing of health care costs by members typically help control utilization. • Medical underwriting by case risk has also been expanded.
Retirement Services	
• The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Accordingly, fee income derived in connection with the management of investment funds is sensitive to prevailing market conditions. Movements in market levels will produce variability in the level of fee income derived from this type of business.	• Through its wide range of funds, the Company limits its risk exposure to any particular market. The Company encourages its clients to follow a long-term asset allocation approach, which will reduce the variability of returns and the frequency of fund switching. As a result of this approach, a significant proportion of individual segregated fund assets are in holdings of either a diversified group of funds or "fund of funds" investment profiles, which are designed to improve the likelihood of achieving optimal returns within a given level of risk.
• Mismatches between asset and liability cash flows could reduce profit margins in unfavorable interest rate environments.	• Margins on non-repriceable products are protected through the proper matching of assets and liabilities. Margins on repriceable products are protected through frequent monitoring of asset and liability positions. The valuation of these products employs stochastic modeling of future interest rates.
• Increases in operating expenses could reduce profit margins.	• Expense management programs are constantly monitored to control unit costs.
• A significant decline in market values could increase the cost to the Company associated with variable fund death benefit guarantees.	• The Company limits variable fund guarantees to death benefits, and even then only on products sold in certain markets. The valuation of these products employs stochastic modeling of future investment returns.

Risk	Management of Risk
Individual Life	
• The lines of life insurance sold through traditional distribution systems are no longer actively marketed. Increases in termination rates on this business could reduce profits.	• Various programs have been introduced emphasizing retention of the business.
• In the large case business-owned life insurance (BOLI) business, increased surrenders in the general account product line could reduce profits.	• The Company is protected by the policyholder income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal.
• Mismatches between the asset and liability cash flows could reduce profit margins in unfavorable interest rate environments.	• Margins are protected through frequent monitoring of asset and liability positions. The valuation of this product employs stochastic modeling of future interest rates.
• The Individual Life line includes whole life policies with guaranteed cash values and universal life policies with guaranteed minimum interest credited rates. Prolonged periods of low interest rates could reduce profit margins.	• The Company actively monitors the impact of these "interest rate floors" through cash flow testing and has established additional reserve liabilities as appropriate. Ongoing General Account BOLI sales use a product design with lower interest rate guarantees.
• Increases in operating expenses could reduce profit margins.	• Expense management programs are constantly monitored to control unit costs.

Europe

Risk	Management of Risk
Group Insurance • Ability to predict mortality and morbidity claims experience for the following year. • Exposure to a multiple death scenario, due to concentration of risk in employment locations.	• Through biannual repricing, claims experience monitoring, underwriting and controls over open disability claims. • Imposing single event limits on schemes, and declining to quote in localised areas where the aggregate risk is deemed excessive.
Individual Insurance • Mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims.	• Primarily through effective underwriting practices developed to support the long-term sustainability of the business. • Additionally, the reserves established to fund future claims include a provision for adverse deviation, set in accordance with professional guidelines. This margin is necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes.
Payout Annuities • The longevity of the annuitants improves faster or further than the Company's assumptions. • The assets held to match this are typically corporate bonds, mortgages and property, and although liquidity is not needed for these liabilities, there is some asset default risk.	• Business is priced using prudent mortality assumptions which take into account recent Company and industry experience and the latest research on expected future trends in annuitant mortality.

Risk	Management of Risk
Wealth Management • The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. The Company earns fees based upon premium levels and asset levels. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions.	• Through its wide range of funds, the Company limits its risk exposure to any particular market.
Reinsurance • The reinsurance business encompasses a wide variety of risks. The most significant insurance risks include: • Natural catastrophic events that result in property damage; • Mortality risk relating to the Company's individual life reinsurance business; • The level of interest rates and investment fund performance in connection with the Company's annuity business. Also refer to the Reputational risk discussion in the "Other Risks" section.	• Diversification of products by underlying insurance type and geography continues to be a major risk mitigation tool. • As retrocessionaire for property catastrophe risk, the Company generally participates at significantly higher event loss exposures than primary carriers and reinsurers. Generally, an event of significant size must occur prior to the Company incurring a claim. The Company has underwriting guidelines which limits the maximum exposure for catastrophe events. • The Company monitors cedant companies' claims experience on an ongoing basis.

INVESTMENT OR MARKET RISKS

The Company acquires and manages asset portfolios to produce risk-adjusted returns in support of policyholder obligations and corporate profitability. The Boards of Directors or the Executive Committees and the Investment Committees of the Boards of Directors of Lifeco's principal subsidiaries annually approve Investment and Lending Policies, as well as Investment Procedures and Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

For the twelve months ended December 31, 2006, of C$27.3 billion of total revenue consisting of premium income, net investment income, and fee and other income, approximately C$15.5 billion or 57% was denominated in currencies other than Canadian dollars. Similarly, C$997 million or 53% of the C$1,875 million total net income attributable to shareholders was denominated in foreign currencies. At December 31, 2006 approximately C$70.5 billion or 59% of C$120 billion of total general fund assets were denominated in foreign currencies.

In 2005, the rate at which the U.S. dollar operating results of the United States segment were translated into Canadian dollars was $1.3152. Also, the operating results of the Europe segment were translated into Canadian dollars at $2.3272 for the British pound, $1.6159 for the euro, and $1.2553 for US dollars. These rates reflect the beneficial impact of forward foreign exchange contracts that had been put in place to hedge against volatility in foreign currency translation. These contracts, in aggregate, resulted in a $67 million after-tax gain in 2005 ($50 million in connection with U.S. dollar operating results, $11 million in connection with British pound operating results, and $6 million in connection with euro operating results), and expired at the end of 2005. In 2006, the Company's foreign currency denominated operating results were translated to Canadian dollars at prevailing market translation rates.

The significant investment or market risks associated with the business are outlined below.

Risk	Management of Risk

Interest rate risk
• Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability.
	• The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment.
	• Interest rate risk is managed by investing in assets that are suitable for the products sold.
	  • For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities.
	  • For products with uncertain timing of benefit payments, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments.
	• The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Equity market risk • Given the volatility in equity market values, income in any year may be adversely affected by decreases in market values, notwithstanding the Company's long term expectation of investment returns appropriate for this asset class.	• The Company's investment policy guidelines provide for prudent investment in equity markets within clearly defined limits.
Credit risk • The risk of loss if debtors, counterparties or intermediaries are unable or unwilling to fulfill their financial obligations.	• It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. • Guidelines specify minimum and maximum limits for each asset class. Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. • These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors. • Off-balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.
Liquidity risk (operating) • The risk of loss if insufficient funds are available to meet anticipated operating commitments and unexpected cash demands.	• The Company closely manages operating liquidity through cash flow matching of assets and liabilities, and at December 31, 2006 had approximately $62.3 billion in highly marketable securities.

Risk	Management of Risk
Liquidity risk (letters of credit) • In the normal course of its Reinsurance business, the Company provides Letters of Credit (LOC) to other parties, or beneficiaries. A beneficiary will typically hold an LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from the Company. An LOC may be drawn upon demand. If an amount is drawn on an LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and the Company will become obligated to repay this amount to the bank.	• Management monitors its use of LOCs on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.
Liquidity risk (holding company structure) • As a holding company, the Company's ability to pay interest, dividends and operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries. • The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West Life, London Life, CLFC, Canada Life and GWL&A.	• Management closely monitors the solvency and capital positions of its principal subsidiaries opposite liquidity requirements at the holding company. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.
Translation risk • The Company operates in different currencies. Non-Canadian currency earnings are translated for reporting purposes into Canadian dollars. Translation risk occurs as a result of converting these earnings at different points in time at different foreign exchange levels.	• Management, from time to time, utilizes forward foreign currency contracts to mitigate the volatility arising from the movement of rates as they impact the translation of operating results denominated in foreign currency. • The Company uses non-GAAP financial measures such as constant currency calculations to assist in communicating the effect of currency translation fluctuation.
Foreign exchange risk (asset/liability) • The risk of loss from adverse changes in foreign currency exchange rates.	• Investments are normally made in the same currency as the liabilities supported by those investments. • Foreign currency assets acquired to back liabilities are generally converted back to the currency of the liability using foreign exchange contracts.

Risk	Management of Risk
Derivative instruments • The risk of loss if counterparties are unable or unwilling to fulfill their financial obligations or if derivatives are used for inappropriate purposes. • May include interest rate, foreign exchange and equity swaps, options, futures and forward contracts.	• Used only to hedge imbalances in asset and liability positions or as substitutes for cash instruments; they are not used for speculative purposes. Derivative products are traded with counterparties approved by the Boards of Directors or the Investment Committees of the Boards of Directors. • The Company's risk management process governing the use of derivative instruments requires that the Company acts only as an end-user of derivative products, not as a market maker. • As well, the Company has strict operating policies which prohibit the use of derivative products for speculative purposes, permit transactions only with approved counterparties, specify limits on concentration of risk, and documents approval and issuer limits, as well as required reporting and monitoring systems.

OPERATIONAL RISKS

Risk	Management of Risk
Operational risk • Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.	• The Company manages and mitigates internal operational risks through integrated and complementary policies, procedures, processes and practices. Human Resources hiring, performance evaluation, promotion and compensation practices are designed to attract, retain and develop the skilled personnel required. A comprehensive job evaluation process is in place and training and development programs are supported. Each business area provides training designed for their specific needs and has developed appropriate internal controls. Processes and controls are monitored and refined by the business areas and periodically reviewed by the Company's internal audit staff. Financial reporting processes and controls are further examined by external auditors. The Company applies a robust project management discipline to all significant initiatives. • Appropriate security measures protect premises and information. The Company has emergency procedures in place for short term incidents or outages and is committed to maintaining business continuity and disaster recovery plans in every business location for the recovery of critical functions in the event of a disaster, which include offsite backup data storage and work area facilities.

OTHER RISKS

Other risks not specifically identified elsewhere, include:

Risk	Management of Risk
Legal and regulatory risk • The businesses of certain of Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. These regulations are primarily intended to protect policyholders and beneficiaries, not shareholders. Material changes in the regulatory framework or the failure to comply with legal and regulatory requirements could have a material adverse effect on Lifeco.	• The Company monitors compliance with the legal and regulatory requirements in all jurisdictions where it conducts business and assesses trends in legal and regulatory change to keep business areas current and responsive.
Reputational risk • In the course of its business activities, the Company may be exposed to the risk that some actions may lead to damage to the Company's reputation and hence damage to its future business prospects. These actions may include unauthorized activities of employees or other people associated with the Company, inadvertent actions of the Company that become publicized and damage the Company's reputation, regular or past business activities of the Company that become the subject of regulator or media scrutiny and, due to a change of public perception, cause damage to the Company, or any other action or activity that gives rise to damage to the Company's general reputation.	• To manage or mitigate this risk the Company has ongoing controls to limit the unauthorized activities of people associated with the Company. The Company has adopted a Code of Business Conduct and Ethics which sets out the standards of business conduct to be followed by all directors, officers and employees of the Company. The Company also reacts to address situations that may escalate to a level that might give rise to damage to its reputation.
• Through its subsidiaries, the Company is both a user and a provider of reinsurance, including both traditional reinsurance, which is undertaken primarily to mitigate against assumed insurance risks, and financial or finite reinsurance, under which the amount of insurance risk passed to the reinsurer or its reinsureds may be more limited. • The Company through its reinsurance operating entities has been approached by certain regulatory and enforcement agencies to provide information relating to their investigation of certain third party reinsurance cedants. Neither the Company nor its subsidiaries are the subject of these investigations.	• The Company accounts for all reinsurance transactions according to Canadian GAAP. In some cases Canadian GAAP may differ from the accounting treatment utilized by the Company's reinsurers or its reinsureds based upon the rules applicable to them in their reporting jurisdictions. The Company believes that reinsurance transactions that it has entered into are appropriate and properly accounted for by the Company. Notwithstanding, the Company may, in connection with this type of reinsurance, be exposed to reputational or other risks depending on future events.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in Canadian GAAP requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. The major accounting policies and related critical accounting estimates underlying Lifeco's financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and other financial services industries; others are specific to the Company's businesses and operations. The significant accounting estimates are as follows:

Actuarial liabilities – Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with the Company. The Appointed Actuaries of the Company's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the Company's obligations to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method (CALM). This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality
A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update the Company's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements. *A 1% increase in the best estimate assumption would increase non-participating actuarial liabilities by approximately $74 million.*

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants. *A 1% decrease in the best estimate assumption would increase non-participating actuarial liabilities by approximately $89 million.*

Morbidity
The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation. *For products for which morbidity is a significant assumption a 1% adverse change in the best assumption would increase non-participating actuarial liabilities by approximately $44 million.*

Property and casualty reinsurance
Actuarial liabilities for property and casualty reinsurance written by LRG, a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyzes the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in depth analysis is undertaken of the cedant experience.

Investment returns
The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in CALM to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will impact the projected cash flows.

- *The effect of an immediate 1% increase in interest rates would be to increase the present value of these projected cash flows by approximately $74 million*
- *The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by approximately $295 million.*

The level of actuarial liabilities established under CALM valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

A 10% increase in equity markets would be expected to decrease non-participating actuarial liabilities by approximately $5 million, primarily as a result of equities backing long-tail liabilities. A 10% decrease in equity markets would be expected to increase non-participating actuarial liabilities by approximately $5 million, primarily as a result of equities backing long-tail liabilities.

Expenses
Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption is incorporated in the estimate of future expenses consistent with the interest rate scenarios projected under CALM. *A 10% increase in the best estimate maintenance unit expense assumption Company wide would increase the non-participating actuarial liabilities by approximately $135 million.*

Policy termination
Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited. *A 10% adverse change in the best estimate policy termination assumption would increase non-participating actuarial liabilities by approximately $281 million.*

Policyholder dividends
Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies. It is our expectation that associated with changes in the best estimate assumptions for participating business would be corresponding changes in policyholder dividend scales, that would not result in a material net change in actuarial liabilities for participating business.

Income taxes – As multinational life insurance companies, the Company's primary Canadian operating subsidiaries are subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the companies' income that will be subject to tax in Canada. Accordingly, the determination of the companies' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise.

Management recognizes that interpretations it may make in connection with its tax filings may ultimately differ from those made by the tax authorities and accounts for these potential differences in its financial statements. Upon resolution of any such differences, amounts provided by management may be recognized in earnings to reflect actual experience.

The Company has substantial future income tax assets. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the asset recorded is based on management's best estimate of the timing of the reversal of the asset.

Employee future benefits – Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for accrued benefit obligations.

Significant assumptions - employee future benefits	**Defined benefit pension plans**		**Other post-retirement benefits**	
	2006	2005	**2006**	2005
Weighted average assumptions used to determine benefit cost				
Discount rate	**5.26%**	5.94%	**5.27%**	6.22%
Expected long-term rate of return on plan assets	**6.19%**	6.83%	**-**	-
Rate of compensation increase	**4.21%**	4.89%	**4.31%**	5.01%
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	**5.12%**	5.26%	**5.05%**	5.27%
Rate of compensation increase	**4.13%**	4.21%	**4.22%**	4.31%

Weighted average health care trend rates – In determining the expected cost of health care benefits, health care costs were assumed to increase by 6.74% in 2006 and gradually decrease to a level of 4.75% by 2011. For 2006, the impact of a 1% change to assumed health care rates on the accrued post-retirement benefit obligation is an approximate $44 million ($44 million in 2005) increase for a 1% increase to rates and an approximate $35 million ($37 million in 2005) decrease for a 1% decrease to rates. Similarly, the impact on the post-retirement benefit expense of a 1% increase to rates is an approximate $3 million ($8 million in 2005) increase and a 1% decrease to rates is an approximate $3 million ($6 million in 2005) decrease.

Future Accounting Policies

Financial Instruments – Effective January 1, 2007, the Company will be required to comply with the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook on accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance on these items issued by the CICA.

On June 22, 2006, The Office of the Superintendent of Financial Institutions Canada issued Guideline D-10 – Accounting for Financial Instruments Designated as "Held for Trading" (Fair Value Option) (OSFI D-10), which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

On December 28, 2006, the Department of Finance, Canada released proposals to better align the current income tax rules with the new accounting standards. Draft legislation is expected to be released for public comment in 2007.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are required to be recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Company to designate certain financial instruments, on initial recognition, as held for trading. This option has been limited by the requirements of OSFI D-10.

Changes in the fair value of financial instruments classified as held for trading will be reported in net income. Unrealized gains or losses on financial instruments classified as available for sale will be reported in Other Comprehensive Income until they are realized by the Company.

The new guidance introduces the concept of Other Comprehensive Income, which will track unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Other Comprehensive Income together with Net Income provides the financial statement reader with Comprehensive Income. Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

The Company will measure certain investments, primarily investments actively traded in a public market, and certain financial liabilities at their fair value. Investments backing actuarial liabilities will be classified as held for trading using the fair value option. Changes in the fair value of these investments will flow through net income. This impact is expected to be largely offset by corresponding changes in the actuarial liabilities which will also flow through net income. Investments backing shareholder capital and surplus will be classified as available for sale. Unrealized gains and losses on these investments will flow through Other Comprehensive Income until they are realized. Certain investment portfolios will be classified as held for trading as reflection of their underlying nature. Changes in the fair value of these investments will flow through net income. No change to the Company's method of accounting for real estate or loans is anticipated.

Derivative instruments, previously off-balance sheet, will be recognized at their market value in the Consolidated Balance Sheet. Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. Changes in the fair value of derivatives will be recognized in net income except for derivatives designated as effective hedges.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net income. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other Comprehensive Income until the variability in cash flows being hedged is recognized in net income.

Life Insurance enterprises will no longer defer net realized gains on financial instruments (bonds, stocks, and mortgages), nor will they be allowed to carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses. Deferred net realized gains on bonds, stocks, and mortgages, carried on the balance sheet at December 31, 2006, will be transferred to surplus on transition to the new rules. At December 31, 2006, deferred net realized gains totaled $2,821 million or $2,628 million excluding real estate. Included in this total is $118 million of losses realized on bonds, stocks and mortgages that supported shareholders capital and surplus.

The new accounting guidance is expected to contribute to volatility within certain income statement line items, particularly for investment income and actuarial provisions. However, based on the Company's review to this point, it does not expect that the new guidance will result in a material impact on net income, other than as a result of the inability to continue to amortize the balance of net deferred realized unamortized gains on assets supporting shareholders capital and surplus that will exist at the time of transition to the new accounting rules. For the year ended December 31, 2006, the amortization of net realized and unrealized gains was $619 million in total. For investments backing actuarial liabilities, the loss of amortization in connection with these assets is expected to be largely offset by corresponding changes in the actuarial liabilities which will also flow through net income. Included in the $619 million is $92 million of amortization in connection with bonds, stocks and mortgages associated with shareholders capital and surplus which will not be offset by changes to actuarial liabilities.

On October 18, 2006, the CICA issued an exposure draft amending the transitional provisions relating to the new guidance on hedges. The Company will complete its determination of the transition adjustment for hedges once the new transitional guidance is finalized.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West Life, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, critical illness, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation products and annuity products for both group and individual clients in Canada.

Selected consolidated financial information - Canada

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 5,400**	$ 3,413	58%	**$ 16,243**	$ 13,358	22%
Fee and other income	**236**	198	19%	**895**	774	16%
Paid or credited to policyholders	**3,472**	1,705	104%	**8,231**	6,430	28%
Net income - common shareholders	**223**	171	30%	**893**	773	16%
Total assets				**$ 49,923**	$ 49,189	1%
Segregated funds net assets				**44,656**	38,854	15%
Total assets under administration				**$ 94,579**	$ 88,043	7%

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 3,375**	$ 1,582	**$ 8,149**	$ 6,135
Net investment income	**724**	707	**2,789**	2,779
Fee and other income	**236**	198	**895**	774
Total income	**4,335**	2,487	**11,833**	9,688
Benefits and expenses:				
Paid or credited to policyholders	**3,472**	1,705	**8,231**	6,430
Other	**548**	489	**2,204**	2,053
Amortization of finite life intangible assets	**3**	4	**14**	14
Net operating income before income taxes	**312**	289	**1,384**	1,191
Income taxes	**55**	79	**317**	284
Net income before non-controlling interests	**257**	210	**1,067**	907
Non-controlling interests	**24**	28	**132**	101
Net income - shareholders	**233**	182	**935**	806
Perpetual preferred share dividends	**10**	11	**42**	33
Net income - common shareholders	**$ 223**	$ 171	**$ 893**	$ 773

NET INCOME

Net income - common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 80**	$ 72	11%	**$ 335**	$ 294	14%
Individual Insurance & Investment Products	**149**	113	32%	**583**	514	13%
Corporate	**(6)**	(14)	-	**(25)**	(35)	-
	$ 223	$ 171	30%	**$ 893**	$ 773	16%

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 2,796**	$ 1,161	141%	**$ 6,398**	$ 4,608	39%
Individual Insurance & Investment Products	**2,604**	2,252	16%	**9,845**	8,750	13%
Total premiums and deposits	**$ 5,400**	$ 3,413	58%	**$ 16,243**	$ 13,358	22%
Summary by Type						
Risk-based products	**$ 3,375**	$ 1,582	113%	**$ 8,149**	$ 6,135	33%
ASO contracts	**546**	502	9%	**2,145**	1,955	10%
Segregated funds deposits						
Individual products	**739**	651	14%	**2,941**	2,586	14%
Group products	**740**	678	9%	**3,008**	2,682	12%
Total premiums and deposits	**$ 5,400**	$ 3,413	58%	**$ 16,243**	$ 13,358	22%

Sales	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 113**	$ 121	-7%	**$ 416**	$ 398	5%
Individual Insurance & Investment Products	**2,282**	1,686	35%	**7,904**	6,172	28%
Total sales	**$ 2,395**	$ 1,807	33%	**$ 8,320**	$ 6,570	27%

BUSINESS UNITS – CANADA

GROUP INSURANCE

BUSINESS PROFILE

In Canada, the Company offers effective benefit solutions for large and small employee groups. Through its Canada Life subsidiary, the Company is a recognized leader in the creditor insurance business with over $1.5 billion in annual direct premium.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The Company provides a full array of life, health and creditor insurance products that are distributed primarily through Group sales offices across the country.

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
• Employee benefits for more than 31,000 plan sponsors • 22.9% market share for employee/employer plans • Leading market share for creditor plans	**Life and Health** • Life • Disability • Critical illness • Accidental death & dismemberment • Dental plans • Expatriate coverage • Extended health care plans **Creditor** • Creditor life • Creditor disability • Creditor job loss • Creditor critical illness	• 112 account managers and sales staff located in 15 Group Offices • 104 Regional Employee Benefits Managers and Selectpac Specialists located in Resource Centres

COMPETITIVE CONDITIONS

There are three large group insurance carriers in Canada with significant market positions, led by the Company with a 22.9% market share. There are a number of other smaller companies operating nationally and several regional and niche companies including the Blue Cross organizations. The group insurance market is highly competitive. A strong market share position is essential to compete successfully in the Canadian group insurance market.

Within the small and mid-sized case markets, there are significant pricing pressures as employers seek to find ways to counter the inflationary costs of health care. A company with low cost operations, extensive distribution networks, strong service capability and cost-containment product offerings will have a competitive advantage in these markets.

In the larger case market, while low cost is a factor, service excellence and cost-containment product innovations are most important. In this market, a company that can effectively develop and implement innovative products and efficient administrative processes through the use of new technologies to meet emerging client requirements will differentiate itself and achieve competitive advantage.

2006 DEVELOPMENTS

- Net income to shareholders grew 14% to $335 million.
- Overall sales results grew by 5%, reflecting growth in all market segments except for large case insured.
- The Company recaptured 50% of amounts previously ceded in 2003 under a bulk reinsurance agreement on certain blocks of group life and long term disability insurance. The recaptured premium associated with this transaction is $1,560 million.

OPERATING RESULTS

Net income

In quarter

Net income attributable to common shareholders was $80 million, which represents an increase of 11% compared to the fourth quarter of 2005.

The results reflect improved group health morbidity experience on small and mid-size long term disability cases and improved mortality experience on lower than expected claims.

Twelve months

Net income attributable to common shareholders was $335 million, which represents an increase of 14% compared to $294 million in 2005.

The increase reflects improved group health morbidity experience on small and mid-size long term disability cases, improved mortality on lower than expected claims and higher interest gains mainly due to favourable investment experience and asset/liability matching.

Premiums and deposits and sales

Group Insurance - divisional summary							
		For the three months ended December 31			For the twelve months ended December 31		
Premiums and deposits							
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Small/mid-sized case		$ **471**	$ 454	4%	$ **1,865**	$ 1,817	3%
Large case	- insured	**414**	376	10%	**1,603**	1,553	3%
	- ASO	**546**	502	9%	**2,145**	1,955	10%
	- creditor/direct marketing	**33**	36	-8%	**129**	139	-7%
Sub-total		**1,464**	1,368	7%	**5,742**	5,464	5%
Premiums reinsured							
Small/mid-sized case		**(122)**	(112)		**(479)**	(463)	
Large case	- insured	**(106)**	(95)		**(425)**	(393)	
Sub-total		$ **1,236**	$ 1,161	6%	$ **4,838**	$ 4,608	5%
Premiums recaptured							
Small/mid-sized case		**924**	-		**924**	-	
Large case	- insured	**636**	-		**636**	-	
Net premiums		$ **2,796**	$ 1,161	141%	$ **6,398**	$ 4,608	39%

		For the three months ended December 31			For the twelve months ended December 31		
Sales							
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Small/mid-sized case		$ **62**	$ 57	9%	$ **196**	$ 183	7%
Large case	- insured	**17**	38	-55%	**66**	78	-15%
	- ASO	**19**	20	-5%	**108**	97	11%
	- creditor/direct marketing	**15**	6	150%	**46**	40	15%
Total sales		$ **113**	$ 121	-7%	$ **416**	$ 398	5%

In quarter

Total net premiums and deposits were $2,796 million, which is 141% higher than the fourth quarter of 2005. Excluding the impact of $1,560 million of premiums recaptured in 2006 under a bulk reinsurance agreement and $228 million of premiums ceded under a bulk reinsurance agreement ($207 million in 2005) premium and deposits increased 7% over the comparative period in 2005. Large case ASO premiums and deposits increased 9% resulting from strong sales in the first quarter of 2006. Creditor/direct marketing net premium decreased 8% mainly due to an increase in percentage of premium reinsured in 2006.

Overall sales results in the quarter were down 7% compared to 2005. Large case insured sales were lower mainly due to a large sale in the fourth quarter of 2005 as well as a higher average case size in 2005. Creditor direct/marketing sales were higher mainly due to a large sale in 2006.

Twelve months
Total net premiums and deposits were $6,398 million, which was 39% greater than 2005.

Excluding the impact of $1,560 million of premiums recaptured in 2006 under a bulk reinsurance agreement and $904 million of premiums ceded under a bulk reinsurance agreement ($856 million in 2005), premiums and deposits increased by 5% over the comparative period in 2005. ASO premiums and deposits increased 10% resulting from strong sales in 2006. Creditor/direct marketing net premiums decreased 7% mainly due to an increase in the percentage of premium reinsured in 2006.

Sales results improved 5% in 2006. The increase was due to improvements in the small/mid-sized and ASO markets and in particular in the ASO market mainly due to three large sales for $48 million in 2006 compared to three large sales for $41 million in 2005.

OUTLOOK – GROUP INSURANCE
Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

The Company is well positioned within the Canadian group insurance business with leading market shares in many case size, regional and benefit market segments. The Company believes that this market share position, together with its low cost position and extensive distribution capability will facilitate continued growth in revenue premium. Through the effective investment in technologies, the Company expects to achieve continued reductions in administration and claims adjudication costs, thereby enhancing its competitive position.

As the costs of employee benefits continues to gain the attention of plan sponsors, the Company is developing an array of enhanced products and services for plan members, plan sponsors and their advisors. These range from additional services being provided through the Internet, early intervention disability management programs, increased fraud detection and claims abuse capabilities, as well as wellness and illness prevention services such as Health Factors; work-life solutions which the Company introduced late 2006. The Company will continue to provide an extensive menu of products and services to meet the evolving needs of our various customer segments.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

BUSINESS PROFILE
Individual Insurance & Investment Products (IIIP) consists of four business lines: Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services (IRIS) and Group Retirement Services. Products are distributed through Freedom 55 Financial™ and Great-West Life financial security advisors, Canada Life distribution partners, including managing general agents (MGAs) and their associated brokers and independent brokers and intercorporate agreements with other financial institutions.

The Company utilizes diverse, complementary distribution channels and enjoys leading market shares in Canada in all individual product lines.

The individual lines of business access the various distribution channels through distinct product labels offered by Great-West Life, London Life and Canada Life. Unique products and services meet the needs of each distribution channel, allowing the Company to maximize opportunities while minimizing channel conflict.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The Company provides a full array of protection and savings products that are distributed through multiple sales channels. Products are marketed under the Great-West Life, London Life and Canada Life labels.

The Company offers 65 Freedom Funds™ to individual Freedom 55 Financial™ clients, 56 Generations™/ Generations I Funds to individual Canada Life clients and 58 segregated funds to individual Great-West Life clients.

Quadrus Investment Services (Quadrus) offers 39 mutual funds under the Quadrus Group of Funds™ brand and over 3,200 third party mutual funds. Mackenzie Financial Corporation, a member of the Power Financial Corporation group of companies, manages the Quadrus Group of Funds.

MARKET POSITION	PRODUCTS AND SERVICES		DISTRIBUTION
	Individual Insurance	Retirement & Investment Services	
• 25% market share of individual life insurance in-force premium • 31% market share of individual living benefits in-force premium • 31% market share of individual segregated funds • 22% market share of group capital accumulation plans	**Individual Life Insurance** • Term life • Universal life • Participating life **Living Benefits** • Disability • Critical illness	**Products** • Segregated and mutual funds • Retirement savings plans • Non-registered savings programs • Deferred profit sharing plans • Defined contribution pension plans • Payout annuities • Deferred annuities • Investment management services only plans • Retirement income funds • Life income funds **Administrative Services** • Employee stock purchase and options plans • Incentive plans	• 1,810 Great-West Life financial security advisors • 3,051 Freedom 55 Financial™ financial security advisors • 2,335 Investors Group consultants • 6,932 independent advisors associated with 57 managing general agents • 1,395 independent advisors associated with 15 national accounts • 2,492 independent brokers and benefit consultants • 603 independent, contracted advisors

COMPETITIVE CONDITIONS

The individual insurance, savings, and investments marketplace is highly competitive. The Company's competitors include mutual fund companies, insurance companies, banks, investment advisors, as well as other service and professional organizations. Competition focuses on service, technology, cost and variety of investment options, investment performance, product features, price, and financial strength, as indicated by ratings issued by nationally recognized agencies.

2006 DEVELOPMENTS

- Building on strong momentum in 2005, universal life sales in 2006 grew 72% over the previous year.
- Group Retirement Services sales, including capital accumulation, investment only and payout plans, increased 63% over 2005.
- Sales of proprietary retail investment funds, including segregated funds and Quadrus Group of Funds, increased by 18% which contributed to asset growth of 18%.
- In the second quarter of 2006, the Company recaptured 20% of the Individual life insurance business ceded under a bulk reinsurance treaty in 2003.

OPERATING RESULTS

Net income

Net income - common shareholders	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Individual Life	$ 50	$ 79	-37%	$ 234	$ 220	6%
Living Benefits	24	20	20%	76	66	15%
Individual Retirement & Investment Services	51	8	-	179	141	27%
Group Retirement Services	24	6	-	94	87	8%
	$ 149	$ 113	32%	$ 583	$ 514	13%

In quarter
Net income attributable to common shareholders for the three months ended December 31, 2006 was $149 million compared to $113 million in the fourth quarter of 2005, an increase of $36 million or 32%.

Individual Life net income was $50 million compared to $79 million in 2005. Previous year's results included a significant reserve contribution to earnings as a result of favourable asset/liability matching.

Living Benefits net income was $24 million compared to $20 million in 2005. The favourable 2006 results reflect significant improvement in morbidity experience, greater investment gains and favourable actuarial basis change.

IRIS net income was $51 million compared to $8 million in 2005. This large increase is primarily attributable to significant strengthening of actuarial reserves in 2005. Also, 2006 earnings benefited from increased expense gains from strong asset growth and favourable investment gains.

Group Retirement Services net income was $24 million compared to $6 million in 2005. This was as a result of significant strengthening of actuarial reserves in 2005. In addition, 2006 mortality experience is much improved over 2005.

Net income attributable to participating account was $20 million, $4 million less than in the fourth quarter of 2005.

Twelve months
Net income attributable to common shareholders was $583 million compared to $514 million in 2005, an increase of $69 million or 13%.

Individual Life net income was $234 million compared to $220 million in 2005. The increase is due to a greater contribution from reserves partially offset by additional new business strain due to an increase in universal life sales of 72%.

Living Benefits net income was $76 million compared to $66 million in 2005. The increase reflects much improved investment and morbidity experience partially offset by lower expense gains.

IRIS net income was $179 million compared to $141 million in 2005. Earnings in 2005 were decreased by significant actuarial reserve strengthening. Results in 2006 reflect favourable investment gains and improved expense gains from continued strong growth of our segregated fund and mutual fund products.

Group Retirement Services net income was $94 million compared to $87 million in 2005. Earnings in 2005 were decreased by actuarial reserve strengthening. As well, 2006 results reflect improved expense gains from higher segregated fund assets partially offset by higher strain from an increase in annuity sales of 168% and lower investment gains.

Net income attributable to participating account of $114 million increased $31 million year over year.

Premiums and deposits and sales

Individual Insurance & Investment Products - *divisional* summary

Premiums and deposits		For the three months ended December 31			For the twelve months ended December 31		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Life Insurance	- Participating	**$ 490**	$ 474	3%	**$ 1,848**	$ 1,791	3%
	- Non-participating	**151**	128	18%	**550**	484	14%
Living Benefits		**63**	59	7%	**243**	231	5%
Individual Retirement & Investment Services							
Risk-based products		**98**	95	3%	**365**	366	-
Segregated funds		**739**	651	14%	**2,941**	2,586	14%
Group Retirement Services							
Risk-based products		**323**	167	93%	**890**	610	46%
Segregated funds		**740**	678	9%	**3,008**	2,682	12%
Total premiums and deposits		**$ 2,604**	$ 2,252	16%	**$ 9,845**	$ 8,750	13%

Sales		For the three months ended December 31			For the twelve months ended December 31		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Life Insurance	- Participating	**$ 31**	$ 23	35%	**$ 87**	$ 80	9%
	- Non-participating	**38**	29	31%	**128**	92	39%
Living Benefits		**12**	11	9%	**43**	45	-4%
Individual Retirement & Investment Services							
Risk-based products		**211**	208	1%	**762**	788	-3%
Segregated funds		**935**	795	18%	**3,506**	3,067	14%
Securities (1)		**337**	202	67%	**1,146**	731	57%
Group Retirement Services							
Risk-based products		**233**	78	199%	**561**	228	146%
Segregated funds		**290**	214	36%	**1,122**	735	53%
Securities (1)		**195**	126	55%	**549**	406	35%
Total sales		**$ 2,282**	$ 1,686	35%	**$ 7,904**	$ 6,172	28%

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL LIFE

In quarter

Premiums and deposits on individual life products increased $39 million from the fourth quarter of 2005 to $641 million, highlighted by 18% growth in non-participating revenue premium. These results reflect both continued strong persistency and sales momentum, particularly in our universal life product line.

Individual life insurance sales were $69 million during the fourth quarter of 2006 and $17 million or 33% higher than the fourth quarter of 2005. Universal life product sales increased 52% and Term sales were 8% higher than the fourth quarter of 2005. Participating products were 35% higher than last year at $31 million, due to strong large case sales.

Twelve months
Premiums and deposits on individual life products increased $123 million for the year to $2,398 million, highlighted by 14% growth in non-participating revenue premium. These results reflect the Company's continued benefit from strong persistency results.

Individual life insurance sales were $215 million in 2006, $43 million or 25% higher than in 2005. This was largely due to a 72% increase in universal life product sales. Term sales were 7% higher than 2005 in a very price competitive market while participating products sales increased by 9% from 2005.

LIVING BENEFITS

In quarter
Total living benefits premiums were $63 million, 7% higher than the fourth quarter of 2005, evidencing strong persistency of disability and critical illness premiums.

Total living benefits sales were $12 million, 9% higher than in the fourth quarter of 2005. Sales of critical illness insurance products were $5 million, 20% higher than the fourth quarter of 2005. Sales of disability insurance products were $7 million, equivalent to the fourth quarter of 2005.

Twelve months
Total living benefits premiums were $243 million, 5% higher than during the comparable period in 2005, with growth in both disability and critical illness premiums.

Total living benefits sales were $43 million, 4% lower than during the comparable period in 2005. Sales of critical illness products were $18 million, 10% lower than 2005. Premium rates were increased in response to reinsurer rate increases in the Canadian critical illness insurance market in the fourth quarter of 2004 for both the Great-West Life and Canada Life brands. Significant volumes of the previous series of less expensive critical illness products continued to be placed in the first half of 2005. Sales of disability insurance products were $25 million, equivalent to 2005.

Assets under administration

Assets under administration

	December 31	
	2006	2005
Business/Product		
Individual Retirement & Investment Services		
Risk-based products	$ 5,903	$ 6,041
Segregated funds	21,110	18,175
Group Retirement Services		
Risk-based products	5,964	5,846
Segregated funds	23,546	20,679
Total assets under administration	$ 56,523	$ 50,741
Other plan assets (1)		
Business/Product		
Individual Retirement & Investment Services	$ 5,178	$ 3,310
Group Retirement Services	$ 6,864	$ 7,001
Total assets under administration and other plan assets		
Individual Retirement & Investment Services (1)	$ 32,191	$ 27,526
Group Retirement Services (1)	$ 36,374	$ 33,526

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL RETIREMENT & INVESTMENT SERVICES (IRIS)

In quarter

IRIS experienced a strong quarter highlighted by an 18% increase in segregated fund sales over 2005 due to a surge in Canadian equity markets and Canada Life product enhancements. Each of Great-West Life, London Life and Canada Life experienced double-digit sales growth, with Canada Life leading the way at 20%. Segregated fund assets increased by 8% in quarter to $21.1 billion at December 31, 2006, due mainly to a strong increase in Canadian equity markets, evidenced by a 9.75% increase in the S&P TSX Composite Index in the quarter.

Premiums and sales from risk-based products were up slightly from the fourth quarter of 2005, with good results for Great-West Life and London Life, tempered somewhat by declines in Canada Life due mainly to lower payout annuity sales.

Sales of mutual funds through Quadrus increased 67% over the fourth quarter of 2005. Mutual fund assets grew to approximately $5.2 billion at December 31, 2006, with $1.9 billion of that in the Quadrus Group of Funds.

Twelve months

Strong IRIS results were evidenced by 14% increase in segregated fund sales over 2005. This increase reflects a continuing strong Canadian investment market, product enhancements at Canada Life and expanded distribution access through brokers and MGAs. Segregated funds assets increased by 16% or $2.9 billion over December 31, 2005; 11% due to market growth and 5% due to net cash flows.

The asset allocation approach and long-term investment strategy employed by the Company's investment product line promotes asset retention. This, coupled with increases in sales over 2005 from all distribution channels, resulted in strong net cash flow and segregated fund asset growth in 2006 consistent with the growth rate for the mutual fund industry.

Premiums and sales of risk-based products decreased slightly over 2005 reflecting the focus on equity investing due to the strong equity markets.

Mutual fund assets serviced by Quadrus-licensed investment representatives increased by 56% since December 31, 2005, while sales of mutual funds through Quadrus increased 57%. Since late 2005, Quadrus has acquired books of mutual funds business comprising $920 million of assets and over 125 representatives which has contributed to the growth in third party mutual fund assets under administration.

GROUP RETIREMENT SERVICES

In quarter

Sales in the fourth quarter were up 72% from 2005 including growth in capital accumulation plan sales of 137% and group payout annuities sales of 230%. Positive momentum from completion of the conversion of Canada Life based assets to the London Life platform and product enhancements has contributed to these strong results. Total assets, including segregated funds, risk-based assets and securities offered through GRS Securities Inc. and Laketon Investment Management, increased by $2.1 billion in the fourth quarter to $36.4 billion at December 31, 2006.

Twelve months

Group Retirement Services had a strong year in 2006. With the completion of conversion activity in 2004 and 2005, Group Retirement Services achieved a 63% increase in total sales over 2005, including core capital accumulation plan business sales growth of 129%. Total group retirement assets grew by over 8% since December 31, 2005 despite a decline in other plan assets due to the loss of a $770 million contract. The loss of this low margin, record keeping services only contract has allowed resources to be directed to increasing our more profitable businesses. The Company has a strategy in place to improve the profitability on the remaining block of other plan assets over the next few years.

OUTLOOK - INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

In 2006, the IIIP division outpaced the industry on several fronts. The organization's multiple brands and distribution channels provide important diversification that is unique within the industry. We will continue to leverage these strengths.

Product and marketing innovations boosted sales activity and position the organization for a solid 2007.

IIIP businesses continue to be market leaders, offering competitive products and innovative sales tools along with expert advice delivered through the multiple distribution channels and organizations. We expect recent product enhancements - such as updates to universal life insurance, the introduction of lifecycle segregated funds and enhancements to disability insurance and critical illness insurance - to deliver strong sales results again in 2007.

The organization's mutual fund dealer, Quadrus, continued to grow much faster than the market and key competitors. Quadrus expects this accelerated growth to continue, fueled by further acquisitions of blocks of mutual fund business which, during the last twelve months, significantly increased assets under administration and distribution capacity.

Also introduced in 2006, Quadrus's charitable giving program offers an innovative solution for donors wanting a private foundation experience without the administrative complexity. Early results bode well for strong sales in 2007.

Expansion of sales through increasing the number and productivity of advisors is an important area of focus. IIIP distribution organizations will continue to invest in recruiting, training and advisor support strategies to achieve this growth. Advisors highly value the organization's national network of product and marketing specialists. In the coming year, the IIIP division will enhance its range of sales and marketing support for advisors, assisting them in increasing their sales productivity.

After the strong sales performance in 2006, the Group Retirement Services division has momentum heading into the new year. Sales results in 2007 are expected to be buoyed by recent product and service innovations. The division will continue to develop relationships with consultants.

The organization will increase its agility and capacity through continued technology investments. This will help bring products to market quickly, and will assist in serving clients and advisors efficiently, based on their needs and preferences.

The IIIP division remains well positioned to meet the needs of clients and advisors.

CORPORATE

Canada Corporate consists of items not associated with the Canadian business units, including income on surplus assets, financing costs, expenses and income taxes.

Net Income

In quarter
Net charge in the quarter was $6 million compared to a charge of $14 million in 2005. The increase in earnings reflects higher tax benefits and real estate fee income recorded in 2006, partly offset by lower investment income net of financing costs.

Twelve months
Net charge for twelve months was $25 million compared to a charge of $35 million in 2005. The increase in earnings reflects higher tax benefits recorded in 2006 as a result of changes in federal and provincial tax rates. It also reflects higher investment income net of financing costs. Partly offsetting the increase is the impact of the release of a redundant real estate investment provision in 2005.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average year-to-date rate.

The Company, from time to time, mitigates the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts is reflected in the net effective rates. In 2006, the Company had no forward foreign currency contracts in place.

The currency translation impact discussed in the United States section of this report is based on the application to the 2006 results of the 2005 translation rates including, where appropriate, the impact of forward foreign exchange contracts in place in 2005.

Currency translation impact is a non-GAAP financial measure which attempts to remove the impact of changed currency translation rates on GAAP results. *Refer to Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this report.*

BUSINESS PROFILE

HEALTHCARE

GWL&A is a national employee benefits provider with expertise in self-funding and innovative health care management solutions focused on small to medium size employers. GWL&A provides employers in the United States with a comprehensive portfolio of employee benefit products and services, including health plans, flexible spending account administration, dental and vision plans, life insurance benefits, and short and long-term disability coverage. Products offered include traditional and managed care plan designs, consumer-driven health plans and tiered benefit options. The Company's products include state-of-the-art cost and care management programs, as well as comprehensive networks that help ensure quality health care.

While the Company continues to reduce its focus on its Health Maintenance Organization ("HMO") products in most markets, Great-West Healthcare Consumer Advantage[sm], a consumer-driven Preferred Provider Organization ("PPO") product, has continued its success. This first-to-market consumer-driven PPO provides employers with a more affordable option than a traditional plan design and engages employees in health care decisions.

Because the majority of the Company's health plans are self-funded, Great-West Healthcare's medical management program, Medical Outreach, is a standard offering with each health plan. Medical Outreach identifies ways to keep health plan members as healthy as possible, which results in claims cost savings. The Company's disease management programs service, identify, and enroll members with asthma, cancer, diabetes, emphysema, heart disease, end stage renal disease, chronic pain and premature births. The Company also offers a comprehensive wellness program to help health plan members maintain good health. These programs benefit employers and members by reducing hospitalization costs and employee absences, and by increasing productivity. Great-West Healthcare contracts with Matria Healthcare, the nation's leading provider of health intelligence solutions for many of these programs. Matria assists with data analysis, risk assessment and predictive modeling for client groups and provides an interactive health and wellness web site for members. In addition, the Company provides a nurse hotline and online educational and decision-making tools to help members manage their health care and make medically and financially sound treatment choices.

Products and services are distributed through field sales staff located in regional sales offices across the United States and through arrangements with brokers and third-party administrators (TPAs).

FINANCIAL SERVICES

GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans and defined benefit plans for certain market segments. Solid partnerships with government plan sponsors helped the Company maintain its position as the largest provider of services to state defined contribution plans, with 15 of 50 state clients as well as the government of Guam. It also provides annuity and life insurance products for individuals, families and corporate executives. Through its FASCore subsidiary, it offers private-label recordkeeping and administrative services for other providers of defined contribution plans.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The Company provides a focused product offering that is distributed through a variety of channels.

HEALTHCARE

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
• 2,203,893 medical members • Provides health, life and disability insurance products for almost 5,200 employers	• Self funded medical plans • Medical stop-loss: aggregate and specific • Consumer driven health models: health reimbursement accounts (HRA), health savings accounts (HSA), tiered PPO • HMO, PPO, POS • Pharmacy • Flexible Spending Accounts (FSA) • Ancillary products - Long and short term disability insurance - Life and ADD insurance - Dental and vision coverage	• 401 sales and service staff • 16 regional offices • Joint ventures with and acquisitions of third-party administrators (TPAs)

FINANCIAL SERVICES

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
• Fourth largest defined contribution record-keepers in the country, providing services for 3,413,562 participants • Significant market share in state and government deferred compensation plans	**Retirement Services** • Enrollment services, communication materials, investment options and education services to employer-sponsored contribution plans • Comprehensive administrative and recordkeeping services for financial institutions and employer-sponsored defined contribution plans. **Individual Markets** • Business-owned life insurance (BOLI) products and customer services targeting the general corporate and financial institution benefit plan markets • Simple and transactional individual term insurance products for institutional markets	• 400 pension consultants, representatives and service personnel serving the retirement services market • 401(k) plans also are distributed through the U.S. Bank channel • FASCore provides recordkeeping and administrative services through institutional partners • Marketing agreements are used with financial institutions to distribute individual life insurance • Clark Consulting distributes business-owned life insurance products (BOLI) • Charles Schwab & Co. Inc. distributes individual life insurance and annuities

COMPETITIVE CONDITIONS

Healthcare

The employee benefits industry is highly competitive. The marketplace creates pricing pressures that often encourage employers to seek competitive bids. Although most employers are looking for affordably priced employee benefits products, they also want to offer comprehensive coverage for their employees, while at the same time, reducing overall health care costs. In many cases it is more cost-effective and efficient for an employer to contract with a carrier such as GWL&A that offers multiple product lines and centralized administration. In addition to price, there are a number of other factors that influence employer decision-making. These factors include: size, cost effectiveness and quality of provider networks; quality of member and client services; cost-containment services; flexible product designs; and, in some cases name recognition.

Financial Services

The life insurance, savings, and investments marketplace is competitive. The Company's competitors include mutual fund companies, insurance companies, banks, investment advisors, and certain service and professional organizations. No one competitor or small number of competitors is dominant. Competition focuses on service, technology, cost, variety of investment options, investment performance, product features, price, and financial strength as indicated by ratings issued by nationally recognized agencies.

2006 DEVELOPMENTS

- In the Financial Services Division, the Company closed on two separate agreements to acquire certain 401(k) business. The first agreement, which closed on October 2, 2006, was a 100% reinsurance agreement to acquire several parts of the full service-bundled, small and midsized 401(k) as well as some defined benefit plan business from Metropolitan Life Insurance Company and its affiliates ("Met Life"). The second agreement, which closed on December 29, 2006, acquired the bundled, full-service defined contribution business from U.S. Bancorp ("U.S. Bank"). The acquisitions included the associated dedicated distribution groups, including wholesalers, relationship managers, and sales and client service specialists. The combination of the two agreements resulted in the addition of nearly 4,300 plans and 440,000 participants with participant account values of over US$16.7 billion. In addition, GWL&A and U.S. Bank will establish a preferred provider relationship to support ongoing 401(k) needs of U.S. Bank customers.
- On November 30, 2006, in the Healthcare Division, the Company completed an acquisition with Key Family of Companies in Indiana to acquire all of the outstanding shares of Indiana Health Network, Inc. (IHN), an Indiana-based hospital and physician network. The transaction added over 70,000 members to GWL&A's Healthcare Division.
- Healthcare membership continued an upward trend, due to growth in specialty markets.
- Effective July 1, 2006, Financial Services recaptured the business ceded under a bulk reinsurance treaty in 2003. As a result of the recapture, the Company increased its policy liabilities by US$497 million, and reduced its funds held under reinsurance contracts by the same amount. The Company recorded a US$497 million increase to both premiums and deposits and amounts paid or credited to policyholders.
- Overall, net income for the year, in US dollars, is 2% lower than 2005, with Financial Services up 6% and Healthcare down 10%. During the quarter, in US dollars, net income is 8% lower than in 2005, with Financial Services up 6% and Healthcare down 13%.

AGREEMENT TO PURCHASE PUTNAM INVESTMENTS TRUST

On February 1, 2007, Lifeco entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investment Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $410 million (US$350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit which Lifeco intends to securitize for approximately $644 million (US$550 million). In aggregate these transactions represent a value of approximately $4.6 billion (US$3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization.

This transaction will allow Lifeco to achieve a major presence in the mutual fund and institutional asset management industry in the United States. The acquisition also includes operations in Europe and Asia. Putnam had $225 billion (US$192 billion) in assets under administration at December 31, 2006 – $138 billion (US$118 billion) in retail assets for U.S. mutual fund investors, $46 billion (US$39 billion) for North American institutional accounts and $41 billion (US$35 billion) of institutional and retail assets in Europe and Japan.

The transaction is expected to close in the second quarter of 2007, subject to regulatory approval and certain other conditions.

Selected consolidated financial information - United States

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 2,823**	$ 2,437	16%	**$ 11,286**	$ 10,915	3%
Fee and other income	**312**	294	6%	**1,182**	1,169	1%
Paid or credited to policyholders	**894**	555	61%	**3,995**	3,362	19%
Net income - common shareholders	**128**	161	-20%	**511**	606	-16%
Total assets				**$ 29,330**	$ 27,334	7%
Segregated funds net assets (1)				**18,858**	17,008	11%
Total assets under administration				**$ 48,188**	$ 44,342	9%

1) The Company's United States segregated funds include investment options that purchase guaranteed annuity contracts issued by the Company. As of December 31, 2006, such investments had been made in guaranteed interest annuity contracts in the amount of $76 million compared to $440 million for the same period in 2005. As the general account investments are also included in the segregated fund account balances, the Company has reduced the segregated fund account balances by $418 million as of December 31, 2006 compared to $373 million for the same period in 2005 to avoid overstatement of customer account values under management.

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 722**	$ 440	**$ 3,352**	$ 2,769
Net investment income	**382**	344	**1,393**	1,467
Fee and other income	**312**	294	**1,182**	1,169
Total income	**1,416**	1,078	**5,927**	5,405
Benefits and expenses:				
Paid or credited to policyholders	**894**	555	**3,995**	3,362
Other	**336**	291	**1,198**	1,191
Net operating income before income taxes	**186**	232	**734**	852
Income taxes	**53**	75	**210**	245
Net income before non-controlling interests	**133**	157	**524**	607
Non-controlling interests	**5**	(4)	**13**	1
Net income - common shareholders	**$ 128**	$ 161	**$ 511**	$ 606

NET INCOME

Net income - common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 47**	$ 62	-24%	**$ 177**	$ 232	-24%
Financial Services	**80**	88	-9%	**322**	356	-10%
Corporate	**1**	11	-91%	**12**	18	-33%
	$ 128	$ 161	-20%	**$ 511**	$ 606	-16%
In millions US $	**$ 113**	$ 123	-8%	**$ 452**	$ 459	-2%

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 1,583**	$ 1,532	3%	**$ 6,397**	$ 6,410	-
Financial Services	**1,240**	905	37%	**4,889**	4,505	9%
Total premiums and deposits	**$ 2,823**	$ 2,437	16%	**$ 11,286**	$ 10,915	3%
Summary by Type						
Risk-based products	**$ 722**	$ 440	64%	**$ 3,352**	$ 2,769	21%
Self-funded premium equivalents (ASO contracts)	**1,303**	1,348	-3%	**5,241**	5,580	-6%
Segregated funds deposits						
Individual products	**139**	59	136%	**461**	208	122%
Group products	**659**	590	12%	**2,232**	2,358	-5%
Total premiums and deposits	**$ 2,823**	$ 2,437	16%	**$ 11,286**	$ 10,915	3%
Total premiums and deposits US $	**$ 2,499**	$ 2,072	20%	**$ 9,988**	$ 9,021	11%

Sales	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 120**	$ 124	-3%	**$ 770**	$ 968	-20%
Financial Services	**492**	317	55%	**1,878**	1,506	25%
Total sales	**$ 612**	$ 441	39%	**$ 2,648**	$ 2,474	7%
Total sales US $	**$ 542**	$ 378	43%	**$ 2,343**	$ 2,045	15%

BUSINESS UNITS – UNITED STATES

HEALTHCARE

Net income

In quarter

In quarter earnings in the Healthcare business unit totaled US$42 million, which is a 13% decrease compared to the same period in 2005. A deterioration in the aggregate stop loss claims experience in all U.S. market segments was partially offset by increased investment gains, administrative fees on higher membership and Pharmacy Benefit Management revenue. Unfavorable currency translation impacted net income by $8 million in the quarter in comparison to 2005 rates.

Twelve months

Net income for the twelve months ended December 31, 2006 was US$157 million compared to US$175 million a year ago. The 10% decrease is the result of a deterioration in the aggregate stop loss claims experience in all segments, excluding specialty markets, and individual stop loss claims experience in all segments. These results were partially offset by increased investment gains, administrative fees on higher membership and Pharmacy Benefit Management revenue. Unfavorable currency translation impacted net income by $33 million for the twelve months ended December 31, 2006 in comparison to 2005 rates.

Premiums and deposits and sales

Healthcare - divisional summary

Premiums and deposits		For the three months ended December 31			For the twelve months ended December 31		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Group life and health	- guaranteed	**$ 280**	$ 184	52%	**$ 1,156**	$ 830	39%
	- ASO	**1,303**	1,348	-3%	**5,241**	5,580	-6%
Total premiums and deposits		**$ 1,583**	$ 1,532	3%	**$ 6,397**	$ 6,410	-
Total premiums and deposits US $		**$ 1,401**	$ 1,300	8%	**$ 5,661**	$ 5,298	7%

Sales	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group life and health	**$ 120**	$ 124	-3%	**$ 770**	$ 968	-20%
Total sales US $	**$ 106**	$ 108	-2%	**$ 681**	$ 800	-15%

Healthcare - members (in thousands)

	Change for the three months ended December 31		Total at December 31		
	2006	2005	**2006**	2005	% Change
Select and mid-market	**3**	7	**1,218**	1,292	-6%
National and Specialty Market	**99**	53	**986**	733	35%
Total	**102**	60	**2,204**	2,025	9%

In quarter

Reported net premiums and deposits increased by 3% compared to the fourth quarter of the previous year. Healthcare premiums and deposits for the fourth quarter of 2006 increased 8% to US$1,401 million due primarily to the termination of a stop loss reinsurance agreement effective January 1, 2006. As a result of the termination, ceded premium decreased US$64 million compared to the fourth quarter of 2005.

Excluding the impact of reinsurance activity, premium income in 2005 totaled US$1,364 million, compared to US$1,401 million in 2006.

Sales decreased 2% to US$106 million for the three months ended December 31, 2006 over the same period last year. The decline is primarily in the select market, partially offset by larger average cases sold in the mid-market.

Membership increased 102,000 members in the fourth quarter of 2006 compared to the same period in 2005, primarily in the specialty market segment. The increase is largely attributable to 70,000 members from the November acquisition of Indiana Health Network, Inc. (IHN), an Indiana-based hospital and physician network.

Twelve months

Reported net premiums and deposits were flat compared to the previous year. Premiums and deposits increased by 7% to US$5,661 million due in part to renewal price increases and increased membership in the select and specialty markets. The termination of a stop loss reinsurance agreement effective January 1, 2006 resulted in a decrease in ceded premium of US$254 million compared to the twelve months ended December 31, 2005.

Excluding the impact of reinsurance activity, premium revenue in 2005 totaled US$5,552 million, compared to US$5,661 million in 2006.

Sales decreased 15% to US$681 million for the twelve months ended December 31, 2006 over the same period last year. This decrease is primarily attributable to the national and mid-markets partially offset by an increase in the select and specialty markets. The competitive environment contributed to the decline in sales.

Membership increased 9% from 2.025 million members at December 31, 2005 to 2.204 million members at December 31, 2006. Increases in the specialty market segment have offset decreases in all other markets due to lower sales. This membership includes 70,000 members from the November acquisition of IHN.

OUTLOOK – HEALTHCARE

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

The Company continues to focus on programs that benefit members and deliver savings to employers. By expanding the Company's second-tier network program, whereby members are offered discounts on services from thousands of additional providers outside the Company's proprietary network, members and employers enjoy additional claim savings. Network expansion contributes to the Company's competitive positioning as it continues to provide claims savings to employers as well as more provider options for the employees of multi-state employers.

During 2006, the Company continued to improve its position as a leader in consumer-driven health care through growth in its portfolio of consumer-driven health plans: Great-West Healthcare Consumer Advantage and the HRA and HSA plans.

Efforts surrounding provider re-contracting and additional disease management programs will continue to enhance the Company's medical cost and market positions. These efforts are a key element in controlling health care costs for clients and members.

In 2006, the specialty markets segment, which focuses on third-party administrators, insurance carriers, and other specialized distribution channels, was expanded. The acquisition of Mediversal, Inc., a healthcare services company that administers claims for employers with self-funded group health and workers' compensation plans, was completed in September 2005. In 2006, IHN was acquired to strengthen the Company's network in Indiana. The continued expansion of additional TPA and network relationships is a focus for 2007, as well as the implementation of new product offerings such as pharmacy benefit management through our TPA channels.

The Company's core administrative systems will continue to be a focus in 2007 as efforts are underway to implement a new system that would result in the consolidation of many existing core administrative systems.

Enhancing brand awareness also continues with the theme of the Company's advertising campaign, "New Ideas From the Frontier of Health Care", which communicates the strategy for delivering innovative, affordable benefits plans to businesses. The Company continues to promote its strengths in self-funding, creative solutions, and medical management expertise.

FINANCIAL SERVICES

Net income

In quarter
In quarter earnings were $80 million, a decrease of $8 million or 9% compared to the same period in 2005. The decrease is primarily attributable to the currency translation rates. In US dollars, earnings increased 6% compared to the same period in 2005. The increase was due primarily to a combination of improved investment income and higher fee income in 2006 associated with the 23% growth in participants in Retirement Services.

Twelve months
The decrease in earnings of 10% for the twelve months ended December 31, 2006, compared to a year ago, is driven primarily by the change in currency translation rates. In US dollars, earnings for the year ended December 31, 2006 increased 6% due to the aforementioned increases from fee and investment income.

Premiums and deposits and sales

Financial Services - divisional summary

Premiums and deposits	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Individual Markets	**$ 321**	$ 227	41%	**$ 1,184**	$ 848	40%
Retirement Services	**919**	678	36%	**3,143**	3,657	-14%
Sub-total	**1,240**	905	37%	**4,327**	4,505	-4%
Premiums recaptured	-	-	-	**562**	-	-
Total premiums and deposits	**$ 1,240**	$ 905	37%	**$ 4,889**	$ 4,505	9%
Individual Markets	**$ 321**	$ 227	41%	**$ 1,184**	$ 848	40%
Retirement Services	**919**	678	36%	**3,705**	3,657	1%
Total premiums and deposits	**$ 1,240**	$ 905	37%	**$ 4,889**	$ 4,505	9%
Total premiums and deposits US $	**$ 1,098**	$ 772	42%	**$ 4,327**	$ 3,723	16%

Sales	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Individual Markets	**$ 208**	$ 67	210%	**$ 641**	$ 232	176%
Retirement Services	**284**	250	14%	**1,237**	1,274	-3%
Total sales	**$ 492**	$ 317	55%	**$ 1,878**	$ 1,506	25%
Total sales US $	**$ 436**	$ 270	61%	**$ 1,662**	$ 1,245	33%

Financial Services - participant accounts (in thousands)

	Change for the three months ended December 31		Total at December 31		
	2006	2005	2006	2005	% Change
Individual Markets	(5)	(2)	441	454	-3%
Public/Non-Profit	(19)	70	1,598	1,578	1%
FASCore	(5)	10	903	716	26%
401(k)	439	(10)	913	473	93%
Retirement Services	415	70	3,414	2,767	23%
Total	410	68	3,855	3,221	20%

In quarter

Premiums and deposits for the fourth quarter of 2006 were $1,240 million, an increase of $335 million or 37% compared to the same period in 2005. Premiums and deposits in Individual Markets increased 41% in the fourth quarter of 2006 primarily due to strong sales of the BOLI product. The in quarter increase in Retirement Services premiums and deposits of 36% is from the additional ongoing premiums associated with the Met Life block of business, and from transfers from the retail investment options to general account and segregated fund investment options.

Sales for the fourth quarter of 2006 increased US$166 million or 61% compared to 2005. The increase is primarily in Individual Markets, due to higher sales of the BOLI product in 2006, which is due to an increase in longer term interest rates and enhanced investment options.

Twelve months

Premiums and deposits for the twelve months ended December 31, 2006 increased $384 million or 9% over the prior year. During the third quarter of 2006, premiums and deposits included $562 million (US$497 million) due to the recapture of a reinsurance agreement. In US dollars, excluding the impact of the recapture of the reinsurance agreement, premiums and deposits increased 3% compared to the same period in 2005. The increase is attributable to sales of the BOLI product.

Sales for the twelve months ended December 31, 2006 in US dollars reported an increase of 33% which was due to Individual Markets sales of BOLI increasing significantly in 2006.

Retirement Services participant accounts increased 23% compared to December 31, 2005 due to the Met Life and U.S. Bank acquisitions discussed above and from growth in the recordkeeping only business.

Financial Services - Retirement Services customer account values

	Change for the three months ended December 31		Total at December 31		
	2006	2005	**2006**	2005	% Change
General account - fixed options					
Public/Non-profit	**$ 101**	$ -	**$ 4,115**	$ 4,378	-6%
401(k)	**1,730**	(1)	**2,990**	1,280	134%
	$ 1,831	$ (1)	**$ 7,105**	$ 5,658	26%
Segregated funds - variable options					
Public/Non-profit	**$ 605**	$ 60	**$ 7,024**	$ 6,576	7%
401(k)	**788**	134	**7,445**	6,612	13%
	$ 1,393	$ 194	**$ 14,469**	$ 13,188	10%
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	**$ 3,802**	$ 3,876	**$ 48,556**	$ 42,661	14%
401(k)	**19,651**	324	**26,927**	7,220	273%
Institutional (FASCore)	**2,615**	855	**30,472**	22,081	38%
	$ 26,068	$ 5,055	**$ 105,955**	$ 71,962	47%

The increase in the account values reflected above is attributable to the acquisitions discussed previously and the improvement in the U.S. equities markets increasing the value of both the unaffiliated retail investment and administrative services only; and the variable segregated fund investment options.

OUTLOOK – FINANCIAL SERVICES

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

The Company recognizes that the financial services marketplace is very dynamic and continues to change. By continued reinvestment in our infrastructure through technology enhancements and through service and product offerings, the Company plans to continue to grow the business in 2007.

The past year has been a year of significant growth in the Retirement Services area. In the institutional marketplace, the Company was able to form new partnerships to provide administrative and record-keeping services to Federated Investors, Inc. and Franklin Templeton. Also in 2006, the Company completed the acquisition of two important blocks of 401(k) business from Met Life and U.S. Bank. Through a combination of sales and these acquisitions, the number of participants serviced by the Company reached a record 3,413,562, placing the Company firmly in the top four record-keepers in the United States.

Both of the acquisitions included the associated dedicated distribution groups, including wholesalers, relationship managers and client service specialists bringing the combined sales force to over 400 individuals who are fully dedicated to expanding the retirement block of business along with providing excellent customer service.

Also, in late 2005 and throughout 2006, AAG, the Company's registered investment advisory subsidiary, expanded Reality Investing, a program that extends AAG's participant level advice tool into a suite of investment advisory services. Reality Investing provides access to a range of advice services including professional account management at the participant level. In 2007, the Company will roll out these advisory services to existing and new customers within Retirement Services.

In 2006, Individual Markets sustained focus on its core strengths by significantly increasing sales of the BOLI products. The Company plans to expand upon its relationships with key BOLI sales consultants, along with capitalizing on opportunities in the small corporate market to cross sell executive benefits to the existing corporate retirement market customers through our internal distribution channel. The focus is to provide creative and flexible solutions to meet client needs for financing non-qualified executive retirement plans through the use of life insurance, and mutual funds. A key advantage will be a single platform for both non-qualified and qualified retirement plan support and service. The area continues to enhance its relationships with key consultants, develop new relationships, create new insurance products, and develop marketing materials to communicate the Company's strengths and expertise.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average year-to-date rate.

The Company, from time to time, mitigates the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts is reflected in the net effective rates. In 2006, the Company had no forward foreign currency contracts in place. The rates used to translate foreign currency denominated items are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
British pound			
December 31, 2006	**$2.28**	**$2.09**	**$2.0900**
September 30, 2006	$2.09	$2.06	$2.0600
December 31, 2005	$2.00	$2.21	$2.3272
September 30, 2005	$2.05	$2.26	$2.3214
Euro			
December 31, 2006	**$1.54**	**$1.42**	**$1.4200**
September 30, 2006	$1.41	$1.41	$1.4100
December 31, 2005	$1.38	$1.51	$1.6159
September 30, 2005	$1.40	$1.55	$1.6180
United States dollar			
December 31, 2006	**$1.17**	**$1.13**	**$1.1300**
September 30, 2006	$1.12	$1.13	$1.1300
December 31, 2005	$1.17	$1.21	$1.2553
September 30, 2005	$1.16	$1.22	$1.2534

The currency translation impact discussed in the Europe section of this report is based on the application to the 2006 results of the 2005 translation rates including, where appropriate, the impact of forward foreign exchange contracts in place in 2005.

Currency translation impact is a non-GAAP financial measure which attempts to remove the impact of changed currency translation rates on GAAP results. *Refer to Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this report.*

BUSINESS PROFILE

INSURANCE & ANNUITIES

The international operations of Canada Life and its subsidiaries are located primarily in Europe, and offer a focused portfolio of protection and wealth management products and related services mainly in the United Kingdom, Isle of Man, Republic of Ireland and Germany.

The core products offered in the United Kingdom are payout annuities, savings and group insurance. These products are distributed through independent financial advisors and employee benefit consultants. The Isle of Man operation provides savings and individual protection products that are sold through independent financial advisors in the United Kingdom and in other selected territories.

The core products offered in Ireland are individual insurance and savings and pension products. These products are distributed through independent brokers and a direct sales force. The German operation focuses on pension and individual protection products that are distributed through independent brokers.

Canada Life has continued to increase its presence in its defined market segments by focusing on the introduction of new products and services, enhancement of distribution capabilities and intermediary relationships.

REINSURANCE

The Company's reinsurance business is comprised of operations in the United States, Barbados and Ireland.

In the United States, the Company's reinsurance business is carried on through the U.S. branch of Canada Life, through a subsidiary of LRG (London Life Reinsurance Company), and, commencing in 2005, through an indirect subsidiary of GWL&A (Great-West Life & Annuity Company of South Carolina, or GWSC). This subsidiary was created in 2005 in conjunction with the establishment of a new long-term letter of credit facility to meet the Company's U.S. statutory Regulation XXX reserve requirements relating to its life reinsurance business. In 2005, the U.S. branch of Canada Life retroceded to GWSC most of its Regulation XXX business issued before December 31, 2004.

In Barbados, the Company's reinsurance business is carried on primarily through three subsidiaries of LRG (London Life and Casualty Reinsurance Corporation, London Life and Casualty (Barbados) Corporation, and London Life International Reinsurance Corporation).

In Ireland, the Company's reinsurance business is carried on through a subsidiary of LRG (London Life & General Reinsurance Co. Ltd), and through a subsidiary of Canada Life (Canada Life International Re Limited).

The Company's business includes both reinsurance and retrocession business transacted directly with clients or through reinsurance brokers. As a retrocessionaire, the Company provides reinsurance to other reinsurers to allow those companies to spread their insurance risk.

The product portfolio offered by the Company includes life, annuity and property and casualty reinsurance, provided on both a proportional and non-proportional basis.

In addition to providing reinsurance products to third parties, the Company also utilizes internal reinsurance transactions between affiliated companies. These transactions are undertaken in order to better manage insurance risks relating to retention, volatility and concentration as well as to facilitate capital management for the Company and its subsidiaries and branch operations. These internal reinsurance transactions may produce benefits that are reflected in one or more of the Company's business segments.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The Company provides protection and wealth management products that are distributed primarily through independent sales channels.

INSURANCE & ANNUITIES

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
U.K. and Isle of Man • Among the top 30 life insurance companies operating in U.K. • A market leader, with 30% share of the group life market • Second in the group income protection market with 17% share • A top provider of offshore single premium investment product into the U.K., with 13% market share • Among the top four insurers in payout annuities, with 9% market share • Among the top ten in the onshore unit-linked single premium bond market **Ireland** • 5.4% of Irish life assurance market • Among the top six insurers by new business market share **Germany** • The market leader in the broker unit-linked market • Among the top three in the overall unit-linked market • 1.6% market share in the German market	**Wealth management** • Pensions • Savings • Payout annuities **Group Insurance** • Life insurance • Disability • Critical illness **Individual Insurance** • Life insurance • Disability • Critical illness	**U.K. and Isle of Man** • Independent financial advisors • Employee benefit consultants **Ireland** • Independent brokers • Direct sales force **Germany** • Independent brokers

REINSURANCE

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
• Among the top ten life reinsurers in the U.S. by assumed business • Niche position in property and casualty and annuity business	**Life** • Yearly renewable term • Co-insurance **Property and Casualty** • Catastrophe **Annuity**	• Independent reinsurance brokers • Direct placements

COMPETITIVE CONDITIONS

United Kingdom and Isle of Man

In the United Kingdom, the Company holds strong positions in several product focused markets with particular strength in the payout annuity, onshore/offshore savings, group life and income protection markets. Insurance and wealth management products are sold primarily through independent financial advisors. To become the provider of choice, the Company must maintain competitive product design and pricing, distribution compensation and service levels.

Canada Life was awarded a five star rating in the 2006 Financial Advisor Service Awards. This places Canada Life among the top 10 service providers in the investment arena, recognizing the Company's continuing commitment to service excellence.

Republic of Ireland
The life insurance market in Ireland is very mature with one of the highest penetration rates in the world. The larger companies hold a significant share of the market. The Company operates in all segments of the market, and focuses on higher margin products including pensions and single premium savings business. Canada Life is the sixth largest life insurance operation in Ireland as measured by new business market share. Investment in product development infrastructure, distribution capability and systems is critical to continued sales growth and retention of in-force business.

Germany
The German market has experienced considerable change in 2005 and 2006 as a result of the December 2004 tax changes and the consequent surge of business that occurred in late 2004 and early 2005. As a result of these changes, the market for endowment savings contracts and regular premium personal pensions have declined, whereas the markets for occupational and single premium personal pensions have grown because the tax advantages available from these products are more attractive to clients. The market is becoming increasingly competitive as a result of providers that previously sold mainly traditional endowment savings products are now focusing on occupational and single premium personal pensions as well as critical illness/disability products.

In spite of these changes, the Company has established itself in the German market as a provider of innovative fund-based products for pensions, as well as disability and critical illness products and has managed to grow its market share substantially. Canada Life now has the leading share in the broker unit-linked market and is among the top three in the overall unit-linked market.

Reinsurance
In the United States life reinsurance market, major direct writers have continued to seek alternative solutions to manage their U.S. Regulation XXX reserving requirements and, as a result, have reduced the amount of life insurance business that they cede to reinsurers. The Company is responding by revamping its marketing strategy, more effectively leveraging its financial strength, creative product solutions and strong client relationships.

Pricing in the property catastrophe retrocession market was very strong in 2006 following record hurricane losses of the previous year. Pricing for January 2007 renewals remained steady driven by upwards revisions in modeled loss estimates and a continued shortage of retrocession capacity.

2006 DEVELOPMENTS

- Shareholder net income was $486 million, up 22% from 2005. Excluding the unfavourable impact of currency translation, shareholder net income was up 34%.
- Insurance & Annuities premiums and deposits increased by $1,760 million, up 30% over 2005. Excluding the unfavourable impact of currency translation, Insurance & Annuities premiums and deposits increased 37%.
- Insurance & Annuities sales increased by $1,608 million, up 38% over 2005. Excluding the unfavourable impact of currency translation, Insurance & Annuities sales grew by 46%.
- The Company agreed to purchase a payout annuity block of business from Equitable Life in the U.K. in the second quarter.

PURCHASE OF PAYOUT ANNUITY BLOCK IN THE UNITED KINGDOM
During the second quarter, the Company's United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society ("Equitable Life") in the United Kingdom. The block of business adds approximately 130,000 annuity policies to the existing portfolio

and significantly increases the total number of such policies to 280,000. This acquisition, along with Phoenix and London payout annuity acquisition in 2005, furthers the Company's strategy to capitalize on its position in core European markets and will add to Canada Life's strong position in the payout annuity market.

Under the terms of the transaction, the Company assumes a block of payout annuity liabilities, and receives a corresponding amount of assets. Effective January 1, 2006, the Company acquired these liabilities by way of indemnity reinsurance. The transfer of assets and liabilities has been approved by the courts and was completed on February 9, 2007.

At December 31, 2006, the transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $10.2 billion on the consolidated balance sheet.

Selected consolidated financial information - Europe

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Total premiums and deposits	$ 3,693	$ 3,657	1%	$ 12,241	$ 10,614	15%
Fee and other income	158	124	27%	611	481	27%
Paid or credited to policyholders	2,311	2,628	-12%	8,282	7,643	8%
Net income - common shareholders	150	122	23%	486	399	22%
Total assets				$ 41,210	$ 25,638	61%
Segregated funds net assets				26,632	19,296	38%
Total assets under administration				$ 67,842	$ 44,934	51%

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2006	2005	2006	2005
Income:				
Premium income	$ 2,156	$ 2,506	$ 7,223	$ 7,154
Net investment income	397	320	1,710	1,149
Fee and other income	158	124	611	481
Total income	2,711	2,950	9,544	8,784
Benefits and expenses:				
Paid or credited to policyholders	2,311	2,628	8,282	7,643
Other	228	191	686	659
Amortization of finite life intangible assets	1	-	4	4
Net operating income before income taxes	171	131	572	478
Income taxes	16	6	59	68
Net income before non-controlling interests	155	125	513	410
Non-controlling interests	1	3	17	11
Net income - shareholders	154	122	496	399
Perpetual preferred share dividends	4	-	10	-
Net income - common shareholders	$ 150	$ 122	$ 486	$ 399

NET INCOME

Net income - common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	**2006**	2005	% Change
Insurance & Annuities	**$ 108**	$ 122	-11%	**$ 382**	$ 356	7%
Reinsurance	**44**	5	-	**121**	58	109%
Corporate	**(2)**	(5)	60%	**(17)**	(15)	-
	$ 150	$ 122	23%	**$ 486**	$ 399	22%

Note: 2005 results have been reclassified to conform with the 2006 segment presentation.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
UK / Isle of Man	**$ 1,741**	$ 1,367	27%	**$ 6,186**	$ 4,512	37%
Ireland / Germany	**493**	377	31%	**1,483**	1,388	7%
International	**7**	7	0%	**23**	32	-28%
Insurance & Annuities	**2,241**	1,751	28%	**7,692**	5,932	30%
Reinsurance	**1,452**	1,906	-24%	**4,549**	4,682	-3%
Total premiums and deposits	**$ 3,693**	$ 3,657	1%	**$ 12,241**	$ 10,614	15%
Summary by Type						
Risk-based products	**$ 2,156**	$ 2,506	-14%	**$ 7,223**	$ 7,154	1%
Segregated funds deposits						
Individual products	**1,537**	1,151	34%	**5,018**	3,460	45%
Total premiums and deposits	**$ 3,693**	$ 3,657	1%	**$ 12,241**	$ 10,614	15%

Sales	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
UK / Isle of Man	**$ 1,458**	$ 1,105	32%	**$ 5,040**	$ 3,464	45%
Ireland / Germany	**297**	213	39%	**801**	769	4%
Insurance & Annuities	**1,755**	1,318	33%	**5,841**	4,233	38%
Reinsurance	**1,378**	1,829	-25%	**4,234**	4,394	-4%
Total sales	**$ 3,133**	$ 3,147	0%	**$ 10,075**	$ 8,627	17%

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

The 2005 net income results have been reclassified to conform with the 2006 segment presentation. A net provision of $20 million relating to arbitrations together with income from the non-continuing operations have been reclassified to a new Corporate line within the Europe segment.

Net income

In quarter
Net income attributable to common shareholders decreased $14 million, or 11% to $108 million compared to the fourth quarter of 2005. Excluding the unfavourable currency translation impact of $6 million, net income was down 7%.

Strong operating earnings were offset by strengthening of actuarial reserves and provisions. Strong results in Europe are largely due to the payout annuities and group businesses in the U.K. operations. The growth in payout annuities was driven by favourable investment experience as well as the contribution from the Phoenix and London payout annuity block acquired in 2005 and the Equitable Life payout annuity block reinsured with effect from January 1, 2006. The Phoenix and London block contribution represents mortality, investment and expense experience, which is emerging more favourably than the pricing assumptions. The U.K. group insurance business benefited from favourable mortality and morbidity experience. The Insurance & Annuities results also benefited from a reduction in taxes arising from the utilization of prior period losses.

Twelve months
Net income attributable to common shareholders increased $26 million, or 7% to $382 million compared to the twelve months ended December 31, 2005. Excluding the unfavourable impact of currency translation, net income was up 18% reflecting strong operating earnings partly offset by the strengthening of actuarial reserves.

The strong operating results in Europe are largely due to the same reasons as the in quarter period. In addition, the operating results in 2005 reflected a one-time investment gain in Ireland of 6 million euros resulting from lower reserve requirements in connection with investment fund guarantees.

Improved operational efficiencies and equity market performance also contributed to the overall performance.

Premiums and deposits and sales

In quarter
Premiums and deposits increased $490 million or 28%. Excluding the favourable currency translation impact of $80 million, premiums and deposits increased $410 million or 23% compared to the fourth quarter of 2005. The increase was due to higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and Ireland and pension products in Ireland and Germany. In addition, payout annuity sales increased as compared to the same period in 2005 as sales returned to long term levels following customer purchase decisions being delayed prior to the implementation of new retirement legislation in April 2006.

Sales increased by $437 million or 33% compared to the fourth quarter of 2005. Excluding the favourable currency translation impact of $58 million, sales increased by $379 million or 29% compared to the fourth quarter of 2005. Strong sales growth was driven by the core products across the U.K./Isle of Man, as well as single premium savings products in Ireland and pension products in Ireland and Germany. While the results were very strong, sales of savings products in the Isle of Man tend to be larger and less uniform, resulting in volatility in sales trends.

Twelve months

Premiums and deposits increased $1,760 million or 30%. Excluding the unfavourable currency translation impact of $451 million, premiums and deposits increased $2,211 million or 37% compared to 2005. The increase reflects higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and Ireland, pension products in Ireland and Germany and higher premiums in U.K. payout annuities. The increase in U.K. payout annuities reflected a recovery from the first quarter. A more competitive environment combined with customers delaying purchasing decisions on payout annuities prior to the introduction of new retirement legislation in April 2006, characterized the first quarter.

Sales increased by $1,608 million or 38% compared to 2005. Excluding the unfavourable currency translation impact of $340 million, sales increased $1,948 million or 46% compared to the same period in 2005. Strong sales growth was driven by savings products in the United Kingdom/Isle of Man, single premium savings products in Ireland, U.K. payout annuities and pension sales in Germany. The first quarter of 2005 included a sales surge caused by changes to the taxation of pension products in 2004. Excluding the carry over of the sales surge into the first quarter of 2005, sales in Germany increased by 89% compared to the same period last year. The increase in the U.K. payout annuities reflected a strong recovery from the first quarter. A more competitive environment combined with customers delaying purchasing decisions on payout annuities prior to the introduction of new retirement legislation in April 2006, characterized the first quarter.

OUTLOOK – INSURANCE & ANNUITIES

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

In 2006, the Company continued to grow each of its product focused positions profitably. To support its strategy of a "multi-niche" European business, Canada Life acquired a £2.2 billion ($5.0 billion at December 31, 2006) portfolio of payout annuities from Phoenix and London in 2005 and a £4.5 billion ($10.2 billion at December 31, 2006) portfolio from Equitable Life in 2006. These major acquisitions strengthen the U.K. payout annuity business, leverage a superior investment capability and lead to greater economies of scale, enabling the Company to grow and compete successfully and more profitably in the future.

The European Integration Programme which integrates services, processes and practices across Europe is well underway. The first phase, the data centre consolidation, was completed in 2006. During the year, the Company launched a European wide technology platform initiative which will enhance its ability to interact with Independent Financial Advisers. In addition, the Company is centralizing the administration function of its investment back office for Europe as it strives to improve efficiencies.

The Company continues to look for further opportunities to capitalize on the strong niche positions in its core businesses and to expand its distribution capabilities.

United Kingdom/Isle of Man – The U.K. will continue to focus on building market share and expanding its core businesses of payout annuities, wealth management and group insurance through competitive pricing, enhanced value proposition, expanded distribution capability and investment in systems. In addition, the Company will continue to focus on increasing market share in the small and mid-sized case market segments of its group business and by improving its overall offering in Group Income Protection. Innovative new products and services were introduced in 2006 including an online quotation system and Business Care, an online employer assistance program. In 2007, the Group business will continue to enhance its online system including providing online capability for policy administration. In wealth management, the Company expects success in each of its niche businesses to continue through excellent customer service, an efficient expense base, improving processes and continued investment in its infrastructure.

Ireland/Germany – In Ireland, the Company will continue to leverage its strong presence in the pensions market in 2007. It is expected that the Irish economy and wealth management market will remain buoyant in the coming year. This is expected to be partly driven by the maturing of a government subsidized savings program which will result in more funds being available in the market place. The emphasis in 2007 will be on retention of the maturing savings program, expanding distribution capabilities, including strengthening intermediary relationships and expanding our product range.

The fundamentals for growth in the German insurance sector are positive. The German market has relatively low levels of insurance penetration. This factor, combined with reductions in the state pension provision, create a significant growth potential in the German market and fund-based products in particular.

In December 2006, sales were at their highest levels since the December 2004 tax driven sales surge. Single premium and critical illness/disability sales were particularly strong in late 2006. It is expected that these trends, along with the movement from traditional personal pensions to occupational pensions will continue.

Canada Life is already a significant player in the fastest growing distribution segment (the broker market) and offers products in most of the fastest growing segments (occupational pensions, single premium pensions and disability) and is well positioned to benefit from the expected upturn in the market.

REINSURANCE

The 2005 net income results have been reclassified to conform with the 2006 segment presentation. The $43 million after tax provision relating to expected losses arising from hurricane activity along the Gulf Coast of the United States and the $19 million reduction of provisions held in connection with 9/11 claims and benefits of $29 million arising from a reorganization of business carried on in London Life & General Reinsurance Co. Ltd., have been reclassified to a new Corporate line within the Europe segment.

Net income

In quarter
Net income was $44 million, an increase of $39 million compared to the same period in 2005. Excluding the unfavourable impact of currency translation, net income increased $43 million.

The 2006 results reflect higher renewal profits, lower new business strain, improved mortality and commutation gains, partly offset by the strengthening of actuarial reserves.

The 2005 results also included an increase in life reinsurance mortality reserves offset by favourable investment experience and asset/liability matching and benefits arising from a reorganization of business carried on in London Life & General Reinsurance Co. Ltd.

Twelve months
Net income for the Reinsurance business unit was $121 million, an increase of $63 million from a year ago. Excluding the unfavourable impact of currency translation, net income was up 129%.

The 2006 results reflect higher renewal profits, lower new business strain, improved mortality and commutation gains, partly offset by unfavourable morbidity experience and the strengthening of actuarial reserves.

The 2005 results also included favourable investment experience and asset/liability matching, benefits arising from a reorganization of business carried on in London Life & General Reinsurance Co. Ltd., partly offset by an increase in life reinsurance mortality reserves and an increase in provision for adverse development as well as a decrease in actuarial liabilities arising from a reinsurance agreement between London Life and General Reinsurance Company Limited, a subsidiary of LRG and Canada Life Assurance (Ireland) Ltd., to provide guarantee risk protection.

Premiums and deposits and sales

In quarter
Premiums and deposits for the Reinsurance business unit were $1,452 million, a decrease of $454 million or 24% over the three months ended December 31, 2005. Sales were $1,378 million, a decrease of $451 million or 25% over the same period in 2005. The decrease is primarily due to new structured life contracts written in 2005 partly offset by commutation of structured life contracts in 2006.

Twelve months
Premiums and deposits for the Reinsurance business unit were $4,549 million, a decrease of $133 million or 3% over the twelve months ended December 31, 2005. Sales were $4,234 million, a decrease of $160 million or 4%. The decrease in premiums and deposits and sales is primarily due to new structured life contracts written in 2005, partially offset by a large payout annuity reinsurance contract written in 2006, as well as the renegotiation and commutation of certain reinsurance contracts in 2005 and 2006.

OUTLOOK – REINSURANCE

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

The U.S. life reinsurance industry is expected to grow modestly as cession rates stabilize. The reserving requirements imposed by U.S. Regulation XXX have caused a number of life reinsurers to develop cost effective long-term solutions that, depending on pricing, may offer insurers an alternative to developing an in-house approach. The Company expects continued growth in this line, building on the complementary strengths of Canada Life and LRG in innovative product solutions and strong client relationships.

Pricing in the property catastrophe retrocession market is expected to weaken through 2007 (in the absence of major loss events) due to the influx of new capacity seeking attractive returns. Technical pricing will likely remain above historic norms given the new reality of increased modeled loss exposures and more rigorous rating agency stress testing of capital positions.

The regulatory and business environment continues to influence how reinsurance counterparties conduct business.

The Company and subsidiaries are subject to legal actions and arbitrations arising in the normal course of business. It is not expected that any of these matters will have a material adverse effect on the consolidated financial position of the Company.

In one of the above-noted matters, the Company is involved in an ongoing arbitration relating to the interpretation of certain provisions of the reinsurance treaties. In another of the above-noted matters, certain reinsurance client loss statements relating to other reinsurance treaties are in dispute and may become subject to arbitration or other legal action in the future. While the Company has obtained retrocession coverage for the treaties, payment of amounts due under these retrocession treaties is contingent upon collection by the retrocessionaire under a separate financial arrangement with another party. We understand that the provisions of this separate financial arrangement are also in dispute. The Company has established an actuarial liability provision for these two matters. While it is difficult to predict the outcome of these matters with certainty, based on information presently known, they are not expected to have a material adverse effect on the consolidated financial position of the Company.

CORPORATE

In the second quarter of 2006, the Company established a Corporate line of business within the Europe reporting segment. The Corporate account includes financing charges, certain non-continuing items relating to hurricane provisions and 9/11 claims experience as well as the results for non-core international businesses.

Net income

In quarter
The fourth quarter 2006 results included financing costs of $4 million partly offset by income from the non-continuing operations.

The fourth quarter 2005 results reflected a net provision of $33 million relating to expected losses arising from hurricane activities along the Gulf Coast of the United States and provisions and recoveries on arbitrations. This is partly mitigated by benefits of $29 million resulting from a reorganization of its reinsurance operations. A block of life reinsurance business was transferred from Canada Life to a subsidiary of GWL&A in connection with the establishment of a new long-term letter of credit facility.

Twelve months
The 2006 results include a charge of $32 million incurred by Canada Life in connection with the unfavourable development related to an arbitration with one of its retrocessionaires in respect of discontinued product arising out of the event of September 11, 2001 and financing costs of $10 million. This is primarily mitigated by other non-recurring items which in aggregate increased net income by $21 million.

The 2005 results reflect a net provision of $63 million relating to expected losses arising from hurricane activities along the Gulf Coast of the United States and provisions and recoveries on arbitrations partly offset by a $19 million reduction in provisions held for 9/11 claims and benefits of $29 million arising from a reorganization of its reinsurance operations as noted in quarter.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Consolidated operations	For the three months ended December 31		For the twelve months ended December 31	
	2006	2005	2006	2005
Income:				
Premium income	$ -	$ -	$ -	$ -
Net investment income	(9)	3	18	(6)
Fee and other income	-	-	-	-
Total income	(9)	3	18	(6)
Benefits and expenses:				
Paid or credited to policyholders	-	-	-	-
Other	1	1	4	4
Restructuring costs	-	-	-	22
Amortization of finite life intangible assets	-	-	-	-
Net operating income before income taxes	(10)	2	14	(32)
Income taxes	-	-	29	4
Net income before non-controlling interests	(10)	2	(15)	(36)
Non-controlling interests	-	-	-	-
Net income - common shareholders	$ (10)	$ 2	$ (15)	$ (36)

In quarter

Corporate net income was a charge of $10 million compared to $2 million of income in 2005, comprised of the following after-tax charges: $3 million of U.S. withholding tax ($0 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $1 million of operating expense ($2 million in 2005) incurred at the Lifeco level, and $6 million of foreign exchange losses on the weakening of the Canadian dollar in quarter.

Twelve months

Corporate net income was a charge of $15 million compared to a charge of $36 million in 2005, comprised of the following after-tax charges: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($17 million in 2005), $14 million of U.S. withholding tax ($14 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 non-recurring capital tax charge on a Lifeco subsidiary, $3 million of operating expense ($5 million of income in 2005) incurred at the Lifeco level, and $11 million of foreign exchange gains offset by $6 million of tax charges ($0 million in 2005).

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

